Hitting another high note.

2004 annual report





Community Bank System, Inc.

1996

- Acquired Benefit Plans Administrators, Inc., a pension administration and recordkeeping business based in Utica, N.Y.

1997

- Acquired 8 branches in Western New York from Key Bank and 12 branches in Northern New York from Fleet Bank.

1998

- Opened de novo branches in Owego, Houghton and Jamestown, N.Y.
- Established a stand-alone insurance agency.

1999

- Created Community Investment Services Inc. (CISI), an internal broker-dealer, based in Olean, N.Y.

The Third Movement: The 2000s

2000

- Acquired Elias Asset Management, a nationally recognized investment advisory firm, based in Buffalo, N.Y.
- Opened a de novo branch in Falconer, N.Y.
- Exceeded $2 billion in assets.

2001

- Acquired all 5 branches of Malone, N.Y.-based Citizens' National Bank.
- Acquired all 13 branches of Scranton, Pa.-based First Liberty Bank & Trust, our first transaction outside of New York.
- Acquired 36 branches in Western and Central New York from FleetBoston.
- Exceeded $3 billion in assets.

2003

- Acquired Harbridge Consulting Group, an actuarial and pension consulting firm based in Syracuse, N.Y.
- Acquired Peoples Bankcorp of Ogdensburg, N.Y.
- Acquired Grange National Banc Corp., adding 12 branches to our Northeast Pennsylvania franchise.

2004

- Acquired First Heritage Bank of Wilkes-Barre, Pa.
- Acquired a branch in Dansville, N.Y. from HSBC Bank.
- Exceeded $4 billion in assets.
- Opened a de novo branch in Hazelton, Pa.

2005

- De novo expansion underway in Northeastern Pennsylvania.

The First Movement: The 1980s

1983

- Community Bank System, Inc. forms as a New York State bank holding company, consisting of the St. Lawrence National Bank, First National Bank of Ovid and Exchange National Bank.

1984

- Acquired 3 branches from the Bank of New York in Southwest New York State.

1985

- Began trading on the NASDAQ.

1986

- Secondary common stock offering completed.

1987

- Acquired Nichols National Bank in Nichols, N.Y.

1988

- Acquired CommuniCorp, Inc. in Addison, N.Y.

The Second Movement: The 1990s

1990

- Acquired a branch in Corning, N.Y. from Key Bank.

1992

- Five independent banks come together to form Community Bank, N.A.

1994

- Acquired 3 branches from Resolution Trust Co. in Central New York.
- First began offering financial services products.
- Acquired a branch in Cato, N.Y. from Chase Manhattan Bank.

1995

- Completed secondary stock offering.
- Acquired 15 more branches from Chase.
- Exceeded $1 billion in assets.

Company Profile



Community Bank System, Inc. (CBU) is a registered bank holding company based in DeWitt, N.Y. (near Syracuse). CBU's wholly-owned banking subsidiary, Community Bank, N.A., has $4.4 billion of assets and 130 customer facilities across Upstate New York and Northeastern Pennsylvania (where it operates as First Liberty Bank & Trust).

CBU is located in smaller urban markets where superior service is valued and customer loyalty can be earned. The company ranks first or second in deposit market share in over 70% of the towns in which it does business.

Other subsidiaries within the CBU family are:

- Elias Asset Management, Inc., an investment management and advisory firm based in Buffalo, N.Y.
- Community Investment Services, Inc., a broker-dealer delivering financial products, including mutual funds, annuities, individual stocks and bonds, and insurance products from various locations throughout the company's branch network.
- Benefit Plans Administrative Services, Inc., an employee benefits company which includes BPA, a retirement plan administration firm located in Utica, N.Y., and Harbridge Consulting Group, an actuarial and consulting firm based in Syracuse, N.Y.



Table of Contents

Introductory Statement


RECEIVED
PROCESSING
APR 08 2005
SECTION


Life is a complex symphony.


Sometimes it's a march or a ballad. A prelude or a reprise. An anthem, minuet or requiem.


And as we live it, we're forced to constantly fine-tune. Jump from one octave to another. Even change our key.


Fortunately, we're always in tune with our customers.


Because regardless of the goals our customers set or circumstances they find themselves in, Community Bank System consistently provides them with the right blend of financial products and services to help them through each and every phase of life -- without missing a beat.


2004 was yet another chart-topper for our ensemble, under the direction of our very dedicated and talented composers.


We made two more acquisitions, significantly enhanced our management team, and generated company-best shareholder returns.


In fact, we've now generated best-ever earnings for three-straight years -- and nine of our last ten!


And these consistent and solid results have sparked a lot of shareholder fanfare.


Hoping for an encore? Don't worry. As far as we're concerned, it's not even intermission yet.

Letter to Shareholders

Dear Shareholders, Investors, Customers and Employees,

It is fitting to begin by stating how delighted we are to report another record year at Community Bank System! And by record, we mean that our team generated company-best levels for net interest income, non-interest income, earnings, earnings per share, dividends per share, share price and market capitalization in 2004. This marks our third-consecutive year of doing so in each of these categories, despite an increasingly challenging and competitive environment.

Our steady performance has been progressively recognized by the market, as evidenced by the many new shareholders who have joined us with each passing year. However, we were particularly pleased by a specific form of recognition in 2004 – our addition to Standard & Poor's Small-cap 600 Index in August. This was a tremendous honor for our company. Our inclusion in this widely respected and referenced index has already augmented our number of institutional shareholders, providing CBU with an even broader investor base. We welcome these new owners and look forward to rewarding their confidence.

To that end, we continued throughout 2004 to manage our business for both the near- and long-term. Our Board began the year by taking steps to continue to effectively manage our capital by approving a two-for-one split of CBU's common shares. Our second split in the past six years (and fourth in our 20-year public company history), CBU's 56% market value appreciation during 2003 led us to affect a split to enhance broader ownership and trading liquidity by providing pricing that was more accessible to a wider group of investors. Judging by the record trading volume our stock experienced during the year, as well as a 24.8% increase in market capitalization at year end, this decision was indeed a good one.

Our focus on the future was further evidenced by the series of strategic senior management appointments we made. We began in the first quarter by creating the new position of Chief Operating Officer, which we filled with Mark Tryniski, our Chief Financial Officer, who joined us in early 2003 after a distinguished 18-year career with PricewaterhouseCoopers. To fill the void that Mark's promotion created, we were fortunate in August to add Scott Kingsley as our new Chief Financial Officer. Scott joined us after eight years as Chief Financial Officer of a division of the Carlisle Companies, Inc.



We continued to expand our Executive Management Team in September, beginning with Brian Donahue, previously our Chief Credit Officer, who we promoted to the new position of Chief Banking Officer, with responsibility for all of New York and Pennsylvania banking. Similarly, Timothy Baker, previously Senior Operations Officer, became Director of Special Projects and is now

From left, Sanford A. Belden, President and Chief Executive Officer; James A. Gabriel, Chairman of the Board; and Mark E. Tryniski, Executive Vice President and Chief Operating Officer.




Community Bank System Locations
Community Bank, N.A. Branches
First Liberty Bank & Trust Branches
Administrative/Operations Centers
Financial Services Centers

responsible for managing acquisitions and other special projects. Michael Wilson, previously Manager of Information Technology, was appointed to the new position of Chief Technology Officer. J. David Clark, previously Senior Lender in our Southern Region of New York, succeeded Brian as Chief Credit Officer, while Earl Withers was promoted to Director of Operations. Then in early 2005, we announced the appointments of Harold Wentworth as Vice President and Director of Sales and Marketing, and Bernadette Barber to Chief Human Resources Officer. Harold brings 17 years of experience within our company to his new role, while Bernadette joined us after 14 years with The Penn Traffic Company, most recently as Vice President of Human Resources and Operations. All totaled, we added six new members to our Executive Management Team, including two "outsiders," expanding and enhancing our leadership to a level commensurate with our future opportunities.


Earnings Per Share Growth
$1.80
$1.40
$1.00
$.60
$.20
1.16
.81
1.46
1.49
1.64
'00
'01
'02
'03
'04

We also continued our expansion activities during 2004, with two acquisitions and one de novo branch completed, while laying the groundwork for at least one more de novo branch in early 2005. In May we completed our acquisition of First Heritage Bank, which broadened our presence – and particularly our commercial lending capabilities – within the Greater Wilkes-Barre region of Northeastern Pennsylvania. And on the heels of this merger, we planned two de novo branches in this region, one which opened in September 2004, with one more scheduled to open later this year. Then, in December, we completed our acquisition of a single branch in Dansville, N.Y. from HSBC Bank, which allowed us to consolidate and complement the existing facility we had there while gaining a broader base of customers. Although the majority of our recent growth again took place in the Pennsylvania market, we continue to see opportunities within select regions of both New York and Pennsylvania.

Total Shareholder Returns

(Through December 31, 2004, including reinvestment of dividends)

	CBU	S&P Small-Cap 600	NASDAQ Bank Index	Russell 2000
1 Year	18.5%	22.6%	13.6%	18.4%
3 Years	33.3%	13.3%	17.4%	11.5%
5 Years	23.8%	11.6%	16.5%	6.7%
10 Years	19.8%	14.3%	19.1%	10.0%

Source: Bloomberg

From an operational perspective, we generated a 14.6% increase in net interest income over 2003, reaching $151 million. Our non-interest income rose by an even larger 26.2% to more than $44 million, primarily on the strength of our benefit plans subsidiary (Benefit Plans Administrative Services, which saw revenue growth of 25%), and our wealth management businesses. The results were a total rise in net income of 24.3% and a 10.1% increase in diluted earnings per share over 2003. We achieved this through both organic and acquired growth and improved asset quality, despite a comparably lower net interest margin, year-over-year. Consumer mortgage and commercial lending growth was strong as well, climbing 8.4% and 20.6%, respectively, over the year-earlier period. All told, we added $539 million in assets to the level we held just one year ago, an increase of 14%. And we did this while maintaining strong asset quality metrics resulting from enhanced credit risk management and disciplined underwriting standards, as well as a more stable economy.

From left, Thomas A. McCullough, President, Pennsylvania Banking; Michael A. Patton, President, Financial Services; Scott A. Kingsley, Chief Financial Officer; James A. Wears, President, New York Banking; Brian D. Donahue, Chief Banking Officer.





Financial Highlights

	2004	2003	Percent Change	2002	2001	2000	5-Year CAGR
Income Statement Data (in thousands)							
Net interest income	$151,043	$ 131,828	14.6%	$ 127,850	$ 96,655	$ 90,433	11.4%
Non-interest income	44,445	35,231	26.2	32,062	26,139	23,041	20.2
Operating expenses	119,899	102,711	16.7	95,288	88,754	70,850	12.4
Net income	$ 50,196	$ 40,380	24.3	$ 38,517	$ 19,129	$ 24,899	16.2
Diluted weighted average common shares outstanding	30,670	27,035	13.4%	26,334	23,650	21,474	7.1%
Common Per Share Data (diluted)							
Net income	$ 1.64	$ 1.49	10.1%	$ 1.46	$ 0.81	$ 1.16	8.5%
Cash dividend declared	0.68	0.61	11.5	0.56	0.54	0.52	7.2
Common stock price	28.25	24.50	15.3	15.68	13.10	12.38	19.6
Period-end book value - stated	15.49	14.29	8.4	12.52	10.38	9.55	14.8
Period-end book value - tangible	$ 7.90	$ 7.37	7.2%	$ 7.33	$ 4.87	$ 6.94	8.6%
Balance Sheet Data (end of period, in millions)							
Total assets	$ 4,394	$ 3,855	14.0%	$ 3,437	$ 3,213	$ 2,652	12.0%
Loans	2,358	2,129	10.8	1,807	1,733	1,516	10.6
Deposits	2,929	2,725	7.5	2,505	2,546	1,949	9.7
Assets under fiduciary management	$ 2,102	$ 1,807	16.3%	$ 1,364	$ 1,385	$ 1,282	29.2%

All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004. All financial results reflect the 2001 acquisition of First Liberty Bank Corp. (FLIB) in accordance with the pooling-of-interest method of accounting.

All of this led our Board of Directors to declare a 12.5% increase in the quarterly cash dividend on its common stock to $0.18 per share, beginning in the third quarter of 2004. This represented the company's fifth dividend increase in six years and, as of December 31, reflected an annualized dividend yield of 2.6%. When coupled with the $172 million market capitalization increase in our stock, we were able to generate a total return for our shareholders of 18.5% during 2004. As this book's cover illustrates, that's a high note we are all quite proud to have reached.

As we continue into 2005 and beyond, we are confident that we have sound leaders, policies and strategies in place to maintain and enhance the levels of growth we've established throughout the last several years. Although we've obtained some aggressive and satisfying goals thus far, we know we're capable of — and eager to achieve — a great deal more. We thank you for your continued support.

James A. Gabriel
Chairman

Sanford A. Belden
President &
Chief Executive Officer

Mark E. Tryniski
Executive Vice President
& Chief Operating Officer





Practice. Practice. Practice.

Understanding Our Business

Every song, be it a symphony or a Top 40 single, begins without a single audible note. And you can assemble the greatest ensemble, but if they're all doing their own thing, it's not music to anyone's ears. The constant that runs through all great music is the "score," written sheets that serve as the blueprint for every composer's creation. It's what keeps the flutes from flubbing and the trombones from tripping. It separates coronets from clarinets, saxophones from sousaphones. And it guides them all from the very first downbeat right through the final note.

In 1993, Community Bank System developed its own original score, our "Growth Strategy," which we have used to guide our every action — over and over — since the moment the ink dried. Because as we all know, the only way to become truly proficient at anything is through repetition. Banking is no different.



Our strategy is relatively simple:

- Create a dominant branch system with decentralized decision-making.
- Diversify our revenue and earnings streams through non-interest income.
- Build profitable loan volume.
- Utilize technology to improve productivity and enhance — not replace — customer service.

These four short guidelines may not seem like much, but by following them in as disciplined a manner as we have over the last 11 years, we have grown our company significantly. Specifically, we've increased our assets from less than $1 billion to nearly $4.5 billion. Our branches have stretched from 32 to 130. And we've generated a total return to shareholders, on average, of nearly 20% annually during this span.



Total Assets (in billions)
$4.5
$3.5
$2.5
$1.5
$.5
2.7
3.2
3.4
3.9
4.4
'00
'01
'02
'03
'04



Total Loans (in billions)
$2.5
$2.0
$1.5
$1.0
$.5
1.5
1.7
1.8
2.1
2.4
'00
'01
'02
'03
'04



Market Capitalization (in millions)
$900
$700
$500
$300
$100
261
338
407
694
866
'00
'01
'02
'03
'04



Our New York State of Mind

We've made our mark by focusing on markets where others don't. And Upstate New York has an abundance of those markets. Our bank can trace its roots all the way back to 1866 in Canton, N.Y., near the St. Lawrence River. Today, Canton's population is 10,334. That's perfect, by our way of thinking. Because Canton, and the dozens of markets like it in which we operate, is a place where customer loyalty can be obtained through trust and outstanding service. To that end, we empower our associates at the local level — places like Olean, Jamestown, Dunkirk, Corning, Wellsville, Geneva, Seneca Falls, and Watertown — to be key decision-makers, resulting in faster, more responsive service to our customers *without* sacrificing accuracy or compromising our strong credit guidelines and standards. In other words, when someone walks into a branch in Canton, N.Y. and applies for a consumer or business loan, the decision to approve that application is made right there, in Canton, N.Y.

Many bigger banks wouldn't dream of this, and probably would cite dozens of reasons why it wouldn't work. In fact, many wouldn't even bother to try, as evidenced by the numerous banks which have abandoned our markets over the years for the lure of more desirable, big-city demographics. But we've found that by properly training and empowering our employees at the local level, we've been able to provide even better service to our customers Jim Wears, President of New York Banking since 2000, and his team have done an excellent job of developing our employees to be able to take on such unique responsibilities. What's more, we've been able to take advantage of the exit strategies of other banks by acquiring various branches, and even some whole banks, at relatively favorable prices due to their haste to focus on larger metropolitan markets.

These efforts have not gone unnoticed, earning us the trust of the more than 171,000 customers who bank at Community Bank, N.A. (our New York State banking subsidiary). In fact, we now hold a dominant position in many of our regions, ranking 1st or 2nd in deposit market share in more than 70% of all the towns where we do business (including our Pennsylvania franchise). That's 72 of 102 towns! And we are the "only bank in town" in 32 of these locations, making us not only experts within the communities we serve, but literally an integral part of those communities, supporting them in a variety of educational, cultural and economic endeavors.

We've come a long way since 1866, yet – 139 years later – Canton still provides an excellent example of what typical CBU markets are like. They usually have a handful of major employers that support the region, like Corning, Inc., Alcas Corp., Kinney Drugs and Welch Foods. Many also have good-sized universities, such as Clarkson, St. Lawrence, St. Bonaventure, SUNY Fredonia, Hobart and Alfred,



which play key roles in the community and its economic development. And more often than not, you get an immediate sense of "Main Street, USA" when you're in a town that's home to a Community Bank, N.A. branch: a quieter pace of life that's more about diners, volunteer firemen and Friday night high school football games than coffee houses, crowded subways and skyscrapers. It's a place where you hear birds, not sirens. So we'll remain content to let all the other banks scratch and claw to gain a sliver of the market shares in those bigger cities. We know where home is for us – it's wherever we can become part of the community.

Loan Composition
(As of December 31, 2004)


Business Lending
Consumer Mortgage
35%
34%
31%
Consumer Direct & Indirect



Sweet Home Pennsylvania

When 2001 began, we were only a New York State bank. Just three years later, we now have an $867 million franchise (in deposits) in Pennsylvania. Operating under the First Liberty Bank & Trust brand name, we have quickly developed a strong presence within the Northeast Pennsylvania market, and we believe considerable potential remains for further growth in this region.

We began in May of 2001 with our purchase of First Liberty Bank & Trust, the brand we've chosen to unify all of our subsequent Pennsylvania banking operations as well. This 13-branch entity based in the Greater Scranton market immediately added an entirely new set of customers and opportunities for our company, and also gave us a strong and established brand name to go along with the nearly $650 million in assets we acquired. First Liberty allowed us to enter an attractive new market with an immediate and significant presence.

After two years of developing this market and surveying additional opportunities in the region, we made another significant transaction in 2003, adding $280-million-asset Grange National Banc Corp. This 12-branch, whole-bank purchase marked the first step of our growth and consolidation strategy in Northeastern Pa., built upon our First Liberty franchise.

We followed that up with our 2004 purchase of First Heritage Bank, a three-branch bank based in the greater Wilkes-Barre market. Not only did First Heritage add $275 million in assets, it also brought us an opportunity to enhance our commercial lending business, as 80% of First Heritage's loan portfolio is comprised of commercial loans. First Heritage gives us both the customers and personnel to develop a greater business lending portfolio throughout our Pennsylvania franchise.

Speaking of personnel, we also received some very strong leaders as a result of our Pennsylvania transactions, beginning with Tom McCullough, the former Chief Executive Officer of Grange. With 35 years of banking experience, including 13 as Grange's CEO, Tom was ideally suited to serve as our President of Pennsylvania Banking, responsible for all banking operations in the Keystone State. First Heritage also brought us a strong leader in the form of Bob Matley, its former President and Chief Operating Officer. With 30 years of banking and lending experience of his own, Bob has subsequently become Executive Vice President and Senior Lending Officer in Pennsylvania. Together, Tom and Bob make up an excellent tandem to help us expand upon the more than 50,000 "Keystoners" who have become our customers over the last three years.

And expand we will! We have already opened a de novo branch in Hazelton to take advantage of the momentum gained from our First Heritage transaction, and another is scheduled to open in Clarks Summit in early 2005. We continue to see many other attractive opportunities, both in the form of additional acquisitions and further de novo expansion. From here, the challenge is left to our executive management team to choose only the best opportunities among those that are before us. And as you'll read in our last section of this operations review, our strong track record of selecting and integrating acquisitions, not to mention executing de novo initiatives, gives us the confidence to believe we'll continue to make the right choices.



Commercial Lending Growth
(in millions)
$900
$700
$500
$300
$100
577
644
630
689
831
'00
'01
'02
'03
'04



PASSPORT
PASSPORT



Financial Services – We've Only Just Begun

As you read earlier, a major element of our growth strategy is non-interest income. The areas in which we've focused most intensely within non-interest income are our financial services businesses, whose revenue – under the excellent guidance of Mike Patton and his team – have grown by a compound annual growth rate of nearly 24% over the last five years.

Our financial services portfolio currently includes:

- Our long-standing personal trust department;
- Our broker dealer, which provides mutual funds and insurance products through our branches and independent offices;
- Our asset management subsidiary, which provides wealth management services to individuals, corporations and not-for-profits; and
- Our benefit plans subsidiary, which provides actuarial, administration, consulting and daily valuation recordkeeping services.

Together they combined for $16.7 million of revenue for CBU in 2004, a nearly $4 million or 30% increase over 2003's level.

The largest of these businesses is our benefit plans subsidiary, BPA, Inc., which accounted for 55% of 2004's financial services revenues. When we first acquired BPA in 1996, we recognized the significant upside this business had, in addition to the benefits of possessing fewer cyclical characteristics than our traditional banking revenue stream. It also wasn't subject to the same geographic boundaries that our banking business was, allowing for greater growth potential. True to our estimate, BPA has grown tremendously in recent years – enhanced by the addition of Harbridge Consulting Group via a 2003 acquisition – and today serves sponsors of retirement plans in 27 states and Puerto Rico. In fact, it increased its revenues in 2004 alone by more than $3 million, or 49%. Currently a $9.3 million business, we believe tremendous growth potential still exists within this subsidiary, in the form of greater operating efficiencies, as well as additional cross-marketing opportunities between both benefit plans groups.

Our broker-dealer group, our second-largest financial services revenue stream, has also shown healthy growth recently. Known as Community Investment Services, Inc. (CISI), this team exceeded our own expectations in 2004, achieving deeper penetration and a far greater number of referrals from outside of the bank network than we had forecasted. Having existed now for six years, it accounted for 23% of our 2004 financial services revenue. CISI manages $388 million of assets, and offers a variety of retail investment products from our branches and other independent, stand-alone locations.


Non-Interest Income
(in millions)
$45
$35
$25
$15
$5
23.1
26.1
32.1
35.2
44.4
'00
'01
'02
'03
'04

Our third-largest financial services contributor is Elias Asset Management (EAM), our investment management firm. Based in Buffalo, N.Y., EAM is a highly respected and nationally recognized investment manager. EAM recently added diversified portfolio products to complement its existing wealth management offerings, further diversify its own client base and provide more customizable solutions that can prosper across a variety of market environments. With 2004 revenue of $1.8 million, EAM comprised 11% of our financial services revenue in 2004.


Financial Services
(in millions)
$18
$14
$10
$6
$2
10.0
11.4
11.8
12.9
16.7
'00
'01
'02
'03
'04

The last major component of our financial services group is also our oldest – our personal trust department, which began in 1994 by offering services such as living, testamentary and investment management services. A decade later, this group is still a steady contributor, with a 2004 growth rate that was slightly above our banking growth rate at 17%. With revenue of $1.7 million, this group contributed 10% of our total financial services revenue in 2004.

Our financial services revenue stream remains a top priority for us, as we continually seek ways to grow it either organically or via acquisition – and sometimes a good financial services acquisition comes in the form of a good banking acquisition. For example, many of the branch and whole-bank mergers we've completed over the years carried with them the extra attraction of a customer base which previously did not have access to many of the financial services and products we provide. Thus, not only have we benefited from the banking portion of many of our acquisitions, but we've inherited customers who have subsequently become strong financial services customers too. This is a strategy we will continue to employ.



Merger Management - Nobody Does It Better



We have generated internal growth levels across our businesses since 1990 of which any company could be deservedly proud. However, it was clear to us then that – if we truly wanted to grow at a more significant pace, and reach the aggressive goals we had established – acquisitions would have to be an important growth mechanism.

It sounded simple enough. After all, companies do these sorts of things all the time. But 15 years ago, this task was more than a little daunting. Buying an outside company and making it part of your internal organization can be a fairly challenging proposition – especially when you haven't done it before. It requires a great deal of research, planning, patience and discipline. Think of the amount of time you took in selecting your last car. Or house. Or college. Now multiply that by a thousand.

There have been – and continue to be – dozens of merger opportunities available to us every year. It would have been all too easy to just close our eyes and pick one, hoping for the best. But that wasn't a strategy we were comfortable in taking. Instead, we committed ourselves as a group to becoming a highly skilled acquirer, selecting only those companies that fit *best* with Community Bank System.

How would we know that? By developing a plan – just like the growth strategy we formulated – to follow each and every time we make a transaction. The plan we created had some very basic, but critical, criteria. Each potential purchase must:

- Extend our geographic footprint in markets similar to those in which CBU has historically performed well;
- Give us a significant position within those markets;
- Expand our range of products and services – and in cases where we acquire new products and services (e.g., financial services), possess existing managers willing to remain and grow these businesses for many years;
- Offer customers which have a potential need for multiple CBU products and services;
- Possess a highly similar, service-focused culture to CBU.

As you saw from our growth history within this book's front cover, we began slowly, making modest transactions that were both appropriate and manageable for a bank of our size. We took our time, completed our due diligence, and paid attention to details. As we gained competence and confidence, these transactions grew in both size and frequency, but we still make sure we never rush through them or get sloppy. That's the recipe for disaster that you can read about almost daily in any national business publication.

We also remain vigilant to avoid companies that are too big relative to our size – to avoid a "pig in the python" scenario. And we always make sure


Assets Under Management
(in billions)
$2.5
$2
$1.5
$1
$.5
1.3
1.4
1.4
1.8
2.1
'00
'01
'02
'03
'04

our own management is in place and prepared to ensure smooth and successful transitions. In fact, the recent appointments we've made during the last 12 months are an excellent example of this – and clearly, a signal that we have no intention of abandoning our growth initiatives. In short, we've done our best to develop a high degree of expertise in this process, so that our customers, shareholders and employees all have a high degree of confidence, whenever we announce an acquisition, that our actions will benefit all our stakeholders.



Board of Directors



b.
c.
d.
e.
f.
g.

James A. Gabriel (l.) was named Chairman of the Board on January 1, 1999. He has served as a Director since 1984. He is the owner of the law firm of Franklin & Gabriel, located in Ovid, N.Y.

Brian R. Ace (j.) has served as a Director since 2003, following the acquisition of Grange National Banc Corp. A member of the Loan & Compensation Committees, he served on the Board of Grange National Banc Corp. from 1992 to 2003, and was Vice Chairman from 2001 to 2003. He is owner of Laceyville Hardware in Laceyville, Pa. and Chairman of the Laceyville Revitalization Project.

Sanford A. Belden (d.) has served as a Director since 1992, when he was also named President and Chief Executive Officer. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, N.Y. from 1990–1992 and prior thereto served as President, Community Banking, for First Bank System, Minneapolis, Mn., a multi-state bank holding company.

John M. Burgess (e.) has served as a Director since 1991. He is a retired president of Kinney Drugs, Inc., a drug and retail chain with stores primarily located throughout Upstate New York. He is Chairman of the Investment and Operations/Technology Committees, and a member of Audit/Compliance/Risk Management, Loan & Nominating Committees.

Paul M. Cantwell Jr. (i.) is the former Chairman and President of the Citizens National Bank of Malone, which was acquired in 2001, at which time he became a Director. He is the owner of the Cantwell & Cantwell Law Offices in Malone, N.Y., Chairman of the Trust Committee and a member of the Investment and Operations/Technology Committees.

William M. Dempsey (f.) is retired from the Rochester Institute of Technology (RIT), where he was VP, Finance & Administration, and President of the American College of Management & Technology (an RIT affiliate), in Dubrovnik, Croatia. A Director since 1984, he is Chairman of the Audit/Compliance/Risk Management and Nominating Committees and a member of the Investment and Operations/Technology Committees.

Nicholas A. DiCerbo (c.) is a partner of the law firm of DiCerbo & Palumbo of Olean, N.Y. He has been a Director since 1984. He is Chairman of the Strategic/Executive Committee and a member of the Investment, Loan and Trust Committees.



Book Value Per Share
(split adjusted)
$16
$12
$8
$4
9.55
10.38
12.52
14.29
15.49
'00
'01
'02
'03
'04

Lee T. Hirschey (h.) has been a Director since 1991. He currently serves as President and Chief Executive Officer of Climax Manufacturing Company in Castorland, N.Y. He is a member of the Audit/Compliance/Risk Management, Compensation, Nominating and Strategic/Executive Committees.

Harold S. Kaplan (k.) has served as a Director since 2001, following the merger of First Liberty Bank Corp. He is a co-owner of M.C.F., Inc. and a Partner at D&T Real Estate, both of Scranton, Pa. He serves on the Investment, Operations/Technology and Trust Committees.

Saul Kaplan (a.) is a former President of NBO National Bank, which merged into First National Bank of Jermyn in 1999, and then into First Liberty Bank Corp. Mr. Kaplan has served as a Director since 2001, following the acquisition of First Liberty Bank Corp. He is co-owner M.C.F., Inc. and Partner, D&T Real Estate, Scranton, Pa.



h.
i.
j.
k.
l.
m.
n.

Charles E. Parente (g.) has served as a Director since 2004, following the acquisition of First Heritage Bank. Mr. Parente currently serves as Chief Executive Officer of Pagnotti Enterprises. His career also includes positions as President/CEO/Principal within a telecommunications company, a leading independent accounting and consulting firm, and a public accounting firm. He is a member of the Audit/Compliance/Risk Management and Loan committees.

David C. Patterson (n.) is President and owner of Wight and Patterson, Inc., a manufacturer and seller of livestock feed located in Canton, N.Y. He has served as a Director since 1991. He is Chairman of the Loan Committee and a member of the Compensation, Nominating and Strategic/Executive Committees.

Peter A. Sabia (b.) is owner of Valley Dodge Truck Center, Dunmore, Pa. He has served as a Director since 2001, following the merger of First Liberty Bank Corp. Mr. Sabia is a member of the Compensation, Loan, Operations/Technology and Trust Committees.

Sally A. Steele (m.) has served as a Director since 2003, following the acquisition of Grange National Banc Corp. She is a member of the Trust and Operations/Technology committees. Ms. Steele operates her own law practice in Tunkhannock, Pa.

Glossary of Banking Terms

The following terms are particular to our industry and appear throughout this Annual Report. A more detailed explanation of certain terms is found in the Notes to the company's financial statements contained on Form 10-K within this Annual Report.

Consumer direct lending: Direct lending to consumers through the bank's branches, largely on an installment basis, for the purchase of automobiles and durable (long lasting) goods for the home, and for educational and general purposes. Also includes loans secured by the equity in a borrower's home.

Consumer indirect lending: Loans originated through applications taken on the premises of automobile, boat, and other dealers selling substantially priced goods, electronically submitted to the bank, and approved within a very short time period while the consumer remains on premises.

Core deposits: The total of checking, interest checking, savings and money market deposits, and certificates of deposit less than $100,000. Generally considered a bank's most stable and affordable source of funds.

Coverage ratio: The ratio of loan loss allowance to nonperforming loans (loans for which payment is delinquent 90 days or more and loans for which interest is not being accrued) or nonperforming assets (additionally includes collateral acquired by a bank after a loan has defaulted). Considered an indicator of the strength of a financial institution's allowance for loan losses.

Diluted shares (or fully diluted): A calculation which includes those shares issued and outstanding or issuable upon the exercise of in-the-money stock options held by employees or Directors, offset by the number of shares which the company could repurchase on the open market with the cash received upon exercise. Shares held in treasury are excluded.

Efficiency Ratio: Measure of a bank's productivity, derived by dividing overhead expense by revenues (net interest income (FTE) plus noninterest income), excluding the effect of gains or losses on the sale of securities or the extinguishment of debt, amortization of intangibles, and acquisition-related expenses. The lower the ratio, the better the efficiency.

Fully tax equivalent (FTE): Restatement of tax-exempt interest income as if it were fully taxable. Enables tax-exempt interest income to be compared to taxable interest income on a consistent basis.

IPC deposits: Deposits from individuals, partnerships and corporations (i.e., all consumer and commercial deposits). Excludes deposits from local governments/ municipalities. Constitutes the major component of core deposits (see above).

Loan loss provision: The charge against earnings to increase the allowance for loan losses (net of current period charge-offs) sufficient to absorb probable future charge-offs.

Net interest income: Banking revenues generated from standard lending and investment activities, equaling the difference between interest income on loans and investments and interest expense on deposits and borrowings. It's the primary source of earnings before expenses for most banks.

Net interest margin: A performance measure or ratio which is calculated by dividing net interest income by average interest-earning assets. It's the most basic indicator of the relative return on loan and investing activities before overhead and loan loss provision. Interest rate spread is a component of the net interest margin.

Noninterest income: Revenues generated from fee-based depositor and borrowing services (including ATMs and overdrafts), the sale of financial services products, and gains or losses from the sale of securities and extinguishment of debt, if any.

Nonperforming assets: Represent loans delinquent as to interest or principal for a period of 90 days or more, loans for which interest is not being accrued (no payments expected), restructured loans, and real estate acquired through foreclosure.

Tangible equity/assets: Shareholders' equity net of goodwill and intangible assets divided by the assets of the bank, net of goodwill and intangible assets.

Tier 1 Capital: Shareholders' equity, adjusted for the unrealized gain or loss on securities held for sale and for certain assets such as goodwill and other intangibles. It's the primary measure of a bank's capital as defined by various bank regulatory agencies.

The Community Bank System, Inc. Annual Report contains forward-looking statements, within the provisions of the Private Security Litigation Reform Act of 1995, that are based on current expectations, estimates, and projections about the industry, markets and economic environment in which the company operates. Such statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed in these statements. These risks are detailed in the company's periodic reports filed with the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **FOR ANNUAL AND TRANSITIONAL REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Commission file number 001-13695



COMMUNITY BANK SYSTEM, INC.

(Exact name of registrant as specified in its charter)

New York Stock Exchange

(Name of Each Exchange on Which Registered)

Delaware	16-1213679
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
5790 Widewaters Parkway, DeWitt, New York	13214-1883
(Address of principal executive offices)	(Zip Code)

(315) 445-2282

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: Common Stock, $1.00 Par Value
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No_____.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No___.

The aggregate market value of the voting stock held by non-affiliates of the registrant on June 30, 2004 determined using the closing price per share on that date of $22.79, as reported on the New York Stock Exchange was approximately $636,000,000.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

30,312,681 shares of Common Stock, $1.00 par value, were outstanding on March 9, 2005.

DOCUMENTS INCORPORATED BY REFERENCE.

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

Portions of Definitive Proxy Statement for Annual Meeting of Shareholders to be held on May 11, 2005 (the "Proxy Statement") is incorporated by reference in Part III of this Annual Report on Form 10-K.

Exhibit Index is located on page 86 of 91

Part I

This Annual Report on Form 10-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set forth herein under the caption "Forward-Looking Statements." The share and per-share information in this document has been adjusted to give effect to a two-for-one stock split of the Company's common stock effected as of April 12, 2004.

Item 1. Business

Community Bank System, Inc. ("the Company") was incorporated on April 15, 1983, under the Delaware General Corporation Law. Its principal office is located at 5790 Widewaters Parkway, DeWitt, New York 13214. The Company maintains a web-site at communitybankna.com and firstlibertybank.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, are available on the Company's web-site free of charge as soon as reasonably practicable after such reports or amendments are electronically filed with or furnished to the Securities and Exchange Commission. The information on the web-site is not part of this filing.

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers.

Community Bank System, Inc. is a single bank holding company which wholly-owns four subsidiaries: Community Bank, N.A. ("the Bank"), Benefit Plans Administrative Services, Inc. ("BPAS"), CFSI Closeout Corp. ("CFSICC"), and First of Jermyn Realty Co. ("FJRC"). BPAS owns two subsidiaries, Benefit Plans Administrative Services LLC (BPA) and Harbridge Consulting Group LLC. BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC and FJRC are inactive companies. The Company also wholly-owns three unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines.

The Bank operates 125 customer facilities throughout twenty-two counties of Upstate New York and five counties of Northeastern Pennsylvania offering a range of commercial and retail banking services. The Bank owns the following subsidiaries: Community Investment Services, Inc. ("CISI"), CBNA Treasury Management Corporation ("TMC"), CBNA Preferred Funding Corporation ("PFC"), Elias Asset Management, Inc. ("EAM") and First Liberty Service Corp. ("FLSC"). CISI provides broker-dealer and investment advisory services. TMC operates the cash management, investment, and treasury functions of the Bank. PFC primarily is an investor in residential real estate loans. EAM provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking related services to the Pennsylvania branches of the Bank.

Acquisition History (1999-2004)

Dansville Branch Acquisition

On December 3, 2004, the Company completed the purchase of a branch office in Dansville, N.Y. ("Dansville") from HSBC Bank USA, N.A with deposits of $32.6 million.

First Heritage Bank

On May 14, 2004, the Company acquired First Heritage Bank ("First Heritage"), a closely held bank headquartered in Wilkes-Barre, PA with three branches in Luzerne County, Pennsylvania. First Heritage's three branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Consideration included 2,592,213 shares of common stock with a fair value of $52 million, employee stock options with a fair value of $3.0 million, and $7.0 million of cash (including capitalized acquisition costs of $1.0 million).

Grange National Banc Corp.

On November 24, 2003, the Company acquired Grange National Banc Corp. ("Grange"), a $280 million-asset bank holding company based in Tunkhannock, Pa. Grange's 12 branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. The Company issued approximately 2,294,000 shares of its common stock to certain of the former shareholders at a cost of $23.97 per share. The remaining shareholders received $21.25 per share in cash or approximately $20.9 million. In addition, Grange stock options representing $5.4 million of fair value were exchanged for options of the Company.

Peoples Bankcorp Inc.
On September 5, 2003, the Company acquired Peoples Bankcorp, Inc. ("Peoples"), a $29-million-asset savings and loan holding company based in Ogdensburg, New York. Peoples' single branch is being operated as a branch of the Bank's network of branches in Northern New York.

Harbridge Consulting Group
On July 31, 2003, the Company acquired PricewaterhouseCoopers' Upstate New York Global Human Resource Solutions consulting group. This practice has been renamed Harbridge Consulting Group ("Harbridge") and is a leading provider of retirement and employee benefits consulting services throughout Upstate New York, and is complementary to BPA, the Company's defined contribution plan administration subsidiary.

FleetBoston Financial Corporation branches
On November 16, 2001, the Company acquired 36 branches from FleetBoston Financial Corporation with $470 million in deposits and $177 million in loans. The branches are located in the Southwestern and Finger Lakes Regions of New York State.

First Liberty Bank Corp.
On May 11, 2001, the Company completed its acquisition of the $648-million-asset First Liberty Bank Corp. ("First Liberty"). Pursuant to the terms of the merger, each share of First Liberty stock was exchanged for 1.12 shares of the Company's common stock, which amounted to approximately 7.2 million shares. The merger constituted a tax-free reorganization and was accounted for as a pooling of interests under APB Opinion 16.

Citizens National Bank of Malone
On January 26, 2001, the Company acquired the $111-million-asset Citizens National Bank of Malone, a commercial bank with five branches throughout Franklin and St. Lawrence counties in New York State. The Company issued 1,904,000 shares of its common stock to the former shareholders at a cost of $13.25 per share. All of the 1,296,200 shares then held in the Company's treasury were issued in this transaction as part of the total 1,904,000 shares.

Elias Asset Management, Inc.
On April 3, 2000, the Company acquired all the stock of Elias Asset Management, Inc. (EAM) for cash of $6.5 million. Additional consideration of $3.0 million was recognized in 2001 based upon performance targets set forth within the stock purchase agreement. EAM, based in Williamsville, NY, is a nationally recognized firm that manages assets for individuals, corporate pension and profit sharing plans, and foundations.

Services

The Bank is a community retail bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in small towns and villages within its geographic market areas of Upstate New York and Northeastern Pennsylvania. The Company believes that the local character of business, knowledge of the customer and customer needs, and comprehensive retail and small business products, together with responsive decision-making at the branch and regional level, enable the Bank to compete effectively. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank of New York ("FHLB"), and its deposits are insured by the FDIC up to applicable limits.

Competition

The financial services business is highly competitive. The Company competes actively with national and state banks, thrift institutions, credit unions, retail brokerage firms, mortgage bankers, finance companies, insurance companies, and other regulated and unregulated providers of financial services.

The table below summarizes the Bank's deposits and market share by the twenty-seven counties of New York and Pennsylvania in which it has customer facilities. Market share is based on deposits of all commercial banks, credit unions, savings and loan associations, and savings banks.

				Number of			
County	State	Deposits 6/30/2004 (000's) [1]	Market Share	Facilities	ATM's	Towns	Towns Where Company Has 1st or 2nd Market Position
Allegany	NY	$193,624	48.6%	10	8	9	9
Lewis	NY	80,637	37.7%	4	1	3	3
Yates	NY	76,378	32.2%	3	2	2	2
Seneca	NY	106,485	30.4%	4	3	4	3
Cattaraugus	NY	262,982	30.4%	11	7	7	6
St. Lawrence	NY	343,673	26.6%	13	8	11	10
Wyoming	PA	76,592	23.5%	3	2	3	2
Franklin	NY	83,558	16.9%	5	3	4	4
Chautauqua	NY	195,187	13.9%	12	10	10	7
Schuyler	NY	18,147	13.8%	1	1	1	0
Jefferson	NY	135,393	12.1%	5	5	4	2
Steuben	NY	164,712	11.4%	9	6	8	5
Tioga	NY	35,724	9.5%	2	2	2	1
Livingston	NY	48,106	8.2%	3	3	3	2
Susquehanna	PA	38,045	7.3%	3	1	3	3
Lackawanna	PA	446,679	6.3%	11	13	8	4
Ontario	NY	77,931	5.7%	3	4	3	1
Herkimer	NY	30,495	5.5%	1	1	1	1
Wayne	NY	47,904	5.3%	2	1	1	0
Luzerne	PA	291,214	4.7%	9	8	5	1
Oswego	NY	45,446	4.3%	2	2	2	2
Cayuga	NY	27,571	3.4%	2	1	2	1
Bradford	PA	15,055	1.8%	2	2	2	1
Subtotal		2,841,538	10.0%	120	94	98	70
Oneida	NY	58,592	1.4%	2	1	1	1
Chemung	NY	12,292	1.3%	1	1	1	0
Onondaga	NY	10,106	0.1%	1	1	1	0
Erie	NY	26,407	0.1%	1	0	1	1
27	Total	$2,948,935	4.6%	125	97	102	72

[1] Deposit market share data as of June 30, 2004, the most recent information available, calculated by Sheshunoff Information Services, Inc.

Employees

As of December 31, 2004 and 2003 the Company employed 1,301 and 1,259 full-time equivalent employees, respectively. The Company offers a variety of employment benefits and considers its relationship with its employees to be good.

Supervision and Regulation

Bank holding companies and national banks are regulated by state and federal law. The following is a summary of certain laws and regulations that govern the Company and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations thereunder.

Federal Bank Holding Company Regulation

The Company is registered under, and is subject to, the Bank Holding Company Act of 1956, as amended. This Act limits the type of companies that Community Bank System, Inc. may acquire or organize and the activities in which it or they may engage. In general, the Company and the Bank are prohibited from engaging in or acquiring direct or indirect control of any corporation engaged in non-banking activities unless such activities are so closely related to banking as to be a proper incident thereto. In addition, the Company must obtain the prior approval of the Board of Governors of the Federal Reserve System ("the FRB") to acquire control of any bank; to acquire, with certain exceptions, more than five percent of the outstanding voting stock of any other corporation; or, to merge or consolidate with another bank holding company. As a result of such laws and regulation, the Company is restricted as to the types of business activities it may conduct and the Bank is subject to limitations on, among others, the types of loans and the amounts of loans it may make to any one borrower. The Financial Modernization Act of 1999 created, among other things, a new entity, the "financial holding company". Such entities may engage in a broader range of activities that are "financial in nature", including insurance underwriting, securities underwriting and merchant banking. Bank holding companies which are well capitalized and well managed under regulatory standards may convert to financial holding companies relatively easily through a notice filing with the FRB, which acts as the "umbrella regulator" for such entities. The Company may seek to become a financial holding company in the future.

Federal Reserve System

The Company is required by the Board of Governors of the Federal Reserve System to maintain cash reserves against its deposits. After exhausting other sources of funds, the Company may seek borrowings from the Federal Reserve for such purposes. Bank holding companies registered with the FRB are, among other things, restricted from making direct investments in real estate. Both the Company and the Bank are subject to extensive supervision and regulation, which focus on, among other things, the protection of depositors' funds.

The Federal Reserve System also regulates the national supply of bank credit in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect the interest rates charged on loans or paid for deposits.

Fluctuations in interest rates, which may result from government fiscal policies and the monetary policies of the Federal Reserve System, have a strong impact on the income derived from loans and securities, and interest paid on deposits. While the Company and the Bank strive to anticipate changes and adjust their strategies for such changes, the level of earnings can be materially affected by economic circumstances beyond their control.

The Bank is subject to minimum capital requirements established, respectively, by the FRB and the FDIC. For information on these capital requirements and the Company's and the Bank's capital ratios see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital" and Note P to the Financial Statements.

Office of Comptroller of the Currency

The Bank is supervised and regularly examined by the Office of the Comptroller of the Currency ("the OCC"). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt, and acquisition of financial institutions and other companies. It also affects business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

Sarbanes-Oxley Act of 2002

The Sarbanes Oxley Act of 2002 (the "Sarbanes-Oxley Act") implemented a broad range of corporate governance, accounting and reporting reforms for companies that have securities registered under the Exchange Act of 1934. In particular, the Sarbanes-Oxley Act established, among other things: (i) new requirements for audit and other key committees involving independence, expertise levels, and specified responsibilities; (ii) additional responsibilities regarding financial statement oversight for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) the creation of an independent accounting oversight board for the accounting industry; (iv) new standards for auditors and regulation of audits, including independence provisions that restrict non-audit services that accountants may provide to their audit clients; (v) increased disclosure and reporting obligations for the reporting company and their directors and executive officers including accelerated reporting of company stock transactions; (vi) a prohibition of personal loans to directors and officers, except certain loans made by insured financial institutions on nonpreferential terms and in compliance with other bank regulator requirements; and (vii) a range of new and increased civil and criminal penalties for fraud and other violation of the securities laws.

Item 2. Properties

The Company has 136 properties, 90 are owned and 46 are located in long-term leased premises. Real property and related banking facilities owned by the Company at December 31, 2004 had a net book value of $46.5 million and none of the properties was subject to any material encumbrances. For the year ended December 31, 2004, rental fees of $2.5 million were paid on facilities leased by the Company for its operations.

Item 3. Legal Proceedings

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate liability, if any, arising out of litigation pending against the Company or its subsidiaries will have a material effect on the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the shareholders during the quarter ended December 31, 2004.

Item 4A. ***Executive Officers of the Registrant***

The executive officers of the Company and the Bank which are elected by the Board of Directors are as follows:

Name	Age	Position
Sanford A. Belden	62	Director, President and Chief Executive Officer of the Company and the Bank. Mr. Belden has held this position since he joined the Company in October 1992.
Mark E. Tryniski	44	Executive Vice President and Chief Operating Officer of the Bank. Mr. Tryniski joined the Company in June 2003 as the Treasurer and Chief Financial Officer. In March 2004 he assumed his current position. He previously served as a partner in the Syracuse office of PricewaterhouseCoopers LLP, with eighteen years of experience working with SEC registrants in banking and other industries.
Scott A. Kingsley	40	Treasurer of the Company, and Executive Vice President and Chief Financial Officer of the Bank. Mr. Kingsley joined the Company in August 2004 in his current position. He served as Vice President and Chief Financial Officer of Carlisle Engineered Products, Inc., a subsidiary of the Carlisle Companies, Inc., from 1997 until joining the Company.
Brian D. Donahue	48	Executive Vice President and Chief Banking Officer. Mr. Donahue assumed his current position in August 2004. He served as the Bank's Chief Credit Officer from February 2000 to July 2004 and as the Senior Lending Officer for the Southern Region of the Bank from 1992 until June 2004.
Michael A. Patton	59	President, Financial Services. Mr. Patton assumed his current position in February 2000 and previously served as the President of the Southern Region of the Bank from January 1992 to January 2000.
James A. Wears	55	President, New York Banking. Mr. Wears assumed his current position in February 2000 and previously served as the President of the Northern Region of the Bank from January 1992 to January 2000.
Thomas A. McCullough	58	President, Pennsylvania Banking. Mr. McCullough joined the Company in November 2003 in his current position. He was previously the President and Chief Executive Officer of Grange National Banc Corp. from 1989 until they merged with the Company.
Steven R. Tokach	58	Senior Vice President and Chief Credit Administrator. Mr. Tokach assumed the Credit Administrator position in March 2003. He was previously the President of our Pennsylvania franchise since May 2001, when the Company acquired First Liberty Bank Corp. He was Executive Vice President of First Liberty Bank Corp. and First Liberty Bank & Trust from 1998 to 2001.

Name	Age	Position
Timothy J. Baker	53	Senior Vice President and Director of Special Projects. Mr. Baker assumed his current position in August 2004. He was previously the Senior Operations Officer of the Bank responsible for bank operations, special projects and technology innovation since from 1995.
W. Valen McDaniel	58	Senior Vice President and Chief Risk Officer. Mr. McDaniel assumed his current position in January 2004. He served as the Company's corporate auditor and risk manager since joining the Company in 1992. He is responsible for the audit function, compliance, loan review, facilities, and security of the bank and all subsidiaries.
Joseph J. Lemchak	43	Senior Vice President and Chief Investment Officer. Mr. Lemchak joined the Company in 1990 and since May 1991 he has served in the duel capacity of Chief Investment Officer and Asset/Liability Manager for the Bank.
J. David Clark	50	Senior Vice President and Chief Credit Officer. Mr. Clark assumed his current position in October 2004. He was previously the Commercial Market Manager in the Bank's Corning, New York market since April 1993.
Robert P. Matley	53	Executive Vice President and Senior Lending Officer, PA Banking. Mr. Matley joined the Company in 2004. He was previously employed by First Heritage Bank, having joined that organization in 1994 as Executive Vice President and Senior Lending Officer. He was promoted to President and Chief Operating Officer in 2003 and served in that capacity until the merger with the Company in 2004.
Bernadette R. Barber	43	Senior Vice President and Chief Human Resources Officer. Ms. Barber joined the Company in February 2005 in her current position. She has served since 1997 as Vice President of Human Resources and Administration for The Penn Traffic Company.
Harold M. Wentworth	40	Senior Vice President and Director of Sales and Marketing. Mr. Wentworth assumed his current position in January 2005. He was previously a manager in the Bank's treasury department and was responsible for asset liability management and product development.
J. Michael Wilson	34	Senior Vice President and Chief Technology Officer. Mr. Wilson joined the Company in June 2002 as Vice President of Information Technology and assumed his current position in October 2004. He previously held the position of Director of Technology Services for Unizan Bank in Ohio.

Part II

Item 5. Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been trading on the New York Stock Exchange under the symbol "CBU" since December 31, 1997. Prior to that, the common stock traded over-the-counter on the NASDAQ National Market under the symbol "CBSI" beginning on September 16, 1986. There were 30,641,591 shares of common stock outstanding on December 31, 2004, held by approximately 3,760 registered shareholders of record. The following table sets forth the high and low prices for the common stock, and the cash dividends declared with respect thereto, for the periods indicated. The prices do not include retail mark-ups, mark-downs or commissions. The information below has been adjusted to reflect the two-for-one stock split of the Company's common stock effected on April 12, 2004.

	High	Low	Closing Price		Quarterly
Year / Qtr	Price	Price	Amount	% Change	Dividend
2004					
4th	$28.66	$25.06	$28.25	12.4%	$0.18
3rd	$26.00	$20.87	$25.13	10.3%	$0.18
2nd	$23.85	$18.86	$22.79	(1.5%)	$0.16
1st	$25.39	$21.76	$23.14	(5.6%)	$0.16
2003					
4th	$25.48	$21.98	$24.50	11.6%	$0.16
3rd	$23.18	$18.67	$21.96	15.6%	$0.16
2nd	$19.38	$15.51	$19.00	20.9%	$0.15
1st	$17.12	$15.44	$15.72	0.3%	$0.15

The Company has historically paid regular quarterly cash dividends on its common stock, and declared a cash dividend of $0.18 per share for the first quarter of 2005. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock, as well as to make payment of regularly scheduled dividends on the trust preferred stock when due, subject to the Company's need for those funds. However, because substantially all of the funds available for the payment of dividends by the Company are derived from the Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations.

The following table provides information as of December 31, 2004 with respect to shares of common stock that may be issued under the Company's existing equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options [1]	Weighted Average Exercise Price on Options Outstanding	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holder:			
1994 Long Term Incentive Plan	2,409,650	$15.62	0
2004 Long Term Incentive Plan	24,100	$23.24	3,973,900
Equity compensation plans not approved by security holder:			
Citizens Advisory Council Plan [2]	2,000	$16.03	6,000
Total	2,435,750	$15.70	3,979,900

[1] The number of securities includes unvested restricted stock issued of 34,818.
[2] In connection with the acquisition of Citizens National Bank, the Company formed an advisory council comprised of the former directors of Citizens National Bank for the purpose of advising the Bank on banking activities in Citizens National Bank's market area, the transition of business relationships after the merger, and the continued development of business relationships throughout Northern New York State. In consideration for serving on this council, the members have been granted shares of restricted stock that vest over two years.

Item 6. Selected Financial Data

The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five-year period ended December 31, 2004. The historical information set forth under the captions "Income Statement Data" and "Balance Sheet Data" is derived from the audited financial statements while the information under the captions "Average Balance Sheet Data", "Capital and Related Ratios", "Selected Performance Ratios" and "Asset Quality Ratios" for all periods is unaudited. All financial information in this table should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

In thousands except per share data	Years Ended December 31,				
	2004	2003	2002	2001	2000
Income Statement Data:					
Interest income	$212,795	$191,129	$205,093	$198,492	$189,665
Interest expense	61,752	59,301	77,243	101,837	99,232
Net interest income	151,043	131,828	127,850	96,655	90,433
Provision for loan losses	8,750	11,195	12,222	7,097	7,722
Net interest income after provision for loan losses	142,293	120,633	115,628	89,558	82,711
Other income	44,373	37,929	30,389	26,252	23,200
Gain (loss) on investment securities & early retirement of LT borrowings	72	(2,698)	1,673	(113)	(159)
Total non-interest income	44,445	35,231	32,062	26,139	23,041
Salaries and employee benefits	61,146	53,164	47,864	40,930	36,743
Occupancy and equipment	18,813	17,125	15,692	12,197	10,308
Amortization of intangible assets	7,414	5,093	5,953	6,679	4,891
Acquisition expenses	1,704	498	700	8,164	400
Other expenses	30,822	26,831	25,077	20,784	18,508
Total operating expense	119,899	102,711	95,286	88,754	70,850
Income before income taxes	66,839	53,153	52,404	26,943	34,902
Provision for income taxes	16,643	12,773	13,887	7,814	10,003
Net income	$50,196	$40,380	$38,517	$19,129	$24,899
Diluted earnings per share [(2)]	$1.64	$1.49	$1.46	$0.81	$1.16
Diluted earnings per share – cash [(1)]	$1.78	$1.61	$1.60	$0.98	$1.29
Balance Sheet Data:					
Cash and cash equivalents	$118,345	$103,923	$113,531	$106,554	$76,456
Investment securities	1,584,339	1,329,534	1,286,583	1,150,713	930,509
Loans, net of unearned discount	2,358,493	2,128,509	1,806,905	1,732,870	1,515,877
Allowance for loan losses	(31,778)	(29,095)	(26,331)	(23,901)	(20,035)
Intangible assets	232,500	196,111	134,828	142,342	55,234
Other assets	131,932	126,415	121,731	104,787	93,598
Total assets	$4,393,831	$3,855,397	$3,437,247	$3,213,365	$2,651,639
Deposits	$2,928,978	$2,725,488	$2,505,356	$2,545,970	$1,948,557
Borrowings	920,511	667,786	543,575	357,931	471,053
Other liabilities	69,714	57,295	63,278	41,484	30,238
Shareholders' equity	474,628	404,828	325,038	267,980	201,791
Total liabilities and shareholders' equity	$4,393,831	$3,855,397	$3,437,247	$3,213,365	$2,651,639
Average Balance Sheet Data:					
Investment securities	$1,454,278	$1,185,487	$1,266,070	$1,042,726	$900,250
Loans	2,264,857	1,885,604	1,759,564	1,580,870	1,484,945
Total interest-earning assets	3,719,135	3,071,091	3,025,634	2,623,596	2,385,195
Total assets	4,196,821	3,471,689	3,393,164	2,888,760	2,556,638
Interest-bearing deposits	2,316,696	2,090,749	2,100,960	1,783,938	1,613,918
Borrowings	824,003	508,392	507,893	482,583	447,105
Total interest-earning liabilities	3,140,699	2,599,141	2,608,853	2,266,521	2,061,023
Shareholders' equity	$440,627	$342,679	$294,856	$239,368	$174,498
Capital and Related Ratios:					
Tier 1 leverage ratio	6.94%	7.26%	7.05%	6.73%	6.67%
Total risk-based capital to risk-adjusted assets	13.18%	13.01%	13.32%	11.83%	11.70%
Tangible equity to tangible assets	5.82%	5.70%	5.76%	4.09%	5.64%
Cash dividend declared per share [(2)]	$0.68	$0.61	$0.56	$0.54	$0.52
Dividend payout ratio	40.9%	40.2%	37.7%	65.7%	40.6%
Book value per share [(2)]	$15.49	$14.29	$12.52	$10.38	$9.55
Tangible book value per share [(2)]	$7.90	$7.37	$7.33	$4.87	$6.94
Market capitalization (in millions)	$866	$694	$407	$338	$261
Period end common shares outstanding [(2)]	30,642	28,330	25,957	25,806	21,120
Diluted weighted average shares outstanding [(2)]	30,670	27,035	26,334	23,650	21,474
Selected Performance Ratios:					
Return on assets	1.20%	1.16%	1.14%	0.66%	0.97%
Return on equity	11.39%	11.78%	13.06%	7.99%	14.27%
Net interest margin	4.45%	4.69%	4.62%	3.96%	4.06%
Non-interest income/operating income	21.2%	19.7%	18.6%	20.1%	19.2%
Efficiency ratio	52.8%	53.4%	52.0%	56.8%	54.6%
Asset Quality Ratios:					
Allowance for loan loss/loans outstanding	1.35%	1.37%	1.46%	1.38%	1.32%
Non-performing loans/loans outstanding	0.55%	0.62%	0.65%	0.53%	0.50%
Allowance for loan loss/non-performing loans	245%	219%	225%	261%	266%
Net charge-offs/average loans	0.37%	0.54%	0.56%	0.42%	0.42%
Loan loss provision/net charge-offs	104%	109%	125%	108%	124%
Non-performing assets/loans outstanding plus OREO	0.62%	0.67%	0.69%	0.61%	0.58%

[(1)] Cash earnings exclude the after-tax effect of the amortization of intangible assets.
[(2)] All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") primarily reviews the financial condition and results of operations of Community Bank System, Inc. ("the Company") for the past two years, although in some circumstances a period longer than two years is covered in order to comply with Securities and Exchange Commission disclosure requirements or to more fully explain long-term trends. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information on page 10 and the Company's Consolidated Financial Statements and related notes that appear on pages 55 through 81. All references in the discussion to the financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole.

All financial results reflect the 2001 acquisition of First Liberty in accordance with the pooling of interests method of accounting. Unless otherwise noted, all earnings per share ("EPS") figures disclosed in the MD&A refer to diluted EPS; interest income, net interest income and net interest margin are presented on a fully tax-equivalent ("FTE") basis. The term "this year" and equivalent terms refer to results in calendar year 2004, "last year" and equivalent terms refer to calendar year 2003, and all references to income statement results correspond to full-year activity unless otherwise noted. Lastly, all references to "peer banks" pertain to a group of 84 bank holding companies nationwide having $3 billion to $10 billion in assets and their associated composite financial results for the nine months ending September 30, 2004 (the most recently available disclosure), as provided by the Federal Reserve Board's Division of Banking Supervision and Regulation in the Bank Holding Company Performance Report. All share and share-based amounts reflect the two-for-one stock split effected as a 100% stock dividend on April 12, 2004.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set herein under the caption "Forward-Looking Statements" on page 50.

Critical Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgement in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with the latest generally accepted accounting principles, but also reflects on management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. These estimates affect the reported amounts of assets and liabilities and disclosures of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the critical accounting estimates include:

- Allowance for loan losses - The allowance for loan losses reflects management's best estimate of probable loan losses in the Company's loan portfolio. Determination of the allowance for loan losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

- Actuarial assumptions associated with pension, post-retirement and other employee benefit plans – These assumptions include discount rate, rate of future compensation increases and expected return on plan assets. Table 7 on page 37 shows the impact of a one percentage point increase and decrease of each of these assumptions. Specific discussion of the assumptions used by management is discussed in Note K on pages 73 through 76.

- Provision for income taxes - The Company is subject to examinations from various taxing authorities. Such examinations may result in challenges to the tax return treatment applied by the Company to specific transactions. Management believes that the assumptions and judgements used to record tax-related assets or liabilities have been appropriate. Should tax laws change or the taxing authorities determine that management's assumptions were inappropriate, an adjustment may be required which could have a material effect on the Company's results of operations.

- Carrying value of goodwill and other intangible assets - The carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators.

A summary of the accounting policies used by management is disclosed in Note A (Summary of Significant Accounting Policies) starting on page 60.

Executive Summary

The Company's business philosophy is to operate as a community bank with local decision-making, principally in non-metropolitan markets, providing a broad array of banking and financial services to retail, commercial, and municipal customers.

The Company's core operating objectives are: (i) grow the branch network, primarily through a disciplined acquisition strategy, and certain selective de novo expansions, (ii) build high-quality, profitable loan portfolios using both organic and acquisition strategies, (iii) increase the non-interest income component of total revenues through development of banking-related fee income, growth in existing financial services business units, and the acquisition of additional financial services and banking businesses, and (iv) utilize technology to deliver customer-responsive products and services and to reduce operating costs.

Significant factors management reviews to evaluate achievement of the Company's operating objectives and its operating results and financial condition include, but are not limited to: net income and earnings per share, return on assets and equity, net interest margins, non-interest income, operating expenses, asset quality, loan and deposit growth, capital management, performance of individual banking and financial services business units, liquidity and interest rate sensitivity, enhancements to customer products and services, technology enhancements, market share, peer comparisons, and the performance of acquisition and integration activities.

In 2004, the Company reported record earnings as a result of acquired and organic growth in earning asset levels, strong growth in non-interest income and improved asset quality, despite a lower net interest margin. Return on assets improved slightly over 2003, to 1.20%. Return on equity declined slightly to 11.4%, due to strengthened capital levels. Non-interest income, excluding a loss on early retirement of debt in 2003, increased 17% over 2003 with strong growth from banking sources, as well as from the Company's employee benefits and wealth management businesses. The Company's efficiency ratio improved to 52.8% for the year.

Asset quality improved in 2004, with reductions in delinquency, charge-off and non-performing loan ratios versus 2003. Excluding acquisition activity, the Company experienced loan growth in consumer mortgage and consumer direct and indirect lending, with declines in the business portfolio. On a geographical basis, the New York markets reported strong growth in consumer mortgage and consumer direct and indirect loans, with slight declines in business lending. Excluding acquisitions, the Pennsylvania markets reported declines in all portfolios. Excluding acquisition activity, total deposits declined slightly from 2003.

The Company completed two acquisitions in 2004: (1) First Heritage Bank, a $275 million-asset commercial bank with three branches based in Wilkes-Barre, PA, acquired in May, and (2) a bank branch in Dansville, NY, from HSBC Bank USA, N.A., acquired in December with deposits of $32.6 million.

Net Income and Profitability

Net income for 2004 was $50.2 million, up $9.8 million or 24% from the prior year. Earnings per share of $1.64 in 2004 were 10.1% higher than 2003's results. The growth rate of EPS was below that of net income due to higher weighted average diluted shares outstanding. The increase in diluted shares was primarily driven by the 2.6 million and 2.3 million shares of common stock issued in conjunction with the acquisition of First Heritage in May 2004 and Grange in November 2003, an increased level of option grants and exercises, and a higher average common share price (refer to the "Earnings per Share" section of Note A on page 64 for information regarding the impact of share price on diluted shares).

In addition to the earnings results presented above in accordance with GAAP, the Company provides cash earnings per share, which excludes the after-tax effect of the amortization of intangible assets. Management believes that this information helps investors understand the effect of acquisition activity in reported results. Cash earnings per share for 2004 were $1.78, up 10.6% from $1.61 for the year ended December 31, 2003.

Net income and earnings per share for 2003 were $40.4 million and $1.49, up 4.8% and 2.1%, respectively, from 2002 results. The 2003 results were impacted by $2.6 million of debt restructuring charges associated with the early retirement of higher-rate, medium-term borrowings. In contrast, 2002 earning per share benefited from net security and debt transaction gains of $1.7 million. In addition, banking services accounted for $6.5 million of the improvement in 2003, as overdraft volume and the related fees increased significantly in response to the implementation of the Overdraft Freedom™ program.

Table 1: Condensed Income Statements

	Years Ended December 31,		
(000's omitted, except per share data)	2004	2003	2002
Net interest income	$151,043	$131,828	$127,850
Loan loss provision	8,750	11,195	12,222
Non-interest income	44,445	35,231	32,062
Operating expenses	119,899	102,711	95,286
Income before taxes	66,839	53,153	52,404
Income taxes	16,643	12,773	13,887
Net income	$50,196	$40,380	$38,517
Diluted earnings per share	$1.64	$1.49	$1.46
Diluted earnings per share-cash [1]	$1.78	$1.61	$1.60

[1] Cash earnings exclude the after-tax effect of the amortization of intangible assets.

The primary factors explaining 2004 performance are discussed in detail in the remaining sections of this document and are summarized as follows:

- As shown in Table 1 above, net interest income increased 14.6% or $19 million due to a $648 million increase in average earning assets, partially offset by a 24 basis point decrease in the net interest margin. Average loans grew $379 million (20%), primarily due to strong consumer mortgage growth as well as the impact of the acquisitions of First Heritage in May 2004 and Grange and Peoples in 2003. Average investments increased $268 million (23%) in 2004 primarily as a result of a leveraging strategy that began in the third quarter of 2003 and ended during the second quarter of 2004. The growth in earning assets was funded by $311 million (12.1%) more average deposits and $316 million (62%) higher average borrowings.

- The loan loss provision of $8.8 million decreased $2.4 million, or 22%, from the prior year level. Net charge-offs of $8.4 million decreased by $1.8 million from 2003, reducing the net charge-off ratio (net charge-offs / total average loans) to 0.37% for the year. The improved asset quality position in 2004 was evident in standard metrics such as non-performing loans as a percentage of total loans (down seven basis points), non-performing assets as a percentage of loans and other real estate owned (down five basis points) and delinquent loans (30+ days through non-accruing) as a percentage of total loans (down 32 basis points). Additional information on trends and policy related to asset quality is provided in the asset quality section on pages 42 through 45.

- Non-interest income for 2004 of $44.4 million increased by $9.2 million (26%) from 2003's level, the eleventh consecutive year of growth. Banking services accounted for $2.6 million of the improvement, primarily due to the three whole bank acquisitions over the last 18 months. Financial services revenue was $3.8 million (30%) higher mostly as a result of the acquisition of Harbridge at the end of July 2003 and strong growth at the Company's retirement plan administration business, Benefit Plans Administrative Services. Gain (loss) on investment securities and debt prepayment transactions was $72,000 in 2004 as compared to a loss of $2.7 million in 2003. The 2003 loss included $2.6 million of debt restructuring charges associated with the early retirement of higher-rate, medium-term borrowings.

- Total operating expenses rose $17.2 million or 17% in 2004 to $119.9 million. Excluding acquisition expenses in both years, 2004 operating expenses rose $16.0 million or 16%. A majority of the increase was due to increased personnel expenses associated with the acquisitions in late 2003 and 2004, as well as merit increases, new hires, and higher costs in employee health and welfare programs. In addition, higher legal and professional expenses were incurred with a substantial portion of the increase due to compliance with recently promulgated reporting requirements. Net occupancy expenses also increased because of a larger number of facilities due to acquisitions, current and prior year renovations, and slightly higher property tax and utility rates. In addition, amortization of intangible assets increased $2.3 million, or 46% over 2003 due to the amortization of core deposit and customer relationship intangibles arising from the 2003 and 2004 acquisitions.

- The Company's combined effective federal and state tax rate increased 0.9 percentage points in 2004 to 24.9%, primarily as a result of a higher proportion of income being generated from fully taxable loans and investments.

Selected Profitability and Other Measures

Return on average assets, return on average equity, dividend payout and equity to asset ratios for the years indicated are as follows:

Table 2: Selected Ratios

	2004	2003	2002
Return on average assets	1.20%	1.16%	1.14%
Return on average equity	11.39%	11.78%	13.06%
Dividend payout ratio	40.9%	40.2%	37.7%
Average equity to average assets	10.50%	9.87%	8.69%

As displayed in Table 2 above, the return on average assets improved in 2004 in comparison to both 2003 and 2002. This was primarily a result of a greater proportion of earnings generated from non-interest income and improved operational efficiencies. Reported return on equity in 2004 was down slightly from 2003's level. This was mainly a result of the build-up of equity capital this year from the retention of net profits and the common shares issued in conjunction with the acquisitions of First Heritage in May 2004 and Grange in November 2003. Consequently, average shareholders' equity increased 29% this year, as compared to a 24% increase in reported net income. For similar reasons average shareholder's equity increased 16% in 2003 well above the 4.8% increase in net income for the same period, resulting in a decrease in return on equity in 2003 as compared to 2002. The strengthening of the Company's equity capital position over the past two years is reflected in the 63 and 118 basis-point increases in the average equity to average total assets ratios in 2004 and 2003, respectively.

Net Interest Income

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, primarily interest paid to the Company's depositors and interest on external borrowings. Net interest margin is the difference between the gross yield on earning assets and the cost of interest bearing funds as a percentage of earning assets.

As disclosed in Table 3, net interest income (with non-taxable income converted to a fully tax-equivalent basis) totaled $165.6 million in 2004, up $21.6 million or 15% over the prior year. A $648 million increase in average earning-assets more than offset a $542 million increase in average interest-bearing liabilities and a 24 basis point decrease in the net interest margin. As reflected in Table 4, the volume changes mentioned above drove net interest income to rise $29.1 million, while the lower net interest margin had a $7.5 million negative impact on net interest income.

The net interest margin declined in each of the quarters of 2004, from 4.67% for the first quarter, ending with a 4.32% margin for the fourth quarter. This trend was mostly attributable to the level and changes in market interest rates during 2004. Falling market rates early in the year allowed the Company to reduce or hold steady rates on deposit interest-bearing accounts in the first three quarters of 2004. The fourth quarter of 2004 saw interest rates on money market and time deposit accounts rise slightly in response to increasing market rates. Similarly, the yield on loans decreased throughout the first three quarters of the year. The decline in loan yields had a greater negative impact on the margin in 2004 ($12.1 million) than the benefit derived from deposit rate reductions ($7.2 million). Yields on investments declined 35 basis points during 2004 from 6.53% to 6.18% as investment purchases were at lower rates. Lastly, the average interest rate paid on borrowings decreased 83 basis points from 4.13% for 2003 to 3.30% for 2004.

The net interest margin for 2003 increased seven basis points from 4.62% in 2002 to 4.69%. Falling market rates prevailed throughout the year. However, the decline in total average earning asset yields of 56 basis points was less than the benefit derived from a decline in the cost of funds of 60 basis points, resulting in the increased net interest margin.

As shown in Table 3, total interest income increased by $24.1 million or 11.9% in 2004. Table 4 shows that higher average earning assets contributed a positive $40.5 million variance, partially offset by lower yields with a negative impact of $16.4 million. Average loans grew a total of $379 million in 2004, the majority being the result of the $207 million loans acquired in the First Heritage acquisition in May of 2004 and the $186 million of loans acquired in the Peoples and Grange acquisitions in late 2003. Interest and fees on loans increased $11.6 million or 9.2%. The increase was attributable to higher average loan balances (positive $23.7 million), partially offset by a 60-basis point drop in loan yields (negative $12.1 million) due to falling capital market rates. Average loans grew $126 million in 2003, with the vast majority coming from organic consumer mortgage and consumer indirect loan growth. Interest and fees on loans decreased $5.9 million or 4.5% in 2003 as compared to 2002. An 82-basis point drop in loan yields due to falling interest rates had more of an impact (negative $15.0 million) than growth in average loans (positive $9.0 million).

In early fourth quarter 2002, management instituted an investment de-leveraging strategy, allowing the portfolio to run down and using the proceeds to pay down borrowings due to the lack of investment opportunities offering acceptable yields. This approach was in effect through June 2003, when it was decided that investment purchases should be reinitiated to take advantage of more attractive medium and long-term rates and a steep yield curve, as well as protect the Company from its interest rate exposure to falling rates. Due to the de-leveraging strategy being in place for approximately half of 2003 versus a leveraging strategy for most of 2004, average investment balances for 2004 were up $268.3 million versus the year-earlier period, primarily in the U.S. treasury and agency securities and obligations of state and political subdivision segments of the portfolio (refer to the "Investments" section of the MD&A on pages 48 through 50 for further information).

Investment interest income in 2004 of $89.8 million was $12.5 million or 16% higher than the prior year as a result of a larger portfolio (positive $16.9 million impact) partially offset by a decrease in the average investment yield from 6.53% to 6.18% (negative $4.5 million impact). The decrease in the yield was principally driven by significant declines in market interest rates from early 2001 through mid-2003. Consequently, the Company was unable to replace the run-off of longer-term, higher-yielding securities with equivalent-rate investments, and the purchase of securities in the relatively low-interest rate environment in the second half of 2003 and 2004 led to yield declines. However, the net spread on these medium-term investment purchases were comparable because they were funded with a mixture of short to medium term low-rate, borrowings. In addition, the performance of the investment portfolio in 2004 was strong given the interest rate environment. The Company was able to maintain its yields to a great extent primarily because of two important strategies: the addition of a substantial amount of call-protected securities in 2001 and first half of 2002 when rates were higher, and foregoing security purchases in the late-2002 to mid-2003 period as rates were falling significantly. The success of these actions was evident in the Company's exceptional 98th percentile ranking within its peer group for tax-equivalent investment yield for the nine months ended September 2004. Investment interest income in 2003 of $77.4 million was $8.0 million or 9.4% lower than the prior year as a result of the smaller portfolio (negative $4.5 million impact) and a decrease in the average investment yield from 6.74% to 6.53% (negative $3.5 million impact).

The average earning asset yield fell 51 basis points to 6.11% in 2004 because of the previously mentioned decrease in investment and loan yields and the fact that the yields on the overall loan portfolio have converged with those of the investment portfolio. In 2002 the yield on the loan portfolio was 75 basis points higher than the yield on investments. Loan yields were only 14 basis points above those produced by investments in 2003 and in 2004 the yield on the investment portfolio was 11 basis points higher than the yield on the loan portfolio.

Total average funding (deposits and borrowings) grew by $626.5 million in 2004, with $310.9 million of the increase coming from deposits, mostly attributable to the acquisitions of First Heritage, Grange and Peoples. External borrowings were increased to fund organic loan growth and investment purchases over the last 18 months resulting in average borrowings that were up $315.6 million for 2004 as compared to the previous year.

The cost of funding was aided by the change in the make-up of both the deposit base and external borrowings. The fall of market interest rates over the last two years not only enabled a significant reduction of interest-bearing deposit rates, but also caused many customers to shift their funds from time deposits to less restrictive accounts such as savings and demand deposits due to the greatly diminished rate spread between the two groups of accounts. This is demonstrated by the percentage of average deposits that were in time deposit accounts dropping from 45% in 2002 to 41% in 2004, accounting for a portion of the reduced funding costs beyond the absolute drop in rates. The Company also changed the proportion of short-term funding in average external borrowings from 28% in 2002 to 54% in 2004 to take advantage of historically low short-term rates, providing further funding cost savings.

Total interest expense increased by $2.5 million to $61.8 million in 2004. As shown in Table 4, higher levels of deposits and borrowings accounted for an $11.3 million increase in interest expense, offset by an $8.9 million decrease as a result of lower rates on deposits and external borrowings. Interest expense as a percentage of earning assets fell by 27 basis points to 1.66%. The rate on interest bearing deposits fell 34 basis points to 1.49%, due largely to declines in time deposit rates for the first three quarters of 2004. The rate on external borrowings declined 83 basis points to 3.30% because of substantially lower market rates and the previously mentioned shift in funding mix towards short-term borrowings. Total interest expense decreased by $17.9 million to $59.3 million in 2003 as compared to 2002. Lower rates on deposits and external borrowings accounted for the majority of the decrease. The rate on interest bearing deposits fell 73 basis points to 1.83% and the rate on external borrowings declined 47 basis points to 4.13%.

The following table sets forth information related to average interest-earning assets and interest-bearing liabilities and their associated yields and rates for the years ended December 31, 2004, 2003 and 2002. Interest income and yields are on a fully tax-equivalent basis using marginal income tax rates of 38.7% in 2004, 38.9% in 2003, and 39.3% in 2002. Average balances are computed by summing the daily ending balances in a period and dividing by the number of days in that period. Loan yields and amounts earned include loan fees. Average loan balances include non-accrual loans.

Table 3: Average Balance Sheet

(000's omitted except yields and rates)	Year Ended December 31, 2004			Year Ended December 31, 2003			Year Ended December 31, 2002		
	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rate Paid	Average Balance	Interest	Avg. Yield/Rat Paid
Interest-earning assets:									
Time deposits in other banks	$868	$22	2.53%	$346	$4	1.16%	$525	$6	1.14%
Taxable investment securities [2]	940,744	54,205	5.76%	779,107	48,212	6.19%	906,902	58,458	6.45%
Non-taxable investment securities [2]	512,666	35,626	6.95%	406,034	29,149	7.18%	358,643	26,899	7.50%
Loans (net of unearned discount)[1]	2,264,857	137,450	6.07%	1,885,604	125,855	6.67%	1,759,564	131,801	7.49%
Total interest-earning assets	3,719,135	227,303	6.11%	3,071,091	203,220	6.62%	3,025,634	217,164	7.18%
Non-interest earning assets	477,686			400,598			367,530		
Total assets	$4,196,821			$3,471,689			$3,393,164		
Interest-bearing liabilities:									
Interest checking, savings and money market deposits	$1,128,071	6,368	0.56%	$1,000,238	6,769	0.68%	$969,664	11,416	1.18%
Time deposits	1,188,625	28,219	2.37%	1,090,511	31,519	2.89%	1,131,296	42,462	3.75%
Short-term borrowings	442,287	7,242	1.64%	212,512	2,685	1.26%	141,024	2,586	1.83%
Long-term borrowings	381,716	19,923	5.22%	295,880	18,328	6.19%	366,869	20,779	5.66%
Total interest-bearing liabilities	3,140,699	61,752	1.97%	2,599,141	59,301	2.28%	2,608,853	77,243	2.96%
Non-interest bearing liabilities:									
Demand deposits	558,552			473,568			441,800		
Other liabilities	56,943			56,301			47,655		
Shareholders' equity	440,627			342,679			294,856		
Total liabilities and shareholders' equity	$4,196,821			$3,471,689			$3,393,164		
Net interest earnings		$165,551			$143,919			$139,921	
Net interest spread			4.14%			4.34%			4.22%
Net interest margin on interest-earnings assets			4.45%			4.69%			4.62%
Fully tax-equivalent adjustment		$14,508			$12,091			$12,071	

[1] The impact of interest and fees not recognized on non-accrual loans was immaterial.

[2] Averages for investment securities are based on historical cost and the yields do not give effect to changes in fair value that is reflected as a component of shareholders' equity and deferred taxes.

As discussed above, the change in net interest income (fully tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

Table 4: Rate/Volume

	2004 Compared to 2003			2003 Compared to 2002		
	Increase (Decrease) Due to Change in [1]			Increase (Decrease) Due to Change in [1]		
(000's omitted)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest earned on:						
Time deposits in other banks	$10	$8	$18	($2)	$0	($2)
Taxable investment securities	9,485	(3,492)	5,993	(7,981)	(2,265)	(10,246)
Non-taxable investment securities	7,437	(960)	6,477	3,439	(1,189)	2,250
Loans (net of unearned discount)	23,730	(12,135)	11,595	9,033	(14,979)	(5,946)
Total interest-earning assets [2]	$40,477	($16,394)	$24,083	$3,222	($17,166)	($13,944)
Interest paid on:						
Interest checking, savings and money market deposits	$803	($1,204)	($401)	$349	($4,996)	($4,647)
Time deposits	2,666	(5,966)	(3,300)	(1,483)	(9,460)	(10,943)
Short-term borrowings	3,578	979	4,557	1,058	(959)	99
Long-term borrowings	4,774	(3,179)	1,595	(4,274)	1,823	(2,451)
Total interest-bearing liabilities [2]	$11,329	($8,878)	$2,451	($286)	($17,656)	($17,942)
Net interest earnings [2]	$29,139	($7,507)	$21,632	$2,117	$1,881	$3,998

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

Non-interest Income

The Company's sources of non-interest income are of three primary types: general banking services related to loans, deposits and other core customer activities typically provided through the branch network; financial services, comprised of retirement plan administration and employee benefit trusts (Benefit Plans Administrative Services or BPA), employee benefit actuarial and consulting services (Harbridge Consulting Group or Harbridge), personal trust, investment and insurance products (Community Investment Services, Inc. or CISI) and investment management (Elias Asset Management or EAM); and periodic transactions, most often net gains (losses) from the sale of investments and prepayment of term debt.

Table 5: Non-interest Income

	Years Ended December 31,		
(000's omitted)	2004	2003	2002
Banking services:			
Electronic banking	$2,585	$2,604	$2,375
Mortgage banking	525	518	175
Deposit service charges	5,475	5,374	5,310
Overdraft fees	14,867	13,476	6,937
Credit life and disability insurance	1,206	856	1,082
Commissions and other	2,974	2,199	2,662
Total banking services	27,632	25,027	18,541
Financial services:			
Retirement plan administration and trustee fees	5,820	4,668	3,845
Actuarial and benefit plan consulting fees	3,478	1,552	0
Asset advisory and management fees	1,832	1,890	2,606
Investment and insurance product commissions	3,907	3,339	3,715
Personal trust	1,704	1,453	1,682
Total financial services	16,741	12,902	11,848
Gain (loss) on investment securities & debt prepayment	72	(2,698)	1,673
Total non-interest income	$44,445	$35,231	$32,062
Non-interest income/operating income (FTE)	21.2%	19.7%	18.6%

As displayed in Table 5, total non-interest income in 2004 increased by 26.2% to $44 million, largely as a result of higher overdraft volume, the acquisition of Harbridge, growth at BPA and the absence of losses on the early retirement of long-term borrowings. Total non-interest income for 2003 was up $3.2 million or 9.9% from 2002's level, driven by significantly higher overdraft volume, the acquisition of Harbridge and the growth at BPA. These improvements were offset by substantially higher losses on the early retirement of long-term borrowings, the absence of gains on the sale of securities and decreases in the other financial services group businesses.

Non-interest income as a percent of operating income (FTE basis) was 21.2% in 2004, up 1.5 percentage points from the prior year, an all-time high for the Company. This increase was primarily driven by the aforementioned strong growth in overdraft fees and BPA revenue, as well as the acquisition of Harbridge. This ratio is considered an important measure for determining the progress the Company is making on one of its primary long-term strategies, expansion of non-interest income in order to diversify its revenue sources and reduce reliance on net interest margins that may be strongly impacted by general interest rate and other market conditions.

The largest portion of the Company's recurring non-interest income is the wide variety of fees earned from general banking services, which reached $27.6 million in 2004, up 10.4% from the prior year. Total banking services contributed 62% of 2004 non-interest income. A large portion of the income growth was attributable to overdraft fees, up $1.4 million (10.3%) over 2003's level, due in large part to the incremental transaction volume generated from the accounts added through the First Heritage, Grange and Peoples acquisitions. In addition, commissions and other increased $0.8 million, due to higher commissions and cash surrender values derived from life insurance policies acquired in the 2003 and 2004 acquisitions. Fees from the general banking services was $25.0 million in 2003, up $6.5 million or 35% from 2002 primarily driven by the success of the Company's Overdraft Freedom™ program implemented in December 2002.

As disclosed in Table 5, non-interest income from financial services rose $3.8 million or 30% in 2004 to $16.7 million. Financial services revenue now comprises 38% of total non-interest income, excluding net gains (losses) on the sale of investment securities and retirement of debt. This compares to 34% in 2003, with the increase primarily due to seven more months of revenue from Harbridge, which was acquired at the end of July 2003, resulting in $1.9 million of incremental revenue for the financial services group in the current year. Another impressive year of revenue growth at BPA (up $1.2 million or 25%) was driven by a significant number of new plans under administration and growth in the market value of client assets. These two businesses are part of the BPAS subsidiary, and operate collaboratively to offer clients a full array of employee benefits, recordkeeping and consulting services throughout much of the country. BPAS revenue of $9.3 million in 2004 was $3.1 million higher than prior year results. BPAS revenue for 2003 was $6.2 million, up $2.4 million from 2002 primarily due to the acquisition of Harbridge in July of 2003 as well as strong organic growth at BPA.

CISI and personal trust had positive growth of $568,000 (17%) and $251,000 (17%), respectively, as improving market conditions have positively impacted both businesses. Increased volume of annuity sales in response to higher interest rates and additional client relationships developed in the new markets opened up by the Company's acquisitions has had a positive impact. Additionally, CISI has obtained a large number of higher net-worth investors caused by recent retirees rolling over their 401(k) plans and/or receiving inheritances. In 2003, CISI, Elias and personal trust were all negatively impacted by the challenging retail investment market conditions of the past few years. Non-interest income for 2003 was down $376 million (10%), $716 million (27%) and $229 million (14%) at CISI, Elias and personal trust, respectively as compared to 2002.

Assets under management from the Company's financial services businesses rose considerably over the last two years reaching $2.102 billion at the end of 2004, compared to $1.807 billion at year-end 2003 and $1.364 billion at year-end 2002. Market-driven gains in equity-based assets were augmented by attraction of new client assets. BPA in particular was very successful at growing its asset base, as demonstrated by the $259 million or 34% increase in its assets under administration.

The total financial services group contributed $2.1 million (excluding allocation of indirect corporate expense) or 3.1% of the Company's pre-tax income this year, reflecting nearly a 12% margin. In 2003, financial services' contribution was $1.6 million or 2.9% of total pre-tax income, with a margin of 12%. The higher earnings were the result of new client business at BPA, CISI and personal trust as well as a full year of Harbridge as compared to only five months in 2003. The increase in percentage contribution was primarily due to higher growth in the financial services businesses than the banking business's increase in net interest income and decline of the provision for loan losses.

There was a total net gain on security and debt transactions of $72,000 this year compared to a net loss of $2.7 million in 2003. The loss in 2003 was primarily composed of $2.6 million of charges associated with the early retirement of $25 million of longer-term FHLB borrowings that were replaced with lower rate, short-term borrowings, which are expected to provide a long-term earnings benefit as well as reduce interest rate risk. The $1.7 million net gain in 2002 included $2.6 million of gains on $80 million of investment sales, and a $0.9 million prepayment penalty on the retirement of approximately $11 million of intermediate-term FHLB borrowings. The security and debt gains and losses taken over the last three years are illustrative of the Company's active management of its investment portfolio and external borrowings to achieve a desirable total return through the combination of net interest income, transaction gains/losses and changes in market value across financial market cycles.

Operating Expenses

As shown in Table 6, operating expenses rose $17.2 million or 17% in 2004 to $119.9 million. Excluding acquisition expenses, operating expenses were up $16.0 million or 15.6% in 2004, reflective mostly of incremental operating expenses associated with the acquisitions of First Heritage in 2004 and Harbridge, Grange and Peoples in 2003. This year's operating expenses as a percent of average assets were 2.86%, down from 2.96% in 2003 and higher than the 2.81% in 2002. The decrease in this ratio for 2004 was principally due to the acquisitions in late 2003 and the first half of 2004 (Grange and First Heritage), whereby average assets increased significantly (21%), while operating expenses only increased 17%. The increase in this ratio for 2003 was principally due to the acquisition of a financial services unit whose revenue is not driven by earning assets (Harbridge), and the charge-offs resulting from higher overdraft volume, another significant revenue generating tool with a limited underlying asset base.

The efficiency ratio, a performance measurement tool widely used by banks, is defined by the Company as operating expenses (excluding acquisition expenses and intangible amortization) divided by operating income (fully tax-equivalent net interest income plus non-interest income, excluding net securities and debt gains and losses). Lower ratios correspond to higher efficiency. In 2004 the efficiency ratio decreased 0.6 percentage points to 52.8% due in part to the investment leverage strategy in effect during the first half of 2004. The efficiency ratio for 2003 was 1.4 percentage points higher than the 52.0% ratio for 2002. This was primarily a result of net interest income being tempered for much of the year due to the investment de-leveraging strategy, rising pension and medical expenses and the impact from reduced pre-tax margins in the financial services businesses in 2003, as discussed earlier.

Table 6: Operating Expenses

	Years Ended December 31,		
(000's omitted)	2004	2003	2002
Salaries and employee benefits	$61,146	$53,164	$47,864
Occupancy	10,177	9,297	8,154
Equipment and furniture	8,636	7,828	7,538
Legal and professional fees	4,578	3,183	3,272
Data processing	7,737	6,800	6,574
Amortization of intangible assets	7,414	5,093	5,953
Office supplies	2,232	1,996	2,321
Foreclosed property	994	561	902
Acquisition expenses	1,704	498	700
Other	15,281	14,291	12,008
Total operating expenses	$119,899	$102,711	$95,286
Operating expenses/average assets	2.86%	2.96%	2.81%
Efficiency ratio	52.8%	53.4%	52.0%

Higher personnel expenses accounted for 46% of 2004's increase in operating costs, primarily the result of three acquisitions in 2003 and the First Heritage acquisition in 2004. The remainder of the increases in personnel expense reflect higher benefit costs, merit increases and new hiring activity. Total full-time equivalent staff at the end of 2004 was 1,301 compared to 1,259 at year-end 2003 and 1,120 at year-end 2002.

Medical expenses were up in 2004 due to a general rise in the cost of medical care, administration and insurance, as well as a greater number of insured employees. Qualified and non-qualified pension expenses decreased slightly in 2004 principally due to a change in the Company's defined benefit pension plan from a standard annuity paid benefit, to a cash balance design, offset by a reduction of the discount rate applied to future payments to 5.9% from 6.1% (increases current expenses in present value terms) and additional obligations for employees added through acquisition and organic growth. The three assumptions that have the largest impact on the calculation of annual pension expense are the aforementioned discount rate, the rate applied to future compensation increases and the expected rate of return on plan assets. Table 7 contains the results of a sensitivity analysis conducted to determine what the impact of a 1.0 percentage point increase and decrease in these three assumptions would have on the annual pension expense for the two plans. Also, see Note K to the financial statements for further information concerning the pension plan.

Table 7: Pension Plan Sensitivity Analysis

	One Percentage Point	
(000's omitted)	Increase	Decrease
Discount rate	($611)	$707
Rate of compensation increase	$324	($289)
Expected return on plan assets	($402)	$402

Total non-personnel expenses increased $9.2 million or 19% in 2004. Excluding acquisition-related expenses, non-personnel expenses were up $8.0 million or 16% from 2003's level. As displayed in Table 6, this was largely caused by higher occupancy expense (up $.9 million), equipment and furniture expense ($.8 million), legal and professional fees ($1.4 million), data processing expense ($.9 million), amortization of intangible assets ($2.3 million) and other expenses ($1.0 million). The increase in occupancy expense and equipment and furniture expense in 2004 was mainly due to incremental costs from recently acquired facilities, expenses arising from renovations and repairs, the effect of higher rates and severe weather on maintenance and utilities expenses and the general increase in property taxes in many of the locations we do business in. The increase in legal and professional fees over the prior year was caused, in most part, by the additional responsibilities associated with complying with new governance and regulatory requirements. Data processing and other expenses were up primarily due to incremental recurring operating expense associated with the five acquisitions completed during the last eighteen months. Intangible amortization in 2004 was up versus the prior year due to the amortization of core deposit and customer relationship intangibles arising from the 2003 and 2004 acquisitions.

Total non-personnel expenses increased $2.1 million or 4.5% in 2003 as compared to 2002, largely caused by higher occupancy expense (up $1.1 million), and other expenses (up $2.3 million) and partially offset by lower intangible amortization (down $0.9 million). The increase in occupancy expense in 2003 was mainly due to incremental costs from recently acquired facilities. Other expenses include two volume-driven expense items that were up considerably due to record levels of business activity. Intangible amortization in 2003 was down versus the prior year because the drop in accelerated amortization of core deposit intangibles from the FleetBoston branch acquisitions had a greater impact than the amortization of intangibles added as a result of the three acquisitions completed in 2003.

Acquisition expenses totaled $1.7 million in 2004, up from $498,000 in 2003. These expenditures were primarily comprised of severance and employee benefits of $1.0 million, legal and consulting fees of $491,000, and system conversion costs of $130,000 and $39,000 of other general administrative expenses.

Acquisition expenses totaled $498,000 in 2003, down from $700,000 in 2002. These expenditures were primarily comprised of legal and consulting fees of $213,000, $191,000 of system conversion costs and $94,000 of other general administrative expenses. The majority of these expenses were incurred in conjunction with the Company's largest acquisition of 2003, Grange National Banc Corp., in November 2003.

Income Taxes

The Company estimates its tax expense based on the amount it expects to owe the respective tax authorities, plus the impact of deferred tax items. Taxes are discussed in more detail in Note I of the Consolidated Financial Statements on page 72. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from our estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

The effective tax rate for 2004 increased by 0.9 percentage points to 24.9%. This increase was primarily due to a larger proportion of income from fully taxable sources in 2004, in comparison to 2003.

The effective tax rate for 2003 of 24.0% was down from the 26.5% rate in 2002. This decline was primarily due to the benefits realized on a larger proportion of income from tax-exempt investment securities in 2003, versus 2002.

Capital

Shareholders' equity ended 2004 at $474.6 million, up $69.8 million or 17% from one year earlier. This increase reflects $54.7 million of common stock issued in conjunction with the acquisition of First Heritage, net income of $50.2 million and $8.9 million from the issuance of shares through employee stock plans. These increases were partially offset by common dividends declared of $20.5 million, treasury share purchases of $21.7 million and a $1.8 million decline in the market value adjustment ("MVA", represents the after-tax, unrealized change in value of available-for-sale securities in the Company's investment portfolio). Excluding accumulated other comprehensive income in both 2004 and 2003, capital rose by $71.6 million or 19%. Shares outstanding rose by 2,311,000 during the year, comprised of 2,592,000 issued to First Heritage shareholders and 703,000 added through employee stock plans, offset by the purchase of 984,000 treasury shares.

The Company's ratio of tier I capital to assets (or tier I leverage ratio), the basic measure for which regulators have established a 5% minimum to be considered "well-capitalized," decreased 32 basis points in 2004 to 6.94%. This was due to the net issuance of common stock and the capital-building contribution from retained earnings (net income less dividends declared) offset by the proportionately higher organic and acquired growth of the investment and loan portfolios. The tangible equity/tangible assets ratio was 5.82% at the end of 2004 versus 5.70% one year earlier. The Company manages organic and acquired growth in a manner that enables it to continue to build upon its strong capital base, and maintain the Company's ability to take advantage of future strategic growth opportunities.

Cash dividends declared on common stock in 2004 of $20.5 million represented an increase of 26% over the prior year. This growth was mostly a result of dividends per share of $0.68 for 2004 increasing from $0.61 in 2003 due to quarterly dividends per share being raised from $0.16 to $0.18 (+12.5%) in the third quarter of 2004 and from $0.145 to $0.16 (+10.3%) in the third quarter of 2003. The increase in dollar amount of dividends declared also reflects an increase in the number of shares outstanding at the end of this year, primarily a result of the 2.6 million shares issued in May 2004 to First Heritage shareholders.

The dividend payout ratio for this year was 40.9% compared to 40.2% in 2003, and 37.7% in 2002, and near the top of the Company's targeted payout range for dividends on common stock of 30 to 40%.

Liquidity

Liquidity risk is measured by the Company's ability to raise cash when needed at a reasonable cost and with a minimum of loss. The Company must be capable of meeting all obligations to its customers at any time and, therefore, the active management of its liquidity position is critical. Given the uncertain nature of our customers' demands as well as the Company's desire to take advantage of earnings enhancement opportunities, the Company must have available adequate sources of on and off balance sheet funds that can be acquired in time of need. Accordingly, in addition to the liquidity provided by balance sheet cashflows, liquidity must be supplemented with additional sources such as credit lines from correspondent banks, Federal Home Loan Bank, and Federal Reserve Bank. Other funding alternatives may also be appropriate from time to time, including wholesale and retail repurchase agreements, large certificates of deposit, and brokered CD relationships.

The Company's primary approach to measuring liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the amount of cash that could be made available within 30 days (calculated as liquid assets less short-term liabilities as a percentage of total assets); and second, a projection of subsequent cash availability over an additional 60 days. As of December 31, 2004, this ratio was 15.4% and 17.5% for the respective time periods, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank and other sources. There is currently $134 million in additional Federal Home Loan Bank borrowing capacity based on the Company's year-end collateral levels. Additionally, the Company has $11 million in unused capacity at the Federal Reserve Bank and $47 million in unused capacity from an unsecured line of credit with other correspondent banks.

In addition to the 30 and 90-day basic surplus/deficit model, longer-term liquidity over a minimum of five years is measured and a liquidity worksheet projecting sources and uses of funds is prepared. To measure longer-term liquidity, a baseline projection of loan and deposit growth for five years is made to reflect how liquidity levels could change over time. This five-year measure reflects ample liquidity for loan growth over the next five years.

Though remote, the possibility of a funding crisis exists at all financial institutions and therefore must be planned for. Management has addressed this issue by formulating a Liquidity Contingency Plan, which has been reviewed and approved by both the Board of Directors and the Company's Asset/Liability Management Committee. The plan addresses those actions the Company would take in response to both a short-term and long-term funding crisis.

A short-term funding crisis would most likely result from a shock to the financial system, either internal or external, which disrupts orderly short-term funding operations. Such a crisis should be temporary in nature and would not involve a change in credit ratings. A long-term funding crisis would most likely be the result of drastic credit deterioration at the Company. Management believes that both circumstances have been fully addressed, backed up with detailed action plans and trigger points for monitoring such events.

Intangible Assets

Intangible assets at the end of 2004 of $232.5 million were up $36.4 million from the prior year-end due to $43.4 million of additional intangible assets arising from the acquisitions of First Heritage Bank and a branch located in Dansville, as well as $0.4 million of goodwill adjustments related primarily to fair value adjustments associated with the 2003 acquisitions, offset by $7.4 million of amortization during the year.

Intangible assets consist of goodwill, core deposit value and customer relationships arising from acquisitions. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill at December 31, 2004 equaled $195 million, comprised of $184 million related to banking acquisitions and $11 million arising from the acquisition of financial services businesses. Goodwill is subjected to an annual impairment analysis to determine whether the carrying value of the acquired net assets exceeds their fair value, which would necessitate a write-down of the goodwill. The Company completed its goodwill impairment analyses during 2004 and 2003 and no adjustments were necessary. The impairment analysis was based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators. Management believes that there is a low probability of future impairment with regard to the goodwill associated with whole-bank acquisitions. The performance of Elias Asset Management weakened subsequent to its acquisition in 2000 as a result of adverse market conditions, however, its performance stabilized in 2004 as market conditions improved. Additional declines in EAM's operating results may result in impairment to its recorded goodwill of $7.3 million.

Core deposit intangibles represent the premium the Company has paid for deposits acquired in excess of the cost incurred had the funds been purchased in the capital markets. Core deposit intangibles are amortized on either an accelerated or straight-line basis over periods ranging from seven to twenty years. The recognition of a customer relationship intangible arose due to the acquisition of Harbridge. This asset was determined based on a methodology that calculates the present value of the projected future revenue derived from the acquired customer base. This asset is being amortized over eleven years on an accelerated basis.

Loans

The Company's loans outstanding, by type, as of December 31 are as follows:

Table 8: Loans Outstanding

(000's omitted)	2004	2003	2002	2001	2000
Consumer mortgage	$801,412	$739,593	$510,309	$443,767	$416,160
Business lending	831,244	689,436	629,874	643,834	576,887
Consumer direct and indirect	725,885	699,562	666,838	645,487	523,832
Gross loans	2,358,541	2,128,591	1,807,021	1,733,088	1,516,879
Less: unearned discount	48	82	116	218	1,002
Net loans	2,358,493	2,128,509	1,806,905	1,732,870	1,515,877
Allowance for loan loss	31,778	29,095	26,331	23,901	20,035
Loans, net of allowance for loan losses	$2,326,715	$2,099,414	$1,780,574	$1,708,969	$1,495,842

As disclosed in Table 8 above, gross loans outstanding, reached a record level of $2.359 billion as of year-end 2004, up $230 million or 10.8% compared to twelve months earlier. The acquisitions of First Heritage and Dansville accounted for $212 million of that growth. Excluding the impact of these acquisitions (at time of completion), total loans rose $18 million or 1% from the prior year. All of the organic loan growth was produced in the consumer mortgage and installment lines of business, with declines experienced in business lending. The organic loan growth was attributable to the New York market, with the Pennsylvania market experiencing a net decline in loans outstanding.

The compounded annual growth rate ("CAGR") for the Company's total loan portfolio between 2000 and 2003 was 8.3% with approximately 7% of the growth coming from whole bank and branch acquisitions and the balance from organic growth. The greatest overall expansion occurred in the consumer mortgage segment, which grew at a 14% CAGR (including the impact of acquisitions) over that time frame. The consumer mortgage growth was primarily driven by record mortgage refinancing volumes over the last three years, as well as the acquisition of consumer-oriented banks in the intervening period. The other loan categories grew at compounded annual growth rates of between 5% and 7% from 2000 to 2004. As a consequence, the consumer mortgages segment accounted for 34% of the total loan portfolio at year-end 2004 versus 27% at the end of 2000.

The weighting of retail lending in the Company's loan portfolio enables it to be highly diversified. Approximately 65% of loans outstanding at the end of 2004 were made to consumers borrowing on an installment and residential mortgage loan basis. The commercial portfolio is also broadly diversified by industry type as demonstrated by the following distributions at year-end 2004: real estate development (16%), healthcare (11%), general services (11%), motor vehicle and parts dealers (9%), construction (7%), agriculture (6%), restaurant & lodging (6%), retail trade (6%), manufacturing (5%) and wholesale trade (5%). A variety of other industries with less than a 3% share of the total portfolio comprise the remaining 18%. Over the last year, the mix of loans has become more weighted towards business lending due to the high proportion of commercial loans in First Heritage's portfolio.

The consumer mortgage segment of the Company's loan portfolio is comprised of fixed (94%) and adjustable rate (6%) residential lending. Approximately $21 million of the $62 million growth in consumer mortgages was attributable to the acquisition of First Heritage. Excluding the impact of this acquisition, this segment was up $41 million or 5.6% in 2004 due to continued strong mortgage volumes in the historically low interest rate environment. All of the organic growth was generated in the New York market, as Pennsylvania experienced a net decline in 2004 despite a significant volume of new originations.

The combined total of general-purpose business lending, dealer floor plans, mortgages on commercial property, and farm loans is characterized as the Company's business lending activity. Approximately $170 million in business loans added through the First Heritage acquisition offset the $28 million (4.1%) decrease from ongoing operations in 2004. The majority of this decrease was attributable to the Pennsylvania market, with the New York market experiencing a slight decrease. Lending efforts in First Liberty's traditional markets continue to be challenged by a modest economic recovery, diminished capital spending levels in the commercial sector, an extremely competitive pricing environment and the Company's dedication to maintaining strong credit quality standards. Management has worked aggressively to address the loan generation challenges in Pennsylvania by adding enhanced management, lending and credit administration resources, and strong business relationships via the acquisition of First Heritage in 2004 and Grange in 2003. The enhanced scale and coverage of the Pennsylvania business combined with the new management team's continued commitment to business development efforts, positions them to fully take advantage of growth opportunities in this key market as economic conditions continue to improve and increased capital spending leads to expanded borrowing activity in the commercial sector.

Consumer installment loans, both those originated directly (such as personal loans and home equity loans and lines of credit), and indirectly (originated predominantly in automobile, marine and recreational vehicle dealerships), rose $26 million (3.8%) from one year ago. Excluding acquisitions, consumer installment loans increased $5 million year over year. Historically low interest rates, aggressive dealer and manufacturer incentives on new vehicles, and very competitive pricing on used vehicles have existed in these product types for more than a year. Consumer installment loans increased in the New York markets during the last 12 months, while the Pennsylvania markets decreased slightly.

The following table shows the maturities and type of interest rates for business and construction loans as of December 31, 2004:

Table 9: Maturity Distribution of Business and Construction Loans [1]

(000's omitted)	Maturing in One Year or Less	Maturing After One but Within Five Years	Maturing After Five Years
Commercial, financial and agricultural	$328,497	$376,030	$120,629
Real estate - construction	11,304		
Total	$339,801	$376,030	$120,629
Fixed or predetermined interest rates	$83,198	$189,120	$43,802
Floating or adjustable interest rates	256,603	186,910	76,827
Total	$339,801	$376,030	$120,629

[1] Scheduled repayments are reported in the maturity category in which the payment is due.

Asset Quality

The following table presents information concerning non-performing assets:

Table 10: Non-performing Assets

	As of December 31,				
(000's omitted)	2004	2003	2002	2001	2000
Non-accrual loans	$11,798	$11,940	$9,754	$7,186	$5,473
Accruing loans 90+ days delinquent	1,158	1,307	1,890	1,914	1,930
Restructured loans	0	28	43	75	116
Total non-performing loans	12,956	13,275	11,687	9,175	7,519
Other real estate	1,645	1,077	704	1,427	1,293
Total non-performing assets	$14,601	$14,352	$12,391	$10,602	$8,812
Allowance for loan losses to total loans	1.35%	1.37%	1.46%	1.38%	1.32%
Allowance for loan losses to non-performing loans	245%	219%	225%	261%	266%
Non-performing loans to total loans	0.55%	0.62%	0.65%	0.53%	0.50%
Non-performing assets to total loans and other real estate	0.62%	0.67%	0.69%	0.61%	0.58%

The Company places a loan on nonaccrual status when the loan becomes ninety days past due (or sooner, if management concludes collection of interest is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. As shown in Table 10 above, non-performing loans, defined as non-accruing loans plus accruing loans 90 days or more past due, ended 2004 at $13.0 million, down approximately $0.3 million or 2.4% from one year earlier despite a $230 million increase in loans outstanding. The ratio of non-performing loans to total loans declined seven basis points from twelve months earlier to 0.55%. The ratio of non-performing assets (which includes troubled debt restructuring and other real estate, or OREO, in addition to non-performing loans) to total loans plus OREO decreased to 0.62% at year-end 2004, down five basis points from one-year earlier. The improvement in both ratios was driven by improvements in the economy, enhanced collection and recovery efforts, and the charge-off and disposition of certain problematic loans over the last two years. Had nonaccrual loans as of December 31, 2004 been current in accordance with their original terms, additional interest income of approximately $1.0 million would have been recorded. At year end 2004, there were 30 OREO properties with a value of $1.6 million as compared to 25 OREO properties at a value of $1.1 million a year earlier.

Total delinquencies, defined as loans 30 days or more past due or in nonaccrual status, finished the current year at 1.45% of total loans outstanding versus 1.77% at the end of 2003. As of year-end 2004, total delinquency ratios for commercial loans, consumer loans, and real estate mortgages were 1.57%, 2.08%, and 1.00%, respectively. These measures were 2.18%, 2.36% and 1.10%, respectively, as of December 31, 2003. Delinquency levels, particularly in the 30 to 89 days category, tend to be somewhat volatile due to their measurement at a point in time, and therefore management believes that it is useful to look at this ratio over a longer period. The total average delinquency ratio for 2004 was 1.52% versus 1.76% in 2003.

The changes in the allowance for loan losses for the last five years is as follows:

Table 11: Allowance for Loan Loss Activity

	Years Ended December 31,				
(000's omitted)	2004	2003	2002	2001	2000
Amount of loans outstanding at end of period	$2,358,493	$2,128,509	$1,806,905	$1,732,870	$1,515,877
Daily average amount of loans (net of unearned discount)	$2,264,857	$1,885,604	$1,759,564	$1,580,870	$1,484,945
Allowance for loan losses at beginning of period	$29,095	$26,331	$23,901	$20,035	$18,528
Charge-offs:					
Business lending	3,621	5,521	5,071	2,310	3,423
Consumer mortgage	535	239	221	282	93
Consumer direct and indirect	7,624	7,351	6,723	6,070	3,964
Total charge-offs	11,780	13,111	12,015	8,662	7,480
Recoveries:					
Business lending	871	417	281	313	181
Consumer mortgage	48	78	119	56	72
Consumer direct and indirect	2,437	2,353	1,823	1,709	1,012
Total recoveries	3,356	2,848	2,223	2,078	1,265
Net charge-offs	8,424	10,263	9,792	6,584	6,215
Provision for loan losses	8,750	11,195	12,222	7,097	7,722
Allowance on acquired loans [(1)]	2,357	1,832	0	3,353	0
Allowance for loan losses at end of period	$31,778	$29,095	$26,331	$23,901	$20,035
Net charge-offs to average loans outstanding	0.37%	0.54%	0.56%	0.42%	0.42%

(1) This reserve addition is attributable to loans purchased from First Heritage Bank in 2004, Peoples Bankcorp Inc. and Grange National Banc Corp in 2003 and Citizens National Bank of Malone and FleetBoston Financial Corporation in 2001.

As displayed in Table 11 above, total net charge-offs in 2004 were $8.4 million, down $1.8 million from the prior year, principally due to significantly improved results in the business lending portfolio. Net charge-offs in 2003 were $0.5 million above 2002's level, and were impacted by the increased size of the average loan portfolio, resulting from both organic and acquired loan growth in 2003. In addition, a prolonged period of economic weakness from late 2000 through early 2003 impacted the net charge-off levels in both 2002 and 2003, with the greatest impact being realized in the business loan segment.

Due to the significant increase in average loan balances in 2004 and 2003 as a result of the factors mentioned above, management believes that net charge-offs as a percent of average loans ("net charge-off ratio") offers a clearer representation of asset quality trends. The net charge-off ratio for 2004 was down 17 basis points from last year to 0.37%. This year's ratio benefited from improved recovery performance, as evidenced by the $0.5 million increase in recoveries to $3.4 million, representing 27% of average gross charge-offs for the latest two years, compared to 23% in 2003.

Business loan net charge-offs decreased in 2004, totaling $2.8 million or 0.35% of average business loans outstanding versus $5.1 million and 0.80% in 2003. The primary reason for the decreased net charge-off ratio for business loans was generally improved economic conditions in the markets served by the Company, as well as the charge-off of a number of business loans in 2003 that had been identified as weak and had been specifically reserved for in previous periods. Consumer direct and indirect loan net charge-offs increased slightly to $5.2 million this year from $5.0 million in 2003, but the net charge-off ratio dropped slightly from 0.74% in 2003 to 0.73% in 2004 due to larger average balances. Consumer mortgage net charge-offs rose $0.3 million to $0.5 due to the much larger size of the portfolio. The net charge-off ratio of 0.06% was higher than the prior year, but remains low.

All the primary asset quality metrics deteriorated in 2002 and continued into 2003, in comparison to the 1999 to 2001 period. This was principally due to the weakened economic conditions in the Company's markets, and was manifested most strongly in the business loan portfolio. Based on almost all measurements, the asset quality profile of the Company began to improve in 2003 in conjunction with gradually improving economic conditions and strengthened credit administration and loan review resources. Significant changes and enhancements were made to lending and credit administration functions in 2003 and through 2004, and these improvements had a significantly positive impact on credit management performance in 2004.

Management continually evaluates the credit quality of the Company's loan portfolio and conducts a formal review of the allowance for loan loss adequacy on a quarterly basis. The two primary components of the loan review process that are used to determine proper allowance levels are specific and general loan loss allocations.

Measurement of specific loan loss allocations is typically based on expected future cash flows, collateral values and other factors that may impact the borrower's ability to pay. Impaired loans greater than $500,000 are evaluated for specific loan loss allocations, as defined in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended. Consumer mortgages and consumer direct and indirect loans are considered smaller balance homogeneous loans and are evaluated collectively. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts according to the contractual terms of the loan agreement or the loan is delinquent 90 days or more.

The second component of the allowance establishment process, general loan loss allocations, is composed of two calculations that are computed on the four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with special loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two allowance calculations are added together to determine the general loan loss allocation. The allowance levels computed from the specific and general loan loss allocation methods are combined to derive the necessary allowance for loan loss to be reflected on the Consolidated Statement of Condition.

The loan loss provision is calculated by subtracting the previous period allowance for loan loss, net of the interim period net charge-offs, from the current required allowance level. This provision is then recorded as an expense in the income statement for that period.

Members of senior management and the loan committee of the Board of Directors review the adequacy of the allowance for loan loss quarterly. Management is committed to continually improving the credit assessment and risk management capabilities of the Company and will dedicate the resources necessary to ensure advancement in this critical area of operations.

The allowance for loan loss was increased to $31.8 million at year-end 2004 from $29.1 million at the end of 2003. The $2.7 million increase was primarily due to $230 million more in loans outstanding, offset by an overall improvement in the Company's asset quality profile. The ratio of the allowance for loan loss to total loans decreased to 1.35% for year-end 2004 versus 1.37% at the end of last year. Management believes the year-end 2004 allowance for loan losses to be adequate in light of the probable losses inherent in the Company's loan portfolio.

The loan loss provision decreased by $2.4 million or 22% in 2004 as a result of management's assessment of the probable losses in the loan portfolio, and the reduced level of charge-offs in 2004, as discussed above. The loan loss provision as a percentage of average loans decreased from 0.59% in 2003 to 0.39% this year in most part due to the provision last year being elevated to cover higher risk levels in the business loan segment of the portfolio. The loan loss provision covered net charge-offs by 104% this year versus 109% in 2003, reflective of the improvements in asset quality trends during the year.

The net charge-off ratio in 2004 was more consistent with the ratios of the 1999 to 2001 period, as shown in Table 11 above. As previously noted, there was a strong correlation between the increased level of net charge-offs in 2002 and 2003 and the performance of the overall economy. The Company's net charge-off ratio was also above 50 basis points during the 1990 to 1992 period, when the ratio fluctuated between 51 and 59 basis points. Not surprisingly, similar to the period from mid-2001 through late 2003, that time frame included a recession and the first stage of an economic recovery. The net charge-off ratio dropped significantly in the years immediately following that period. In 2004, the Company realized the benefits of one of management's primary goals, which was to steadily bring the net charge-off ratio back to a range that was consistent with historical performance.

The following table shows management's allocation of the allowance for loan losses by loan type as of December 31:

Table 12: Allowance for Loan Losses by Loan Type

	2004		2003		2002		2001		2000	
(000's omitted)	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix	Allowance	Loan Mix
Consumer mortgage	$1,810	34.0%	$1,724	34.7%	$479	28.2%	$406	25.6%	$1,483	27.5%
Business lending	16,439	35.2%	15,549	32.4%	16,765	34.9%	14,417	37.2%	7,386	38.0%
Consumer direct and indirect	11,487	30.8%	11,112	32.9%	8,978	36.9%	8,970	37.2%	8,314	34.5%
Unallocated	2,042		710		109		108		2,852	
Total	$31,778	100.0%	$29,095	100.0%	$26,331	100.0%	$23,901	100.0%	$20,035	100.0%

As demonstrated in Table 12 above and discussed previously, the risk inherit in the consumer mortgage portfolio is much lower than that of the other segments of the loan portfolio. The risk differential is illustrated by the average net charge-off ratio of 0.04% over the last three years for consumer mortgages compared to the 0.68% average for the rest of the portfolio over the same time frame. This is manifested in the comparatively small $1.8 million allowance attributable to consumer mortgages, representing only 0.2% of the their ending balance versus 1.8% for the remaining portion of the loan portfolio. The increase in the unallocated portion of the allowance for loan losses over 2003 related principally to the portfolio and reserves acquired as part of the First Heritage acquisition. As that acquired portfolio is further subjected to the Company's established risk rating and review procedures, it is expected that some portion of the unallocated reserve will be allocated to the specific product categories.

Funding Sources

The Company utilizes a variety of funding sources to support the earning asset base as well as to achieve targeted growth objectives. Overall funding is comprised of three primary sources that possess a variety of maturity, stability, and price characteristics: deposits of individuals, partnerships and corporations (IPC deposits); collateralized municipal deposits (public funds); and external borrowings.

The average daily amount of deposits and the average rate paid on each of the following deposit categories are summarized below for the years indicated:

Table 13: Average Deposits

	2004		2003		2002	
(000's omitted, except rates)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$558,552	0.00%	$473,568	0.00%	$441,800	0.00%
Interest-bearing demand deposits	300,377	0.24%	274,688	0.24%	262,313	0.47%
Regular savings deposits	521,582	0.66%	430,263	0.80%	402,728	1.32%
Money market deposits	306,112	0.72%	295,287	0.89%	304,623	1.60%
Time deposits	1,188,625	2.37%	1,090,511	2.89%	1,131,296	3.75%
Total deposits	$2,875,248	1.20%	$2,564,317	1.49%	$2,542,760	2.12%

As displayed in Table 13 above, total average deposits for 2004 equaled $2.875 billion, up $311 million or 12.1% from the prior year. This increase was principally the result of deposits obtained through the First Heritage acquisition in 2004 and the Grange and Peoples acquisitions in late 2003. The Dansville branch acquisition did not have a significant impact on full-year average deposit levels because it was completed late in the year. Average deposits in 2003 were up $22 million or 0.8% from 2002. The acquisitions of Peoples and Grange did not have a significant impact on full-year average deposit levels because they were completed relatively late in the year.

The Company's funding composition continues to benefit from a high level of IPC deposits, which reached an all-time high in 2004 with an average balance of $2.692 billion, an increase of $295 million or 12.3% over the comparable 2003 period. This was largely due to the $210 million and $219 million in IPC deposits added in conjunction with the acquisition of First Heritage in May 2004 and Grange in late 2003, respectively. IPC deposits are frequently considered to be a bank's most attractive source of funding because they are generally stable, do not need to be collateralized, have a relatively low cost, and provide a strong customer base for which a variety of loan, deposit and other financial service-related products can be sold.

Full-year average deposits of local municipalities increased $16 million or 9.5% during 2004, $7.3 million as a result of the Grange, First Heritage and Dansville acquisitions. The Company is required to collateralize all local government deposits with marketable securities from its investment portfolio. Because of this stipulation, management considers this source of funding to be equivalent to external borrowings. As such, the Company generally prices these deposits consistent with alternative external borrowing rates.

The mix of average deposits in 2004 changed slightly in comparison to 2003. The weightings of demand deposit and savings account balances all increased from their 2003 levels, while interest checking, money market and time deposit weightings decreased. This change in mix largely reflects less willingness by certain customers to being locked into lower CD rates and accounts with higher minimum balance requirements (interest checking and money market) given the market-driven contraction of interest rate spreads between these accounts and the ones with less restrictions on withdrawels, such as demand deposits and savings. This shift in the deposit mix resulted in a greater drop in the overall cost of funds on deposits than would have been achieved through the reduction of interest rates alone. As a result of market interest rates remaining at historically low levels for an extended period of time, spreads between these groups of accounts have stabilized and customers appear to be more willing to hold term deposits given the lack of viable alternatives with similar risk/return characteristics. This factor combined with the Company's ongoing commitment to continually expand its advantageous IPC deposit base to fund earning-asset growth, prompted the development of a new money market product in the fourth quarter of 2004 that has been an effective tool for attracting new customer funds.

The remaining maturities of time deposits in amounts of $100,000 or more outstanding as of December 31 are as follows:

Table 14: Time Deposit > $100,000 Maturities

(000's omitted)	2004	2003
Less than three months	$69,239	$60,504
Three months to six months	32,163	24,351
Six months to one year	41,768	48,306
Over one year	36,364	35,080
Total	$179,534	$168,241

External borrowings are defined as funding sources available on a national market basis, generally requiring some form of collateralization. Borrowing sources for the Company include the Federal Home Loan Bank of New York and Federal Reserve Bank of New York, as well as access to the national repurchase agreement market through established relationships with primary market security dealers. The Company also had approximately $80 million in fixed and floating-rate subordinated debt outstanding at the end of 2004 that is held by unconsolidated subsidiary trusts. External borrowings averaged $824 million or 22% of total funding sources for all of 2004 as compared to $508 million or 17% of total funding sources for 2003. As shown in Table 15 below, at year-end 2004, $649 million or 71% of external borrowings had remaining terms of one year or less, up considerably from $397 million and 60% at the end of 2003. This change in external funding mix is due to an increase in short and medium term borrowings to take advantage of historically low short term rates, as well as, to reduce the Company's sensitivity to falling interest rates and to provide more flexibility with regard to altering future debt levels.

During fourth quarter 2003, $25 million in longer-term Federal Home Loan Bank borrowings were retired early and replaced with significantly lower rate, short-term debt, resulting in an earnings charge of $2.6 million. This strategy was implemented because the projected cost of the replacement debt, including prepayment charges, was favorable on a long-term, economic basis in comparison to holding the existing borrowings.

As displayed in Table 3 on page 33, the overall mix of funding has shifted in 2004. The percentage of funding derived from deposits decreased to 78% in 2004 from 83% in 2003 and 2002. Short and medium term FHLB borrowings increased during the year principally to fund security purchases. These borrowings carry relatively short maturities and help provide funding cost stability for a period of time that is complementary to our asset/liability profile.

The following table summarizes the outstanding balance of short-term borrowings of the Company as of December 31:

Table 15: Short-term Borrowings

(000's omitted, except rates)	2004	2003	2002
Federal funds purchased	$13,200	$36,300	$33,000
Term borrowings at banks			
90 days or less	465,000	361,000	215,000
Over 90 days	171,000	0	0
Commercial loans sold with recourse	74	0	0
Capital lease obligations	0	96	241
Balance at end of period	$649,274	$397,396	$248,241
Daily average during the year	$442,287	$212,512	$141,024
Maximum month-end balance	$649,274	$397,396	$248,241
Weighted average rate during the year	1.64%	1.26%	1.83%
Year-end average rate	2.51%	1.28%	1.50%

The following table shows the maturities of various contractual obligations as of December 31, 2004:

Table 16: Maturities of Contractual Obligations

(000's omitted)	Maturing Within One Year or Less	Maturing After One Year but Within Three Years	Maturing After Three Years but Within Five Years	Maturing After Five Years	Total
Federal funds purchased	$13,200	$0	$0	$0	$13,200
Federal Home Loan Bank advances	636,000	-	15,000	175,000	826,000
Subordinated debt held by unconsolidated subsidiary trusts				80,446	80,446
Commercial loans sold with recourse	74	236	-	555	865
Operating leases	2,204	3,810	2,282	4,374	12,670
Total	$651,478	$4,046	$17,282	$260,375	$933,181

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of these commitments is immaterial for disclosure in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others".

The contract amount of these off-balance sheet financial instruments as of December 31 is as follows:

Table 17: Off-Balance Sheet Financial Instruments

(000's omitted)	2004	2003
Commitments to extend credit	$429,751	$315,898
Standby letters of credit	22,948	19,163
Total	$452,699	$335,061

Investments

The objective of the Company's investment portfolio is to hold low-risk, high-quality earning assets that provide favorable returns and are another effective tool to actively manage its asset/liability position to maximize future net interest income operation. This must be accomplished within the following constraints: (a) implementing certain interest rate risk management strategies which achieve a relatively stable level of net interest income; (b) providing both the regulatory and operational liquidity necessary to conduct day-to-day business activities; (c) considering investment risk-weights as determined by the regulatory risk-based capital guidelines; and (d) generating a favorable return without undue compromise of the other requirements.

As displayed in Table 18 below, the book value of the Company's investment portfolio increased $258 million or 20% during the year to $1.529 billion as a result of the First Heritage acquisition and the leveraging strategy that began in the third quarter of 2003 and ended during the second quarter of 2004. Average investment balances (book value basis) for 2004 were up $268 million or 23% versus the prior year.

Investment interest income in 2004 was $10 million or 14.9% higher than the prior year as a result of the increased average balances in the portfolio, offset by the decrease in the average investment yield from 6.53% to 6.18%. The decline in the yield was primarily due to the maturity of securities from the portfolio that had been issued in the higher interest rate environments of previous periods and were replaced with investments that carry comparatively lower yields. This was expected given the fact that longer-term market interest rates, despite modest increases in the third quarter of 2003 and all of 2004, were still at historically low levels. However, the impact of lower investment yields was mostly offset by the funding of the purchases with very low rate medium and short-term borrowings, resulting in similar net spreads.

In order to protect the Company against its exposure to falling interest rates, the vast majority of the investment purchases in 2003 and 2004 were in intermediate-term US Agency securities with average call protection in excess of six years. Investments sales, excluding Federal Home Loan Bank, in the current year totaled $18 million and were all related to securities inherited from acquired companies, and resulted in an immaterial amount of net gains. The sales were based on the Company's total return strategy (see below) or to remove securities that no longer adhere to investment policy guidelines. Those proceeds that were reinvested resulted in an improved interest rate risk position. As of December 31, 2004 the investment portfolio had a weighted average life of 5.9 years as compared to 6.6 as of December 31, 2003.

The investment portfolio has limited credit risk due to the composition continuing to heavily favor U.S. Agency debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency CMOs and municipal bonds insured by third parties. As of year-end 2004, these four AAA-rated (highest possible rating) security types accounted for 97% of the portfolio's total book value, excluding Federal Home Loan Bank stock and Federal Reserve Bank stock, or 52%, 3%, 5% and 37% respectively. These four security types comprised 98% of total investments as of December 31, 2003 at 48%, 6%, 7% and 37%, respectively. The change in the investment mix reflects management's strategy over the last several years of primarily purchasing medium-term, call-protected US Agency and municipal bonds that offer both attractive yields and are free from short-term reinvestment risk. MBS and CMO securities typically possess a high level of this latter risk, particularly in periods with high levels of mortgage refinancing such as have existed over the last few years in the extremely low interest rate environment. As a consequence, the Company has avoided investing in these types of securities during this period, and this fact combined with high run-off rates explains the significant drop in their weighting in the total investment portfolio.

The Company has utilized total return as its primary methodology for managing investment portfolio assets. Under this analytical method, shareholder value is maximized through both interest income and market value appreciation. The commitment to this approach is reflected in the fact that no security sales were conducted in 2004 outside of minor transactions associated with the investments of acquired banks, despite the significant level of market gains in the portfolio (see MVA discussion in the following paragraph). Management chose not to take gains in the current year to increase short-term earnings at the expense of profitability in future periods.

Ninety one percent of the investment portfolio was classified as available-for-sale at year-end 2004 versus eighty nine percent at the end of 2003. The net pre-tax market value gain over book value for the available-for-sale portfolio as of December 31, 2004 was $55.8 million, $3.1 million lower than it was one year earlier.

The following table sets forth the amortized cost and market value for the Company's investment securities portfolio:

Table 18: Investment Securities

	2004		2003		2002	
(000's omitted)	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value	Amortized Cost/Book Value	Fair Value
Held-to-Maturity Portfolio:						
U.S. treasury and agency securities	$127,490	$125,906	$127,635	$125,003	$0	$0
Obligations of state and political subdivisions	6,576	6,694	7,459	7,677	7,412	7,666
Other securities	3,578	3,578	3,558	3,558	3,018	3,018
Total held-to-maturity portfolio	137,644	136,178	138,652	136,238	10,430	10,684
Available-for-Sale Portfolio:						
U.S. treasury and agency securities	630,058	650,767	456,913	479,454	380,243	411,278
Obligations of state and political subdivisions	545,698	573,551	443,930	470,210	404,864	420,605
Corporate securities	40,443	43,898	27,712	30,251	27,972	30,225
Collateralized mortgage obligations	70,986	72,444	89,566	93,552	235,286	245,368
Mortgage-backed securities	50,347	52,664	76,628	80,177	131,755	137,211
Sub-total	1,337,532	1,393,324	1,094,749	1,153,644	1,180,120	1,244,687
Equity securities [(1)]	43,515	43,515	29,185	29,185	25,814	25,814
Federal Reserve Bank common stock	9,856	9,856	8,053	8,053	5,652	5,652
Total available-for-sale portfolio	1,390,903	1,446,695	1,131,987	1,190,882	1,211,586	1,276,153
Net unrealized gain on available-for-sale portfolio	55,792	0	58,895	0	64,567	0
Total	$1,584,339	$1,582,873	$1,329,534	$1,327,120	$1,286,583	$1,286,837

(1) Includes $42,480, $28,365 and $24,575 of FHLB common stock at December 31, 2004, 2003, and 2002, respectively.

The following table sets forth as of December 31, 2004, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the cost basis, weighted for scheduled maturity of each security, and adjusted to a fully tax-equivalent basis:

Table 19: Maturities of Investment Securities

(000's omitted, except rates)	Maturing Within One Year or Less	Maturing After One Year but Within Five Years	Maturing After Five Years but Within Ten Years	Maturing After Ten Years	Total Amortized Cost/Book Value
Held-to-Maturity Portfolio:					
U.S. treasury and agency securities	$0	$0	$99,344	$28,146	$127,490
Obligations of state and political subdivisions	4,387	1,959	230	0	6,576
Other securities	0	0	22	3,556	3,578
Total held-to-maturity portfolio	$4,387	$1,959	$99,596	$31,702	$137,644
Weighted Average Yield for Year [1]	3.89%	6.30%	4.71%	5.46%	4.88%
Available-for-Sale Portfolio:					
U.S. treasury and agency securities	$0	$20,000	$458,221	$151,837	$630,058
Obligations of state and political subdivisions	5,263	35,927	228,903	275,605	545,698
Corporate securities	0	0	25,044	15,399	40,443
Collateralized mortgage obligations	0	1,090	17,297	52,599	70,986
Mortgage-backed securities	0	2,832	1,280	46,235	50,347
Total available-for-sale portfolio	$5,263	$59,849	$730,745	$541,675	$1,337,532
Weighted Average Yield for Year [1]	8.06%	5.82%	5.58%	6.47%	5.96%

[1] Weighted average yields on the tax-exempt obligations have been computed on a fully tax equivalent basis assuming a marginal federal tax rate of 35.0%. These yields are an arithmetic computation of accrued income divided by average balance; they may differ from the yield to maturity, which considers the time value of money.

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular real estate.

New Accounting Pronouncements

See Accounting Pronouncement Section of Note A of the notes to the consolidated financial statements on page 65 for additional accounting pronouncements.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Moreover, the Company's plans, objectives and intentions are subject to change based on various factors (some of which are beyond the Company's control). Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (1) risks related to credit quality, interest rate sensitivity and liquidity; (2) the strength of the U.S. economy in general and the strength of the local economies where the Company conducts its business; (3) the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (4) inflation, interest rate, market and monetary fluctuations; (5) the timely development of new products and services and customer perception of the overall value thereof (including features, pricing and quality) compared to competing products and services; (6) changes in consumer spending, borrowing and savings habits; (7) technological changes; (8) any acquisitions or mergers that might be considered or consumated by the Company and the costs and factors associated therewith; (9) the ability to maintain and increase market share and control expenses; (10) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and accounting principles generally accepted in the United States; (11) changes in the Company's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets; (12) the costs and effects of litigation and of any adverse outcome in such litigation; (13) other risk factors outlined in the Company's filings with the Securities and Exchange Commission from time to time; and (14) the success of the Company at managing the risks of the foregoing.

The foregoing list of important factors is not exclusive. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date on which such statement is made. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates, prices or credit risk. Credit risk associated with the Company's loan portfolio has been previously discussed in the asset quality section of Management's Discussion and Analysis of Financial Condition and Results of Operations. Although more than a third of the securities portfolio at year-end 2004 was invested in municipal bonds, management believes that the tax risk of the Company's municipal investments associated with potential future changes in statutory, judicial and regulatory actions is minimal. The Company also believes that it has an insignificant amount of credit risk in its investment portfolio because essentially all of the fixed-income securities in the portfolio are AAA-rated (highest possible rating). The Company does not have any material foreign currency exchange rate risk exposure. Therefore, almost all the market risk in the investment portfolio is related to interest rates.

The ongoing monitoring and management of both interest rate risk and liquidity, in the short and long term time horizons is an important component of the Company's asset/liability management process, which is governed by limits established in the policies reviewed and approved annually by the Board of Directors. The Board of Directors delegates responsibility for carrying out the policies to the Asset/Liability Committee (ALCO), which meets each month. The committee is made up of the Company's senior management as well as regional and line-of-business managers who oversee specific earning asset classes and various funding sources.

Asset/Liability Management

The primary objective of the Company's asset/liability management process is to maximize earnings and return on capital within acceptable levels of risk. As the Company does not believe it is possible to reliably predict future interest rate movements, it has maintained an appropriate process and set of measurement tools that enable it to identify and quantify sources of interest rate risk in varying rate environments. The primary tools used by the Company in managing interest rate risk are the income simulation model and economic value of equity modeling.

Interest Rate Risk

Interest rate risk (IRR) can result from the timing differences in the maturity/repricing of an institution's assets, liabilities, and off-balance sheet contracts; the effect of embedded options, such as loan prepayments, interest rate caps, and deposit withdrawals; and differences in the behavior of lending and funding rates, sometimes referred to as basis risk; an example of basis risk would occur if floating rate assets and liabilities, with otherwise identical repricing characteristics, were based on market indexes that were imperfectly correlated.

Given the potential types and differing related characteristics of IRR, it is important that the Company maintain an appropriate process and set of measurement tools that enable it to identify and quantify its primary sources of IRR. The Company also recognizes that effective management of IRR includes an understanding of when potential adverse changes in interest rates will flow through the income statement. Accordingly, the Company will manage its position so that it monitors its exposure to net interest income over both a one year planning horizon and a longer-term strategic horizon.

It is the Company's objective to manage its exposure to interest rate risk, bearing in mind that it will always be in the business of taking on rate risk and that rate risk immunization is not possible. Also, it is recognized that as exposure to interest rate risk is reduced, so too may net interest margin be reduced.

Income Simulation

Income simulation is tested on a wide variety of balance sheet and treasury yield curve scenarios. The simulation projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to evolve through time in different interest rate environments. Loan and deposit growth rate assumptions are derived from management's outlook, as are the assumptions used for new loan yields and deposit rates. Loan prepayment speeds are based on a combination of current industry averages and internal historical prepayments. Balance sheet and yield curve assumptions are analyzed and reviewed by the ALCO Committee regularly.

The following table reflects the Company's one-year net interest income sensitivity, using December 31, 2004 asset and liability levels as a starting point.

The prime rate and federal funds rates are assumed to move up 300 basis points and down 100 basis points over a 12-month period while flattening the long end of the treasury curve to spreads over federal funds that are more consistent with historical norms. Deposit rates are assumed to move in a manner that reflects the historical relationship between deposit rate movement and changes in the federal funds rate, generally reflecting 10%-65% of the movement of the federal funds rate.

Cash flows are based on contractual maturity, optionality and amortization schedules along with applicable prepayments derived from internal historical data and external sources.

Net Interest Income Sensitivity Model

	Calculated increase (decrease) in Projected Net Interest Income at December 31	
Changes in Interest Rates	2004	2003
+ 200 basis points	($4,300,000)	($3,900,000)
-100 basis points	($1,200,000)	($2,100,000)

In the 2004 model, both the rising and falling rate environments reflect a reduction in net interest income (NII) from a flat rate environment due to the assumed flattening of the yield curve. The modeled NII in a falling rate environment is initially more favorable than if rates were to rise due to a faster initial reaction from core deposit pricing and short-term capital market borrowing rates. Over a longer time period, however, the growth in NII improves significantly in a rising rate environment as a result of lower yielding earning assets running off and being replaced at increased rates.

The analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions: the nature and timing of interest rate levels (including yield curve shape), prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and other factors. While the assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Management uses a "value of equity" model to supplement the modeling technique described above. Those supplemental analyses are based on discounted cash flows associated with on- and off-balance sheet financial instruments. Such analyses are modeled to reflect changes in interest rates and shifts in the maturity curve of interest rates and provide management with a long-term interest rate risk metric.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and independent auditor's reports of Community Bank System, Inc. are contained on pages 55 through 83 of this item.

- Consolidated Statements of Condition,
  December 31, 2004 and 2003
- Consolidated Statements of Income,
  Years ended December 31, 2004, 2003, and 2002
- Consolidated Statements of Changes in Shareholders' Equity,
  Years ended December 31, 2004, 2003, and 2002
- Consolidated Statements of Comprehensive Income,
  Years ended December 31, 2004, 2003, and 2002
- Consolidated Statements of Cash Flows,
  Years ended December 31, 2004, 2003, and 2002
- Notes to Consolidated Financial Statements,
  December 31, 2004
- Management's Report on Internal Control over Financial Reporting
- Report of Independent Registered Public Accounting Firm

Quarterly Selected Data (Unaudited) for 2004 and 2003 are contained on page 84.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CONDITION
(In Thousands, Except Share Data)

	December 31, 2004	December 31, 2003
Cash and due from banks	$118,345	$103,923
Available-for-sale investment securities	1,446,695	1,190,882
Held-to-maturity investment securities	137,644	138,652
Total investment securities (fair value of $1,582,873 and $1,327,120, respectively)	1,584,339	1,329,534
Loans	2,358,493	2,128,509
Allowance for loan losses	31,778	29,095
Net loans	2,326,715	2,099,414
Core deposit intangibles, net	35,351	33,998
Goodwill	195,163	159,596
Other intangibles, net	1,986	2,517
Intangible assets, net	232,500	196,111
Premises and equipment, net	63,510	61,705
Accrued interest receivable	27,947	25,851
Other assets	40,475	38,859
Total assets	$4,393,831	$3,855,397
Liabilities:		
Non-interest bearing deposits	$567,106	$498,195
Interest bearing deposits	2,361,872	2,227,293
Total deposits	2,928,978	2,725,488
Federal funds purchased	13,200	36,300
Borrowings	826,865	551,096
Subordinated debt held by unconsolidated subsidiary trusts	80,446	80,390
Accrued interest and other liabilities	69,714	57,295
Total liabilities	3,919,203	3,450,569
Commitments and contingencies (See Note N)		
Shareholders' equity:		
Preferred stock $1.00 par value, 500,000 shares authorized, 0 shares issued		
Common stock, $1.00 par value, 50,000,000 shares authorized; 32,041,591 and 28,746,612 shares issued in 2004 and 2003, respectively	32,042	28,747
Additional paid-in capital	190,769	130,066
Retained earnings	248,295	218,628
Accumulated other comprehensive income	34,200	35,958
Treasury stock, at cost (1,400,000 and 416,300 shares, respectively)	(30,199)	(8,490)
Employee stock plan – unearned	(479)	(81)
Total shareholders' equity	474,628	404,828
Total liabilities and shareholders' equity	$4,393,831	$3,855,397

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per-Share Data)

	Years Ended December 31,		
	2004	2003	2002
Interest income:			
Interest and fees on loans	$137,077	$125,256	$130,860
Interest and dividends on taxable investments	52,744	47,047	57,133
Interest and dividends on non-taxable investments	22,974	18,826	17,100
Total interest income	212,795	191,129	205,093
Interest expense:			
Interest on deposits	34,587	38,288	53,878
Interest on short-term borrowings	7,242	2,685	2,586
Interest on subordinated debt held by unconsolidated subsidiary trusts	5,750	5,632	5,985
Interest on long-term borrowings	14,173	12,696	14,794
Total interest expense	61,752	59,301	77,243
Net interest income	151,043	131,828	127,850
Less: provision for loan losses	8,750	11,195	12,222
Net interest income after provision for loan losses	142,293	120,633	115,628
Non-interest income:			
Deposit service fees	25,201	23,121	16,480
Other banking services	2,431	1,906	2,061
Trust, investment and asset management fees	7,443	6,682	8,003
Benefit plan administration, consulting and actuarial fees	9,298	6,220	3,845
Gain (loss) on investment securities & debt extinguishments	72	(2,698)	1,673
Total non-interest income	44,445	35,231	32,062
Operating expenses:			
Salaries and employee benefits	61,146	53,164	47,864
Occupancy	10,177	9,297	8,154
Equipment and furniture	8,636	7,828	7,538
Amortization of intangible assets	7,414	5,093	5,953
Legal and professional fees	4,578	3,183	3,272
Data processing	7,737	6,800	6,574
Office supplies	2,232	1,996	2,321
Acquisition expenses	1,704	498	700
Other	16,275	14,852	12,910
Total operating expenses	119,899	102,711	95,286
Income before income taxes	66,839	53,153	52,404
Income taxes	16,643	12,773	13,887
Net income	$50,196	$40,380	$38,517
Basic earnings per share	$1.68	$1.54	$1.48
Diluted earnings per share	$1.64	$1.49	$1.46
Dividends declared per share	$0.68	$0.61	$0.56

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2002, 2003 and 2004
(In Thousands, Except Share Data)

	Common Stock		Additional		Accumulated Other		Employee	
	Shares Outstanding	Amount Issued	Paid-In Capital	Retained Earnings	Comprehensive Income	Treasury Stock	Stock Plan -Unearned	Total
Balance at December 31, 2001, as previously reported	12,902,812	$12,903	$77,710	$170,472	$7,281	$0	($386)	$267,980
Two-for-one stock split	12,902,812	12,904	(12,904)					0
Balance at December 31, 2001, as restated	25,805,624	25,807	64,806	170,472	7,281	0	(386)	267,980
Net income				38,517				38,517
Other comprehensive income, net of tax					31,270			31,270
Dividends declared:								
Common, $0.56 per share				(14,506)				(14,506)
Common stock issued under employee stock plan, including tax benefits of $219	151,484	151	1,273				353	1,777
Balance at December 31, 2002	25,957,108	$25,958	$66,079	$194,483	$38,551	$0	($33)	$325,038
Net income				40,380				40,380
Other comprehensive loss, net of tax					(2,593)			(2,593)
Dividends declared:								
Common, $0.61 per share				(16,235)				(16,235)
Common stock issued under employee stock plan, including tax benefits of $1,410	495,322	495	5,913				(48)	6,360
Stock issued for acquisition	2,294,182	2,294	58,074					60,368
Treasury stock purchased	(416,300)					(8,490)		(8,490)
Balance at December 31, 2003	28,330,312	$28,747	$130,066	$218,628	$35,958	($8,490)	($81)	$404,828
Net income				50,196				50,196
Other comprehensive loss, net of tax					(1,758)			(1,758)
Dividends declared:								
Common, $0.68 per share				(20,529)				(20,529)
Common stock issued under employee stock plan, including tax benefits of $3,165	702,766	703	8,576				(398)	8,881
Stock and options issued for acquisition	2,592,213	2,592	52,127					54,719
Treasury stock purchased	(983,700)					(21,709)		(21,709)
Balance at December 31, 2004	30,641,591	$32,042	$190,769	$248,295	$34,200	($30,199)	($479)	$474,628

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Years Ended December 31,		
	2004	2003	2002
Other comprehensive (loss) income, before tax:			
Change in minimum pension liability adjustment	$0	$92	$4,919
Unrealized (losses) gains on securities:			
Unrealized holding (losses) gains arising during period	(3,031)	(5,727)	49,796
Reclassification adjustment for (gains) losses included in net income	(72)	54	(2,598)
Other comprehensive (loss) income, before tax	(3,103)	(5,581)	52,117
Income tax benefit (expense) related to other comprehensive (loss) income	1,345	2,988	(20,847)
Other comprehensive (loss) income, net of tax	(1,758)	(2,593)	31,270
Net income	50,196	40,380	38,517
Comprehensive income	$48,438	$37,787	$69,787

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars, except Share Data)

	Years Ended December 31,		
	2004	2003	2002
Operating activities:			
Net income	$50,196	$40,380	$38,517
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	8,025	7,139	6,596
Amortization of intangible assets	7,414	5,093	5,953
Net amortization of premiums and discounts on securities and loans	1,392	2,303	3,256
Amortization of unearned compensation and discount on subordinated debt	439	172	443
Provision for loan losses	8,750	11,195	12,222
Provision for deferred taxes	1,286	898	4,458
(Gain) loss on investment securities and debt extinguishments	(72)	2,698	(1,673)
Loss (gain) on loans and other assets	211	350	(28)
Proceeds from the sale of loans held for sale	0	67,482	9,103
Origination of loans held for sale	0	(61,036)	(14,858)
Change in other operating assets and liabilities	7,823	(3,604)	(11,815)
Net cash provided by operating activities	85,464	73,070	52,174
Investing activities:			
Proceeds from sales of available-for-sale investment securities	51,889	41,227	96,294
Proceeds from maturities of held-to-maturity investment securities	4,852	5,229	4,521
Proceeds from maturities of available-for-sale investment securities	127,222	242,614	197,928
Purchases of held-to-maturity investment securities	(3,991)	(133,517)	(4,577)
Purchases of available-for-sale investment securities	(395,252)	(141,658)	(383,598)
Net increase in loans outstanding	(26,278)	(151,520)	(77,906)
Cash received (paid) for acquisition, net of cash (paid) acquired of ($7,023), $23,986, $0	21,939	(9,630)	0
Capital expenditures	(7,377)	(8,322)	(8,831)
Net cash used by investing activities	(226,996)	(155,577)	(176,169)
Financing activities:			
Net change in demand deposits, NOW accounts, and savings accounts	25,068	39,745	25,005
Net change in time deposits	(66,203)	(68,220)	(65,619)
Net change in federal funds purchased	(23,100)	3,300	18,800
Net change in short-term borrowings	87,328	147,356	202,976
Change in long-term borrowings (net of payments of $177, $30,000 and $252,000)	168,865	(30,000)	(37,000)
Issuance of common stock	5,344	4,819	1,151
Purchase of treasury stock	(21,709)	(8,490)	0
Cash dividends paid	(19,543)	(15,466)	(14,228)
Other financing activities	(96)	(145)	(113)
Net cash provided by financing activities	155,954	72,899	130,972
Change in cash and cash equivalents	14,422	(9,608)	6,977
Cash and cash equivalents at beginning of year	103,923	113,531	106,554
Cash and cash equivalents at end of year	$118,345	$103,923	$113,531
Supplemental disclosures of cash flow information:			
Cash paid for interest	$59,644	$60,062	$79,250
Cash paid for income taxes	$9,422	$13,095	$6,429
Supplemental disclosures of non-cash financing and investing activities:			
Dividends declared and unpaid	$5,515	$4,529	$3,760
Gross change in unrealized gains on available-for-sale investment securities	($3,103)	($5,673)	$47,198
Acquisitions:			
Fair value of assets acquired, excluding acquired cash and intangibles	$258,416	$260,902	$0
Fair value of liabilities assumed	$268,611	$257,532	$0
Common stock and options issued	$54,719	$60,368	$0

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Community Bank System, Inc. is a single bank holding company which wholly-owns four consolidated subsidiaries: Community Bank, N.A. (the Bank), Benefit Plans Administrative Services, Inc. (BPAS), CFSI Closeout Corp. (CFSICC), and First of Jermyn Realty Co. (FJRC). BPAS owns two subsidiaries, Benefit Plans Administrative Services LLC and Harbridge Consulting Group LLC. BPAS provides administration, consulting and actuarial services to sponsors of employee benefit plans. CFSICC and FJRC are inactive companies.

The Bank operates 125 customer facilities throughout 22 counties of Upstate New York and five counties of Northeastern Pennsylvania. The Bank owns the following subsidiaries: Community Investment Services, Inc. (CISI), CBNA Treasury Management Corporation (TMC), CBNA Preferred Funding Corporation (PFC), Elias Asset Management, Inc. (EAM) and First Liberty Service Corp. (FLSC). CISI provides broker-dealer and investment advisory services. TMC operates the cash management, investment, and treasury functions of the Bank. PFC primarily is an investor in residential real estate loans. EAM provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking-related services to the Pennsylvania branches of the Bank.

The Company wholly-owns three unconsolidated subsidiary business trusts formed for the purpose of issuing mandatorily redeemable preferred securities which are considered Tier I capital under regulatory capital adequacy guidelines (see Note H).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with the current period presentation.

Critical Accounting Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates include the allowance for loan losses, actuarial assumptions associated with the pension, post-retirement and other employee benefit plans, the provision for income taxes, and the carrying value of goodwill and other intangible assets.

Risk and Uncertainties

In the normal course of its business, the Company encounters economic and regulatory risks. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects potential changes in the value of collateral underlying loans, the fair value of investment securities, and loans held for sale.

The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances, and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examinations.

Revenue Recognition

The Company recognizes income on an accrual basis. CISI recognizes fee income when investment and insurance products are sold to customers. EAM provides asset management services to brokerage firms and clients and recognizes income ratably over the contract period during which service is performed. Revenue from BPA's administration and recordkeeping services is recognized ratably over the service contract period. Revenue from consulting and actuarial services is recognized when services are rendered. All inter-company revenue and expense among related entities are eliminated in consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and highly liquid investments with original maturities of less than ninety days. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment Securities

The Company has classified its investments in debt and equity securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the positive intent and ability to hold to maturity, and are reported at cost, which is adjusted for amortization of premiums and accretion of discounts. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities has been classified as trading securities. Equity securities are stated at cost and include restricted stock of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York. Investment securities are reviewed regularly for other than temporary impairment. Where there is other than temporary impairment, the carrying value of the investment security is reduced to the estimated fair value, with the impairment loss recognized in the consolidated statements of income as other expense.

The average cost method is used in determining the realized gains and losses on sales of investment securities. Premiums and discounts on securities are amortized and accreted, respectively, on a systematic basis over the period to maturity, estimated life, or earliest call date of the related security.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Loans are stated at unpaid principal balances, net of unearned income. Mortgage loans held for sale are carried at the lower of cost or fair value and are included in loans as the balance of such loans was not significant. Fair values for variable rate loans that reprice frequently are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally by the interest method. Non-refundable loan fees and related direct costs are included in the loan balances and are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method. Premiums and discounts on purchased loans are amortized on an accelerated method over the life of the loans.

Impaired and Other Nonaccrual Loans

The Company places a loan on nonaccrual status when the loan becomes ninety days past due (or sooner, if management concludes collection is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. A loan may be placed on nonaccrual status earlier than ninety days past due if there is deterioration in the financial position of the borrower or if other conditions of the loan so warrant. When a loan is placed on nonaccrual status, uncollected accrued interest is reversed against interest income and the deferral and amortization of non-refundable loan fees and related direct costs is discontinued. Interest income during the period the loan is on nonaccrual status is recorded on a cash basis after recovery of principal is reasonably assured. Nonaccrual loans are returned to accrual status when management determines that the borrower's performance has improved and that both principal and interest are collectible. This generally requires a sustained period of timely principal and interest payments.

Commercial loans greater than $500,000 are evaluated individually for impairment in accordance with FASB No. 114, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral-dependent.

The Company's charge-off policy by loan type is as follows:

- Commercial loans are generally charged-off to the extent outstanding principal exceeds the fair value of estimated proceeds from collection efforts, including liquidation of collateral. The charge-off is recognized when the loss becomes reasonably quantifiable.
- Consumer installment loans are generally charged-off to the extent outstanding principal balance exceeds the fair value of collateral, and are recognized by the end of the month in which the loan becomes 120 days past due.
- Loans secured by 1-4 family residential real estate are generally charged-off to the extent outstanding principal exceeds the fair value of the property, and are recognized when the loan becomes 180 days past due.

Allowance for Loan Losses

Management continually evaluates the credit quality of the Company's loan portfolio, and performs a formal review of the adequacy of the allowance for loan losses on a quarterly basis. The allowance reflects management's best estimate of probable losses inherent in the loan portfolio. Determination of the allowance is subjective in nature and requires significant estimates. The Company's allowance methodology consists of two broad components, general and specific loan loss allocations.

The general loan loss allocation is composed of two calculations that are computed on four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category (commercial loans exclude balances with specific loan loss allocations). The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Company's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two calculations are added together to determine the general loan loss allocation. The specific loan loss allocation relates to individual commercial loans that are both greater than $0.5 million and in a non-accruing status with respect to interest. Specific losses are based on discounted estimated cash flows, including any cash flows resulting from the conversion of collateral.

Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan loss is charged to operations based on management's periodic evaluation of factors previously mentioned.

Intangible Assets

Intangible assets include core deposit intangibles, customer relationship intangibles and goodwill arising from acquisitions. Core deposit intangibles and customer relationship intangibles are amortized on either an accelerated or straight-line basis over periods ranging from 7 to 20 years. Goodwill is evaluated at least annually for impairment. The carrying value of goodwill and other intangible assets is based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires use of a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums, and company-specific risk indicators.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Computer software costs that are capitalized only include external direct costs of obtaining and installing the software. The annual provision for depreciation is computed using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Long-lived depreciable assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset based on a quoted market price, if applicable, or a discounted cash flow analysis. Impairment losses are recorded in other expenses on the income statement.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of the unpaid loan balance or fair value less estimated costs of disposal. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the asset at the time of transfer. Changes in value subsequent to transfer are recorded in operating expenses on the income statement. Gains or losses not previously recognized resulting from the sale of other real estate are recognized as an expense on the date of sale. At December 31, 2004 and 2003, other real estate, included in other assets, amounted to $1,645,000 and $1,077,000, respectively.

Mortgage Servicing Rights

Originated mortgage servicing rights are recorded at their allocated fair value at the time of sale of the underlying loan, and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the servicing cost per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions.

Deposits

The fair value of deposit obligations are based on current market rates for alternative funding sources, principally the Federal Home Loan Bank of New York. The carrying value of accrued interest approximates fair value.

Borrowings

The carrying amounts of federal funds purchased and short-term borrowings approximate their fair values. Fair values for long-term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.

Since the Company considers debt extinguishments to be a component of its interest rate risk management, any related gains or losses are not deemed extraordinary and are presented in the non-interest income section of the consolidated statements of income.

Treasury Stock

On June 9, 2003, the Company announced a twelve-month authorization to repurchase up to 1,400,000 of its outstanding shares in open market or privately negotiated transactions. As of December 31, 2004, the Company has repurchased all of the shares at an aggregate cost of $30,199,000 or $21.57 per share. The repurchases were for general corporate purposes, including those related to acquisition and stock plan activities.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable, and deferred taxes which are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Retirement Benefits

The Company provides defined benefit pension benefits and post-retirement health and life insurance benefits to eligible employees. The Company also provides deferred compensation and supplemental executive retirement plans for selected current and former employees and officers. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans, including discount rate, rate of future compensation increases and expected return on plan assets.

Assets Under Management or Administration

Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition as they are not assets of the Company. Substantially all fees associated with providing asset management services are recorded on an accrual basis of accounting and are included in non-interest income. Assets under management or administration at December 31, 2004 and 2003 were $2,102,000,000 and $1,807,000,000, respectively.

Earnings Per Share

Basic earnings per share are computed based on the weighted-average common shares outstanding for the period. Diluted earnings per share are based on the weighted-average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The dilutive effect of options is calculated using the treasury stock method of accounting. The treasury stock method determines the number of common shares that would be outstanding if all the dilutive options (average market price is greater than the exercise price) were exercised and the proceeds were used to repurchase common shares in the open market at the average market price for the applicable time period.

At a special meeting of the shareholders held on March 26, 2004, the shareholders approved an amendment to the certificate of incorporation of the Company to increase the number of authorized shares of common stock to 50 million. This amendment was effected in connection with the previously announced two-for-one stock split of the Company's common stock. The stock split was effected in the form of a 100 percent stock dividend, and was paid on April 12, 2004 to shareholders of record on March 17, 2004. Accordingly, all share, option and per-share amounts have been adjusted in the consolidated financial statements to reflect the stock split.

Stock-Based Compensation

The Company accounts for stock-based awards issued to directors, officers and key employees using the intrinsic value method. This method requires that compensation expense be recognized to the extent that the fair value of the underlying stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

SFAS 123, "Accounting for Stock-Based Compensation," requires companies that use the "intrinsic value method" to account for stock compensation plans to provide pro forma disclosures of the net income and earnings per share effect of stock options using the "fair value method." Under this method, the fair value of the option on the date of grant is recognized ratably as compensation expense over the vesting period of the option.

Management estimated the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to estimate the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. As a result, the Black-Scholes model is not necessarily a precise indicator of the value of an option, but it is commonly used for this purpose. The Black-Scholes model requires several assumptions, which management developed based on historical trends and current market observations. These assumptions include:

	2004	2003	2002
Weighted-average expected life (in years)	7.33-7.43	7.55-8.76	6.74
Future dividend yield	3.00%	3.00%	3.00%
Share price volatility	26.88%-27.02%	25.59%-27.58%	27.82%
Weighted average risk-free interest rate	4.02%-4.45%	3.82%-4.03%	3.81%-5.16%

If these assumptions are not accurate, the estimated fair value used to derive the information presented in the following table also will be inaccurate. Moreover, the model assumes that the estimated fair value of an option is amortized over the option's vesting period and would be included in salaries and employee benefits on the income statement.

The pro forma impact of applying the fair value method of accounting for the periods shown below may not be indicative of the pro forma impact in future years.

(000's omitted except per share amounts)	2004	2003	2002
Net income, as reported	$50,196	$40,380	$38,517
Stock-based compensation expense included in net income, as reported	228	64	216
Stock-based compensation expense determined under fair value method, net of tax	(886)	(738)	(555)
Pro forma net income	$49,538	$39,706	$38,178
Earnings per share:			
As reported:			
Basic	$1.68	$1.54	$1.48
Diluted	$1.64	$1.49	$1.46
Pro forma:			
Basic	$1.66	$1.51	$1.47
Diluted	$1.61	$1.47	$1.45

Fair Values of Financial Instruments

The Company determines fair values based on quoted market values where available or on estimates using present values or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The fair values of investment securities, loans, deposits, and borrowings have been disclosed in footnotes C, D, G, and H, respectively.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board revised SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123R establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. The provisions of this statement will become effective July 1, 2005 for all equity awards granted after the effective date. SFAS 123R requires an entity to recognize compensation expense based on an estimate of the number of awards expected to actually vest, exclusive of awards expected to be forfeited. Management does not expect the impact of the adoption of this pronouncement to be materially different from the pro forma impacts disclosed under SFAS No. 123.

NOTE B: ACQUISITIONS

Dansville Branch Acquisition
On December 3, 2004, the Company completed the purchase of a branch office in Dansville, N.Y. from HSBC Bank USA, N.A with deposits of $32.6 million.

First Heritage Bank
On May 14, 2004, the Company acquired First Heritage Bank ("Heritage"), a closely held bank headquartered in Wilkes-Barre, PA with three branches in Luzerne County, Pennsylvania. First Heritage's three branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. Consideration included 2,592,213 shares of common stock with a fair value of $52 million, employee stock options with a fair value of $3.0 million, and $7.0 million of cash (including capitalized acquisition costs of $1.0 million).

Grange National Banc Corp.
On November 24, 2003, the Company acquired Grange National Banc Corp. ("Grange"), a $280 million-asset bank holding company based in Tunkhannock, Pa. Grange's 12 branches operate as part of First Liberty Bank & Trust, a division of Community Bank, N.A. The Company issued 2,294,182 shares of its common stock to certain of the former shareholders at a cost of $23.97 per share. The remaining shareholders received $21.25 in cash or approximately $20.9 million. In addition, Grange stock options representing $5.4 million of fair value were exchanged for options of the Company.

Peoples Bankcorp Inc.

On September 5, 2003, the Company acquired Peoples Bankcorp, Inc. ("Peoples"), a $29-million-asset savings and loan holding company based in Ogdensburg, New York. Peoples' single branch is being operated as a branch of the Bank's network of branches in Northern New York.

Harbridge Consulting Group

On July 31, 2003, the Company acquired PricewaterhouseCoopers' Upstate New York Global Human Resource Solutions consulting group. This practice was renamed Harbridge Consulting Group ("Harbridge") and is a leading provider of retirement and employee benefits consulting services throughout Upstate New York, and is complementary to Benefit Plans Administrative Services, LLC., the Company's defined contribution plan administration subsidiary.

Acquisition Expenses

The Company incurred certain expenses in connection with the above acquisitions. The following table shows the components of acquisition expenses that are presented in the consolidated statements of income for the years ended December 31:

(000's omitted)	2004	2003	2002
Severance and employee benefits	$1,044	$0	$97
Legal and professional fees	491	213	455
Data processing	130	191	16
Other	39	94	132
Total	$1,704	$498	$700

NOTE C: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of December 31 are as follows:

	2004				2003			
(000's omitted)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-Maturity Portfolio:								
U.S. treasury and agency securities	$127,490	$356	$1,940	$125,906	$127,635	$235	$2,867	$125,003
Obligations of state and political subdivisions	6,576	120	2	6,694	7,459	218	0	7,677
Other securities	3,578	0	0	3,578	3,558	0	0	3,558
Total held-to-maturity portfolio	137,644	476	1,942	136,178	138,652	453	2,867	136,238
Available-for-Sale Portfolio:								
U.S. treasury and agency securities	630,058	20,917	208	650,767	456,913	22,638	97	479,454
Obligations of state and political subdivisions	545,698	27,899	46	573,551	443,930	26,291	11	470,210
Corporate securities	40,443	3,460	5	43,898	27,712	2,539	0	30,251
Collateralized mortgage obligations	70,986	1,680	222	72,444	89,566	3,987	1	93,552
Mortgage-backed securities	50,347	2,351	34	52,664	76,628	3,668	119	80,177
Sub-total	1,337,532	56,307	515	1,393,324	1,094,749	59,123	228	1,153,644
Equity securities	53,371	0	0	53,371	37,238	0	0	37,238
Total available-for-sale portfolio	1,390,903	$56,307	$515	$1,446,695	1,131,987	$59,123	$228	$1,190,882
Net unrealized gain on available-for-sale portfolio	55,792			0	58,895			0
Total	$1,584,339			$1,582,873	$1,329,534			$1,327,120

A summary of investment securities as of December 31, 2004 that have been in a continuous unrealized loss position for less than or greater than twelve months is as follows:

	Less than 12 Months		12 Months or Longer		Total	
(000's omitted)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Held-to-Maturity Portfolio:						
U.S. treasury and agency securities	$0	$0	$88,060	($1,940)	88,060	(1,940)
Obligations of state and political subdivisions	1,567	(2)	0	0	1,567	(2)
Total held-to-maturity portfolio	$1,567	($2)	$88,060	($1,940)	$89,627	($1,942)
Available-for-Sale Portfolio:						
U.S. treasury and agency securities	$22,633	($208)	$0	$0	$22,633	($208)
Obligations of state and political subdivisions	7,731	(46)	0	0	7,731	(46)
Corporate securities	1,061	(5)	0	0	1,061	(5)
Collateralized mortgage obligations	7,915	(222)	0	0	7,915	(222)
Mortgage-backed securities	950	(17)	1,197	(17)	2,147	(34)
Total available-for-sale portfolio	$40,290	($498)	$1,197	($17)	$41,487	($515)

Management does not believe any individual unrealized loss as of December 31, 2004 represents an other than temporary impairment. The unrealized losses reported for the agency and mortgage-backed securities relate primarily to securities issued by FHLB, FNMA and FHLMC and are currently rated AAA by Moody's Investor Services and Standards & Poor. The unrealized losses in the portfolios are primarily attributable to changes in interest rates. The Company has both the intent and ability to hold these securities for the time necessary to recover the amortized cost. The unrealized losses of $3,095,000 as of December 31, 2003 were less than 12 months old.

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
(000's omitted)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	$4,387	$4,395	$5,263	$5,414
Due after one through five years	1,959	2,044	55,927	57,916
Due after five years through ten years	99,596	98,533	712,168	736,972
Due after ten years	31,702	31,206	442,841	467,914
Sub-total	137,644	136,178	1,216,199	1,268,216
Collateralized mortgage obligations	0	0	70,986	72,444
Mortgage-backed securities	0	0	50,347	52,664
Total	$137,644	$136,178	$1,337,532	$1,393,324

Cash flow information on investment securities for the years ended December 31 is as follows:

(000's omitted)	2004	2003	2002
Proceeds from the sales of investment securities	$51,889	$41,227	$96,294
Gross gains on sales of investment securities	187	11	2,593
Gross losses on sales of investment securities	115	65	0
Proceeds from the sales of mortgage-backed securities and CMO's	3,679	20,823	56,451
Proceeds from the maturities of mortgage-backed securities and CMO's	51,652	204,746	174,524
Purchases of mortgage-backed securities and CMO's	$10,915	$27,092	$25,664

Investment securities with a carrying value of $699,806,000 and $563,341,000 at December 31, 2004 and 2003, respectively, were pledged to collateralize certain deposits and borrowings.

NOTE D: LOANS

Major classifications of loans at December 31 are summarized as follows:

(000's omitted)	2004	2003
Consumer mortgage	$801,412	$739,593
Business lending	831,244	689,436
Consumer direct and indirect	725,885	699,562
Gross loans	2,358,541	2,128,591
Unearned discount	48	82
Net loans	2,358,493	2,128,509
Allowance for loan losses	31,778	29,095
Loans, net of allowance for loan losses	$2,326,715	$2,099,414

The estimated fair value of loans at December 31, 2004 and 2003 was $2.4 billion and $2.1 billion, respectively. Non-accrual loans of $11,798,000 and $11,940,000 and accruing loans ninety days past due of $1,158,000 and $1,307,000 at December 31, 2004 and 2003, respectively, are included in net loans.

Changes in loans to directors and officers and other related parties for the years ended December 31 are summarized as follows:

(000's omitted)	2004	2003
Balance at beginning of year	$14,838	$15,735
New loans	9,796	3,313
Payments	(1,481)	(4,210)
Balance at end of year	$23,153	$14,838

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of mortgage loans serviced for others were $107,155,000, $126,324,000, and $103,663,000 at December 31, 2004, 2003, and 2002, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately and $813,000 and $773,000 at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, mortgage servicing rights, included in other assets, amounted to $459,000 and $456,000 respectively.

Changes in the allowance for loan losses for the years ended December 31 are summarized as follows:

(000's omitted)	2004	2003	2002
Balance at beginning of year	$29,095	$26,331	$23,901
Provision for loan losses	8,750	11,195	12,222
Reserve on acquired loans	2,357	1,832	0
Charge offs	(11,780)	(13,111)	(12,015)
Recoveries	3,356	2,848	2,223
Balance at end of year	$31,778	$29,095	$26,331

As of December 31, 2004 and 2003, the Company had impaired loans of $2,271,000 and $5,682,000, respectively. The specifically allocated allowance for loan loss recognized on these impaired loans was $900,000 and $1,825,000 at December 31, 2004 and 2003, respectively. For the years ended December 31, 2004 and 2003 the Company had average impaired loans of $2,399,000 and $7,100,000. There was no interest income recognized on these loans in 2004 or 2003.

NOTE E: PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

(000's omitted)	2004	2003
Land and land improvements	$9,340	$8,616
Bank premises owned	57,519	53,560
Equipment and construction in progress	46,010	42,146
Premises and equipment, gross	112,869	104,322
Less: Accumulated depreciation	(49,359)	(42,617)
Premises and equipment, net	$63,510	$61,705

NOTE F: INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization for each type of intangible asset are as follows:

	As of December 31, 2004			As of December 31, 2003		
(000's omitted)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:						
Core deposit intangibles	$63,691	($28,340)	$35,351	$55,455	($21,457)	$33,998
Other intangibles	2,750	(764)	1,986	2,750	(233)	2,517
Total amortizing intangibles	66,441	(29,104)	37,337	58,205	(21,690)	36,515
Non-amortizing intangible assets:						
Goodwill	195,163	0	195,163	159,596	0	159,596
Total intangible assets, net	$261,604	($29,104)	$232,500	$217,801	($21,690)	$196,111

The increases in the gross carrying amount of core deposit intangibles and goodwill relate to the 2004 acquisition of First Heritage Bank ($30,946,000 in goodwill), a branch acquisition in Dansville, NY ($4,191,000 in goodwill) and $430,000 of goodwill adjustments mainly related to adjusting certain real property from the 2003 acquisitions to fair value. No goodwill impairment adjustments were recognized in 2004 and 2003.

The estimated aggregate amortization expense for each of the five succeeding fiscal years ended December 31 is as follows:

2005	$7,243
2006	6,047
2007	5,657
2008	5,335
2009	4,836
Thereafter	8,219
Total	$37,337

NOTE G: DEPOSITS

Deposits consist of the following at December 31:

(000's omitted)	2004	2003
Demand	$567,106	$498,195
Interest checking	313,639	294,563
Savings	536,460	470,166
Money market	321,461	288,212
Time	1,190,312	1,174,352
Total deposits	$2,928,978	$2,725,488

The estimated fair value of deposits at December 31, 2004 and 2003 was approximately $2.7 billion and $2.5 billion, respectively.

At December 31, 2004 and 2003, time certificates of deposit in denominations of $100,000 and greater totaled $179,534,000 and $168,241,000 respectively. The approximate maturities of time deposits at December 31, 2004 are as follows:

(000's omitted)	Amount
2005	$920,488
2006	132,051
2007	78,405
2008	30,727
2009	28,053
Thereafter	588
Total	$1,190,312

NOTE H: BORROWINGS

Outstanding borrowings at December 31 are as follows:

(000's omitted)	2004	2003
Short-term borrowings:		
Federal funds purchased	$13,200	$36,300
Federal Home Loan Bank advances	636,000	361,000
Commercial loans sold with recourse	74	0
Capital lease obligations	0	96
Total short-term borrowings	649,274	397,396
Long-term borrowings:		
Federal Home Loan Bank advances	190,000	190,000
Commercial loans sold with recourse	791	0
Subordinated debt held by unconsolidated subsidiary trusts, net of discount of $1,463 and $1,519	80,446	80,390
Total long-term borrowings	271,237	270,390
Total borrowings	$920,511	$667,786

The weighted-average interest rates on short-term borrowings for the years ended December 31, 2004 and 2003 were 1.64% and 1.26%, respectively. Federal Home Loan Bank advances are collateralized by a blanket lien on the Company's residential real estate loan portfolio and various investment securities.

Long-term borrowings at December 31, 2004 have maturity dates as follows:

(000's omitted, except rate)	Amount	Weighted Average Rate
October 3, 2007	$236	3.00%
January 23, 2008 (callable)	10,000	5.44%
January 28, 2008 (callable)	5,000	5.48%
April 14, 2010 (callable)	25,000	6.35%
September 27, 2010 (callable)	50,000	5.88%
October 12, 2010 (callable)	50,000	5.84%
November 1, 2010 (callable)	50,000	5.77%
October 30, 2012	258	3.00%
October 16, 2013	193	3.00%
November 23, 2014	56	2.75%
November 29, 2014	48	3.00%
February 3, 2027 (callable)	30,779	9.75%
July 16, 2031 (callable)	25,110	5.38%
July 31, 2031 (callable)	24,557	5.12%
Total	$271,237	6.19%

The estimated fair value of long-term borrowings at December 31, 2004 and 2003 was approximately $319.0 million and $314.0 million, respectively.

In December 2003, the Company prepaid $25.0 million of Federal Home Loan Bank ("FHLB") advances with maturity dates ranging from January 30, 2008 to February 4, 2008 and a weighted-average rate of 5.31%. In December 2002, the Company prepaid $11.0 million of FHLB advances with maturity dates ranging from December 15, 2003 to December 31, 2004 and a weighted-average rate of 6.17%. As a result of these prepayments, the Company incurred penalties of $2.6 million in 2003 and $925,000 in 2002. These penalties have been reflected in the consolidated statements of income as gain (loss) on investment securities and debt extinguishments.

The Company sponsors three business trusts, Community Capital Trust I, Community Capital Trust II, and Community Statutory Trust III, of which 100% of the common stock is owned by the Company. The trusts were formed for the purpose of issuing company-obligated mandatorily redeemable preferred securities to third-party investors and investing the proceeds from the sale of such preferred securities solely in junior subordinated debt securities of the Company. The debentures held by each trust are the sole assets of that trust. Distributions on the preferred securities issued by each trust are payable semi-annually at a rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities subject to the terms of each of the guarantees. The terms of the preferred securities of each trust are as follows:

	Issuance Date	Amount	Interest Rate	Maturity Date	Call Provision	Call Price
I	2/3/1997	30,000	9.75%	2/03/2027	10 year beginning 2007	104.5400% declining to par in 2017
II	7/16/2001	25,000	6 month LIBOR plus 3.75% (5.74%)	7/16/2031	5 year beginning 2006	107.6875% declining to par in 2011
III	7/31/2001	24,450	3 month LIBOR plus 3.58% (5.74%)	7/31/2031	5 year beginning 2006	107.5000% declining to par in 2011

In the fourth quarter 2003, as a result of applying the provisions of FIN 46, the Company de-consolidated these subsidiary trusts from its financial statements. The de-consolidation of the net assets and results of operations of the trusts had an immaterial impact on the Company's financial statements. The Company continues to be obligated to repay the debentures held by the trusts and guarantees repayment of the preferred securities issued by the trusts. The preferred securities held by the trusts qualify as Tier I capital for the Company under Federal Reserve Board guidelines.

NOTE I: INCOME TAXES

The provision for income taxes for the years ended December 31 is as follows:

(000's omitted)	2004	2003	2002
Current:			
Federal	$14,677	$11,534	$9,268
State	680	341	161
Deferred:			
Federal	1,229	758	3,764
State	57	140	694
Total income taxes	$16,643	$12,773	$13,887

Components of the net deferred tax liability, included in other assets/liabilities, as of December 31 are as follows:

(000's omitted)	2004	2003
Allowance for loan losses	$10,644	$10,537
Employee and director benefits	2,599	2,118
Other	1,478	1,501
Deferred tax asset	14,721	14,156
Investment securities	23,273	24,216
Intangible assets	8,145	4,910
Loan origination costs	3,998	3,324
Depreciation	5,264	3,526
Pension	531	1,586
Mortgage servicing rights	177	178
Deferred tax liability	41,388	37,740
Net deferred tax liability	($26,667)	($23,584)

The Company has determined that no valuation allowance is necessary as it is more likely than not that deferred tax assets will be realized through carryback of future deductions to taxable income in prior years, future reversals of existing temporary differences, and through future taxable income.

A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

	2004	2003	2002
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
Tax-exempt interest	(11.3%)	(11.2%)	(9.9%)
State income taxes, net of federal benefit	0.6%	0.1%	0.6%
Other	0.6%	0.1%	0.8%
Effective income tax rate	24.9%	24.0%	26.5%

NOTE J: LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations, and policies. For example, as a national bank, the Bank must obtain the approval of the Office of the Comptroller of the Currency (OCC) for payments of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2004, the Bank had approximately $27,758,000 in undivided profits legally available for the payments of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary, whether in the form of loans or other extensions of credit, investments or assets purchases. Such transfer by the Bank to the Company generally is limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

NOTE K: BENEFIT PLANS

Pension and post-retirement plans

The Company provides defined benefit pension and other post-retirement health and life insurance benefits to qualified employees and retirees. Using a measurement date of December 31, the following table shows the funded status of the Company's plans reconciled with amounts reported in the Company's consolidated statements of condition:

	Pension Benefits		Post-retirement Benefits	
(000's omitted)	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at the beginning of year	$42,739	$34,864	$5,083	$4,159
Service cost	2,557	1,831	311	275
Interest cost	2,433	2,157	325	260
Participant contributions	0	0	227	186
Plan amendment/acquisition	(881)	493	95	220
Other loss	0	1,218	0	0
Deferred actuarial loss	2,209	3,521	902	391
Benefits paid	(1,444)	(1,345)	(573)	(408)
Benefit obligation at end of year	47,613	42,739	6,370	5,083
Change in plan assets:				
Fair value of plan assets at beginning of year	36,784	29,133	0	0
Actual return of plan assets	3,907	6,815	0	0
Participant contributions	0	0	227	186
Employer contributions	2,500	2,181	346	222
Benefits paid	(1,444)	(1,345)	(573)	(408)
Fair value of plan assets at end of year	41,747	36,784	0	0
Unfunded status	(5,866)	(5,955)	(6,370)	(5,083)
Unrecognized actuarial loss	14,454	14,057	1,480	615
Unrecognized prior service (benefit) cost	(783)	899	331	361
Unrecognized transition liability	0	0	328	369
Prepaid (accrued) benefit cost	$7,805	$9,001	($4,231)	($3,738)

In 2004, the Company amended its defined benefit pension plan to allow for a cash balance option. Participants in the plan as of December 31, 2003 were given an option to continue to have their benefits calculated under the traditional plan formula or have their benefits determined as an account balance under a cash balance formula. All new participants to the plan will automatically participate in the cash balance option. In addition, the plan was amended to provide for the payment of certain benefits formerly accrued and payable under the Deferred Compensation Plan for Certain Executive Employees.

The Company has unfunded supplemental pension plans for certain key executives. The projected benefit obligation and accrued benefit cost included in the preceding table related to these plans was $3,128,000 and $2,798,000 for 2004 and $2,606,000 and $2,245,000 for 2003, respectively. The accumulated benefit obligation for the defined benefit pension was $40,659,000 and $35,025,000 as of December 31, 2004 and 2003, respectively.

The weighted-average assumptions used to determine the benefit obligations as of December 31 are as follows:

	Pension Benefits		Post-retirement Benefits	
	2004	2003	2004	2003
Discount rate	5.60%	5.90%	5.60%	5.90%
Expected return on plan assets	8.75%	8.75%	0.00%	0.00%
Rate of compensation increase	4.00%	4.00%	0.00%	0.00%

The net periodic benefit cost as of December 31 is as follows:

	Pension Benefits			Post-retirement Benefits		
(000's omitted)	2004	2003	2002	2004	2003	2002
Service cost	$2,557	$1,831	$1,415	$311	$275	$159
Interest cost	2,433	2,157	1,926	325	260	241
Expected return on plan assets	(3,160)	(2,567)	(2,268)	0	0	0
Net amortization and deferral	1,066	1,142	403	37	8	0
Amortization of prior service cost	155	129	131	30	30	30
Amortization of transition (asset) obligation	0	(4)	(19)	41	41	41
Other expense	0	1,218	0	0	0	0
Net periodic benefit cost	$3,051	$3,906	$1,588	$744	$614	$471

Other expense represents a $1.2 million adjustment recorded in the fourth quarter of 2003 to reflect the proper actuarial impact of indexing salary levels associated with certain benefits frozen in 1988. The weighted-average assumptions used to determine the net periodic pension cost for the years ended December 31 are as follows:

	Pension Benefits			Post-retirement Benefits		
	2004	2003	2002	2004	2003	2002
Discount rate	5.90%	6.10%	6.75%	5.90%	6.10%	6.75%
Expected return on plan assets	8.75%	9.00%	9.00%	0.00%	0.00%	0.00%
Rate of compensation increase	4.00%	4.00%	4.00%	0.00%	0.00%	0.00%

The amount of benefit payments that are expected to be paid over the next ten years are as follows:

(000's omitted)	Pension Benefits	Post-retirement Benefits
2005	$2,866	$289
2006	2,666	308
2007	3,278	332
2008	4,607	350
2009	3,302	383
2010-2014	$21,541	$2,577

The payments reflect future service and are based on various assumptions including retirement age and form of payment (lump-sum versus annuity). Actual results may differ from these estimates.

The expected long-term rate of return was estimated by taking into consideration asset allocation, reviewing historical returns on type of assets held and current economic factors. The asset allocation for the defined benefit pension plan as of December 31, by asset category, is as follows:

	2004	2003
Equity securities	69%	70%
Debt securities	19%	20%
Cash	12%	10%
Total	100%	100%

Plan assets include $2,571,000 (6%) and $2,230,000 (6%) of Community Bank System, Inc. stock at December 31, 2004 and 2003, respectively.

The investment objective for the defined benefit pension plan is to achieve an average annual total return over a five-year period equal to the assumed rate of return used in the actuarial calculations. At a minimum performance level, the portfolio should earn the return obtainable on high quality intermediate-term bonds. The Company's perspective regarding portfolio assets combines both preservation of capital and moderate risk-taking. Asset allocation favors equities, with a target allocation of approximately 75% equity securities, 20% fixed income securities and 5% cash. No more than 10% of the portfolio can be in stock of the Company. Due to the volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges. Prohibited transactions include purchase of securities on margin, uncovered call options, short sale transactions, and use of real estate, unlisted limited partnerships, derivative products or venture capital loans as fixed income investment vehicles.

The Company makes contributions to its funded qualified pension plan as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on such assets, and the value of the accumulated benefit obligation. Based upon current information, the Company does not expect to make contributions to the funded qualified pension plan in 2005. The Company funds the payment of benefit obligations for the supplemental pension and post-retirement plans because such plans do not hold assets for investment.

The assumed health care cost trend rate used in the post-retirement health plan at December 31,2004 was 9.0% for medical costs and 13.0% for prescription drugs. The rate to which the cost trend rate is assumed to decline (the ultimate trend rate) and the year that the rate reaches the ultimate trend rate is 5.0% and 2013, respectively.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point increase in the trend rate would increase the service and interest cost components by $35,000 and increase the benefit obligation by $264,000. A one-percentage-point decrease in the trend rate would decrease the service and interest cost components by $8,000 and decrease the benefit obligation by $141,000.

401(k) Employee Stock Ownership Plan

The Company has a 401(k) Employee Stock Ownership Plan in which employees can contribute from 1% to 90% of eligible compensation, with up to 6% being eligible for matching contributions in the form of Company common stock. The Plan also permits the Company to distribute a discretionary profit-sharing component in the form of Company common stock to all participants except certain executive employees. The expense recognized under this plan for the years ended December 31, 2004, 2003 and 2002 was $1,583,000, $1,309,000 and $1,026,000, respectively.

Deferred Compensation Plan for Certain Executive Employees

The Company has a Deferred Compensation Plan for Certain Executive Employees in which participants may contribute up to 15% of their eligible compensation less any amounts contributed to the 401(k) Employee Stock Ownership Plan. Any discretionary profit-sharing amounts that the executive receives from the Company must be contributed to the Deferred Compensation Plan in the form of Company common stock. The expense recognized under this plan for the years ended December 31, 2004, 2003 and 2002 was $159,000, $119,000 and $68,000, respectively.

Other Deferred Compensation Arrangements

In addition to the supplemental pension plans for certain executives, the Company has nonqualified deferred compensation for several former directors, officers, and key employees. All benefits provided under these plans are unfunded and payments to plan participants are made by the Company. At December 31, 2004 and 2003, the Company has recorded a liability of $5,373,000 and $3,775,000, respectively. The expense recognized under these plans for the years ended December 31, 2004, 2003, and 2002 was $1,727,000, $947,000 and $398,000, respectively.

Deferred Compensation Plan for Directors
Directors may defer all or a portion of their director fees under the Deferred Compensation Plan for Directors. Under this plan, there is a separate account for each participating director which is credited with the amount of shares which could have been purchased with the director's fees as well as any dividends on such shares. On the distribution date, the director will receive common stock equal to the accumulated share balance in his account. As of December 31, 2004 and 2003, there were 65,090 and 56,901 shares credited to the participants' accounts, for which a liability of $1,097,000 and $894,000 was accrued, respectively. The expense recognized under the plan for the years ended December 31, 2004, 2003 and 2002, was $206,000, $113,000, and $106,000, respectively.

Director Stock Balance Plan
The Company has a Stock Balance Plan for non-employee directors who have completed six months of service. The Plan is a nonqualified, noncontributory defined benefit plan. The Plan provides benefits for service prior to January 1, 1996 based on a predetermined formula and benefits for service after January 1, 1996 based on the performance of the Company's common stock. Participants become fully vested after six years of service. The directors can elect to receive offset stock options that may reduce the Company's liability under the Plan. These options vest immediately and expire one year after the date the director retires or two years in the event of death. Benefits are payable in the form of cash and/or Company stock (as elected by the director) on January 1st of the year after the director retires from the Board. As of December 31, 2004 and 2003, the accrued pension liability was $287,000 and $251,000, respectively. The expense recognized under this plan for the years ended December 31, 2004, 2003 and 2002, was $36,000, $38,000 and $69,000, respectively. The expense and related liability were calculated using a dividend rate of 3.00%, stock price appreciation of 6.00%, and a discount rate of 5.6% for 2004, 5.9% for 2003, and 6.10% for 2002.

NOTE L: STOCK-BASED COMPENSATION PLANS

The Company has a long-term incentive program for directors, officers, and key employees. Under this program the Company authorized 4,024,000 shares of Company common stock for the grant of incentive stock options, restricted stock awards, nonqualified stock options, retroactive stock appreciation rights, and offset options to its Stock Balance Plan (see Note K). The offset options vest and become exercisable immediately and expire one year after the date the director retires or two years in the event of death. The remaining options have a ten-year term. They vest and become exercisable on a grant-by-grant basis, ranging from immediate vesting to ratably over a five-year period. Option activity in this plan is as follows:

	Options Outstanding	Weighted Average Exercise Price of Shares Outstanding	Shares Exercisable
December 31, 2001	1,901,488	$12.67	1,300,700
Granted	413,404	13.20	
Exercised	(173,286)	8.94	
Forfeited	(4,278)	12.62	
December 31, 2002	2,137,328	$13.07	1,411,006
Granted	843,138	10.89	
Exercised	(545,158)	10.99	
Forfeited	(7,826)	14.22	
December 31, 2003	2,427,482	$12.78	1,519,893
Granted	669,139	18.37	
Exercised	(685,143)	8.35	
Forfeited	(10,546)	16.13	
December 31, 2004	2,400,932	$15.59	1,383,369

Approximately 222,000 and 390,000 options were exchanged in 2004 and 2003 in connection with the Heritage and Grange acquisitions, respectively.

At December 31, 2004 the range of exercise prices and other information relating to the Company's stock options is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Shares	Weighted Average Exercise Price
$3.65 - $5.15	76,044	$4.12	1.7	76,044	$4.12
$5.15 - $7.72	40,716	6.77	0.8	40,716	6.77
$7.72 - $10.30	69,516	9.13	3.3	69,516	9.13
$10.30 - $12.87	520,454	12.12	5.6	374,419	12.09
$12.87 - $15.44	452,121	13.57	6.1	275,261	13.86
$15.44 - $18.02	782,979	16.32	7.2	489,283	16.71
$18.02 - $20.59	15,000	18.96	8.4	3,000	18.96
$20.59 - $23.17	19,008	22.62	9.4	4,008	22.95
$23.17 - $24.15	425,094	24.15	9.1	51,122	24.15
Total / Average	2,400,932	$15.59	6.6	1,383,369	$13.83

Information concerning the grants of stock options and restricted stock is as follows:

	Awards Granted	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
2004:			
Option price = fair market value	446,860	$24.09	$6.05
Option price < fair market value	222,279	$6.87	$13.28
Restricted stock	32,418	$23.76	$23.76
2003:			
Option price = fair market value	449,476	$15.78	$4.12
Option price < fair market value	393,662	$5.31	$13.73
Restricted stock	8,000	$19.12	$19.12
2002:			
Option price = fair market value	373,404	$13.20	$3.59
Option price < fair market value	40,000	$13.18	$4.33

The Company used the Black-Scholes option-pricing model to estimate the weighted average grant date fair value. The assumptions used in the model are disclosed in Note A – Stock Based Compensation. Compensation expense related to restricted stock recognized in the income statement for the years ended December 31, 2004, 2003, and 2002 was $372,000, $105,000 and $353,000, respectively.

On February 21, 1995, the Company adopted a Stockholder Protection Rights Agreement. Under the Plan, each stockholder received one right, representing the right to purchase one share of common stock for $42.50 for each share of stock owned. All of the rights expire on February 21, 2005, but the Company may redeem the rights earlier for $.005 per right, subject to certain limitations. Rights will become exercisable if a person or group acquires 15% or more of the Company's outstanding shares. Until that time, the rights will trade with the common stock; any transfer of common stock will also constitute a transfer of the associated right. If the rights become exercisable, they will begin to trade apart from the common stock. If one of a number of "flip-in events" occurs, each right will entitle the holder to purchase common stock having a market value equivalent of two times the exercise price. In January 2005, the Board of Directors voted to permit the agreement to expire in February 2005.

NOTE M: EARNINGS PER SHARE

The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

(000's omitted, except per share data)	Income	Shares	Per Share Amount
Year Ended December 31,2004			
Basic EPS	$50,196	29,916	$1.68
Stock options		754	
Diluted EPS	$50,196	30,670	$1.64
Year Ended December 31,2003			
Basic EPS	$40,380	26,299	$1.54
Stock options		736	
Diluted EPS	$40,380	27,035	$1.49
Year Ended December 31,2002			
Basic EPS	$38,517	25,946	$1.48
Stock options		388	
Diluted EPS	$38,517	26,334	$1.46

There were 424,594, 0 and 469,744 anti-dilutive stock options outstanding for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE N: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to customers, generally having fixed expiration dates or other termination clauses that may require payment of a fee. These commitments consist principally of unused commercial and consumer credit lines. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party. The credit risks associated with commitments to extend credit and standby letters of credit are essentially the same as that involved with extending loans to customers and are subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer's creditworthiness. The fair value of these commitments is immaterial for disclosure in accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The contract amount of commitment and contingencies is as follows:

(000's omitted)	2004	2003
Commitments to extend credit	$429,751	$315,898
Standby letters of credit	22,948	19,163
Total	$452,699	$335,061

The fair value of these financial instruments approximates carrying value.

The Company has unused lines of credit of $47,000,000 at December 31, 2004. The Company has unused borrowing capacity of approximately $134,492,000 through collateralized transactions with the Federal Home Loan Bank and $11,325,000 through collateralized transactions with the Federal Reserve Bank.

The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period of December 23, 2004 through January 5, 2005 was $58,779,000 of which $2,000,000 was required to be on deposit with the Federal Reserve Bank of New York. The remaining $56,779,000 was represented by cash on hand.

NOTE O: LEASES

The Company leases buildings and office space under agreements that expire in various years. Rental expense included in operating expenses amounted to $2,486,000, $1,940,000 and $1,896,000 in 2004, 2003 and 2002, respectively. The future minimum rental commitments as of December 31, 2004 for all non-cancelable operating leases are as follows:

2005	$2,204
2006	2,022
2007	1,788
2008	1,280
2009	1,002
Thereafter	4,374
Total	$12,670

NOTE P: REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum total core capital to risk weighted assets of 8%, and tier I capital to risk weighted assets and tier I capital to average assets of 4%. Management believes, as of December 31, 2004, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Company and Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and Bank must maintain minimum total core capital to risk weighted assets of 10%, tier I capital to risk weighted assets of 6% and tier I capital to average assets of 5%. There are no conditions or events since that notification that management believes have changed the institution's category. In addition, there were no significant capital requirements imposed or agreed to during the regulatory approval process of any of our acquisitions.

The capital ratios and amounts of the Company and the Bank as of December 31 are presented below:

	2004		2003	
(000's omitted)	Company	Bank	Company	Bank
Tier 1 capital to average assets				
Amount	$284,928	$276,654	$249,641	$245,809
Ratio	6.94%	6.74%	7.26%	7.28%
Minimum required amount	$164,229	$164,069	$137,607	$134,977
Tier 1 capital to risk weighted assets				
Amount	$284,928	$276,654	$249,641	$245,809
Ratio	11.93%	11.61%	11.76%	11.63%
Minimum required amount	$95,536	$95,337	$84,916	$84,576
Total core capital to risk weighted assets				
Amount	$314,783	$306,447	$276,177	$272,339
Ratio	13.18%	12.86%	13.01%	12.88%
Minimum required amount	$191,072	$190,675	$169,831	$169,151

NOTE Q: PARENT COMPANY STATEMENTS

The condensed balance sheets of the parent company at December 31 is as follows:

(000's omitted)	2004	2003
Assets:		
Cash	$11,772	$24,429
Investment securities	2,885	2,885
Investment in and advances to subsidiaries	548,781	482,407
Other assets	3,562	3,023
Total assets	$567,000	$512,744
Liabilities and shareholders' equity:		
Accrued interest and other liabilities	$8,926	$7,526
Borrowings	83,446	100,390
Shareholders' equity	474,628	404,828
Total liabilities and shareholders' equity	$567,000	$512,744

The condensed statements of income of the parent company for the years ended December 31 is as follows:

(000's omitted)	2004	2003	2002
Revenues:			
Dividends from subsidiaries	$41,500	$42,771	$29,587
Interest on investments	179	6	10
Other income	28	0	0
Total revenues	41,707	42,777	29,597
Expenses:			
Interest on long term notes and debentures	6,061	5,765	6,112
Other expenses	13	84	9
Total expenses	6,074	5,849	6,121
Income before tax benefit and equity in undistributed net income of subsidiaries	35,633	36,928	23,476
Income tax benefit	1,461	1,364	1,572
Income before equity in undistributed net income of subsidiaries	37,094	38,292	25,048
Equity in undistributed net income of subsidiaries	13,102	2,088	13,469
Net income	$50,196	$40,380	$38,517

The statements of cash flows of the parent company for the years ended December 31 is as follows:

(000's omitted)	2004	2003	2002
Operating activities:			
Net income	$50,196	$40,380	$38,517
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of subsidiaries	(13,102)	(2,088)	(13,469)
Net change in other assets and other liabilities	3,157	1,633	(886)
Net cash provided by operating activities	40,251	39,925	24,162
Investing activities:			
Purchase of investment securities	0	(227)	(76)
Capital contributions to subsidiaries	0	(33,131)	(831)
Net cash used in investing activities	0	(33,358)	(907)
Financing activities:			
Net change in borrowings	(17,000)	20,000	(6,100)
Issuance of common stock	5,344	4,819	1,151
Purchase of treasury stock	(21,709)	(8,490)	0
Cash dividends paid	(19,543)	(15,466)	(14,228)
Net cash (used) provided by financing activities	(52,908)	863	(19,177)
Change in cash and cash equivalents	(12,657)	7,430	4,078
Cash and cash equivalents at beginning of year	24,429	16,999	12,921
Cash and cash equivalents at end of year	$11,772	$24,429	$16,999
Supplemental disclosures of cash flow information:			
Cash paid for interest	$5,943	$5,841	$6,412
Supplemental disclosures of non-cash financing activities			
Dividends declared and unpaid	$5,515	$4,529	$3,760

Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Community Bank System, Inc.

Date: March 14, 2005

/s/ Sanford A. Belden
Sanford A. Belden,
President, Chief Executive Officer and Director

/s/ Scott A. Kingsley
Scott A. Kingsley,
Treasurer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Community Bank System, Inc.

We have completed an integrated audit of Community Bank System, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Community Bank System, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Syracuse, New York
March 11, 2005

TWO YEAR SELECTED QUARTERLY DATA (Unaudited)

2004 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$38,575	$39,057	$37,457	$35,954	$151,043
Provision for loan losses	2,100	2,300	2,300	2,050	8,750
Net interest income after provision for loan losses	36,475	36,757	35,157	33,904	142,293
Non-interest income	10,832	12,164	10,919	10,530	44,445
Operating expenses	30,442	29,926	29,775	29,756	119,899
Income before income taxes	16,865	18,995	16,301	14,678	66,839
Income taxes	4,199	4,761	4,160	3,523	16,643
Net income	$12,666	$14,234	$12,141	$11,155	$50,196
Basic earnings per share	$0.41	$0.47	$0.41	$0.39	$1.68
Diluted earnings per share	$0.40	$0.45	$0.40	$0.38	$1.64

2003 Results (000's omitted, except per share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Total
Net interest income	$34,703	$32,539	$32,102	$32,484	$131,828
Provision for loan losses	3,093	2,029	2,673	3,400	11,195
Net interest income after provision for loan losses	31,610	30,510	29,429	29,084	120,633
Non-interest income	7,698	9,779	8,947	8,807	35,231
Operating expenses	27,879	25,206	25,179	24,447	102,711
Income before income taxes	11,429	15,083	13,197	13,444	53,153
Income taxes	2,759	3,354	3,165	3,495	12,773
Net income	$8,670	$11,729	$10,032	$9,949	$40,380
Basic earnings per share	$0.32	$0.45	$0.38	$0.38	$1.54
Diluted earnings per share	$0.31	$0.44	$0.38	$0.38	$1.49

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a - 15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included under the heading "Report on Internal Control Over Financial Reporting" at Item 8 of this Annual Report on Form 10-K. The attestation report of the registered public accounting firm is included under the heading "Report of the Independent Registered Public Accounting Firm" at Item 8 of this Annual Report on Form 10-K.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2004 or through the date of this Annual Report on Form 10-K have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

None

Part III

Item 10. Directors and Executive Officers of the Registrant

The information concerning Directors of the Company required by this Item 10 is incorporated herein by reference to the sections entitled "Nominees for Director and Directors Continuing in Office" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement. The information concerning executive officers of the Company required by this Item 10 is incorporated by reference to Item 4A of this Annual Report on Form 10-K. The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The text of the code of ethics is posted on the Company's web-site at www.communitybankna.com. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, the code of ethics that relates to certain elements thereof, by posting such information on its web-site referenced above. In addition, information concerning Audit Committee and Audit Committee Financial Expert is included in the Proxy Statement under the caption "Audit Committee Report" and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the section entitled "Compensation of Executive Officers" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated herein by reference to the section entitled "Nominees for Director and Directors Continuing in Office" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is incorporated herein by reference to the section entitled "Transactions with Management" in the Company's Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated herein by reference to the section entitled "Audit Fees" in the Company's Proxy Statement.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

A. Documents Filed

1. The following consolidated financial statements of Community Bank System, Inc. and subsidiaries are included in Item 8:

   - Consolidated Statements of Condition,
     December 31, 2004 and 2003

   - Consolidated Statements of Income,
     Years ended December 31, 2004, 2003, and 2002

   - Consolidated Statements of Changes in Shareholders' Equity,
     Years ended December 31, 2004, 2003, and 2002

   - Consolidated Statements of Comprehensive Income,
     Years ended December 31, 2004, 2003, and 2002

   - Consolidated Statement of Cash Flows,
     Years ended December 31, 2004, 2003, and 2002

   - Notes to Consolidated Financial Statements,
     December 31, 2004

   - Report of Independent Registered Public Accounting Firm

   - Quarterly selected data,
     Years ended December 31, 2004 and 2003 (unaudited)

2. Schedules are omitted since the required information is either not applicable or shown elsewhere in the financial statements.

3. The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed below:

   2.1 Agreement and Plan of Merger, dated January 6, 2004 and amended March 11, 2004, by and among Community Bank System, Inc., Community Bank, N.A., and First Heritage Bank. Incorporated by reference to Annex A to the proxy statement/prospectus included in Registration Statement on Form S-4 filed on March 12, 2004, as amended (Registration No. 333-113581).

   2.2 Amended and Restated Agreement and Plan of Merger, dated June 7, 2003, by and between Community Bank System, Inc. and Grange National Banc Corp. Incorporated by reference to Annex A to the proxy statement/prospectus included in the Registration Statement on Form S-4 filed on August 20, 2003, as amended (Registration No. 333-107949).

   2.3 Agreement and Plan of Merger, dated May 6, 2003, by and among the Registrant, PB Acquisition Corp. and Peoples Bankcorp, Inc. Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Registrant filed on May 8, 2003 (Registration No. 001-13695).

   2.4 Agreement and Plan of Merger, dated November 29, 2000, by and between Community Bank System, Inc. and First Liberty Bank Corp. Incorporated by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on December 20, 2000 (Registration No. 001-13695).

   2.5 Agreement regarding the Agreement and Plan of Merger, dated September 26, 2000, by and between Community Bank, N.A. and The Citizens National Bank of Malone. Incorporated by reference to Exhibit No. 10.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

2.6 Purchase and Assumption Agreement, dated December 6, 1994, by and between Community Bank System, Inc. and The Chase Manhattan Bank, N.A. Incorporated by reference to Exhibit No. 10.01 to the Registration Statement on Form S-2 filed on April 11, 1995 (Registration No. 033-58539).

3.1 Certificate of Amendment of Certificate of Incorporation of Community Bank System, Inc. Incorporated by reference to Exhibit No. 3.1 to the Quarterly Report on Form 10-Q filed on May 5, 2004 (Registration No. 001-13695).

3.2 Bylaws of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.2 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

4.1 Junior Subordinated Deferrable Interest Debentures, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045).

4.2 Amended and Restated Declaration of Trust of Community Capital Trust I, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.5 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045).

4.3 Form of Common Stock Certificate. Incorporated by reference to Exhibit No. 4.1 to the Amendment No. 1 to the Registration Statement on Form S-3 filed on October 24, 2001 (Registration No. 333-68866).

10.1 Employment Agreement, effective March 1, 2004, by and between Community Bank System, Inc. and Sanford A. Belden. Incorporated by reference to Exhibit No. 10.1 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.2 Post-2004 Supplemental Retirement Agreement, effective January 1, 2005, by and between Community Bank System, Inc., Community Bank N.A. and Sanford Belden. * **

10.3 Pre-2005 Supplemental Retirement Agreement, effective December 31, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Sanford Belden. * **

10.4 Employment Agreement, effective March 8, 2004, by and between Community Bank System, Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.4 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.5 Supplemental Retirement Plan Agreement, effective July 1, 2003, by and between Community Bank System Inc. and Mark E. Tryniski. Incorporated by reference to Exhibit No. 10.5 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.6 Employment Agreement, effective August 2, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.3 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.7 Supplemental Retirement Plan Agreement, effective August 2, 2004, by and between Community Bank System Inc. and Scott A. Kingsley. Incorporated by reference to Exhibit No. 10.4 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.8 Agreement dated December 23, 2002, by and between Community Bank System, Inc., Community Bank N.A. and David G. Wallace. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed on March 23, 2003 (Registration No. 001-13695). **

10.9 Employment Agreement, effective August 1, 2004, by and between Community Bank System, Inc., Community Bank, N.A. and Brian D. Donahue. Incorporated by reference to Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.10 Employment Agreement, effective March 20, 2003, by and between Community Bank System, Inc. and Michael A. Patton. Incorporated by reference to Exhibit No. 10.8 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.11 Supplemental Retirement Plan Agreement, effective February 1, 2004, by and between Community Bank System Inc. and Michael A. Patton. Incorporated by reference to Exhibit No. 10.9 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.12 Employment Agreement, effective March 20, 2003, by and between Community Bank System, Inc. and James A. Wears. Incorporated by reference to Exhibit No. 10.6 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.13 Supplemental Retirement Plan Agreement, effective February 1, 2004, by and between Community Bank System Inc. and James A. Wears. Incorporated by reference to Exhibit No. 10.7 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.14 Employment Agreement, effective November 21, 2003, by and between Community Bank System, Inc. and Thomas A. McCullough. Incorporated by reference to Exhibit No. 10.10 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.15 Supplemental Retirement Plan Agreement, effective March 26, 2003, by and between Community Bank System Inc. and Thomas McCullough. Incorporated by reference to Exhibit No. 10.11 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.16 Employment Agreement, effective May 1, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Steven R. Tokach. Incorporated by reference to Exhibit No. 10.2 to the Quarterly Report on Form 10-Q filed on August 4, 2004 (Registration No. 001-13695). **

10.17 Employment Agreement, effective September 1, 2002, by and between Community Bank System, Inc., Community Bank N.A. and Timothy J. Baker. Incorporated by reference to Exhibit No. 10.2 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.18 Change of Control Agreement, effective November 30, 2001 by and between Community Bank System, Inc., Community Bank N.A. and W. Valen McDaniel. * **

10.19 Employment Agreement, effective September 1, 2002, by and between Community Bank System, Inc., Community Bank N.A. and Joseph J. Lemchak. Incorporated by reference to Exhibit No. 10.4 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.20 Employment Agreement, effective October 1, 2004, by and between Community Bank System, Inc., Community Bank N.A. and J. David Clark. Incorporated by reference to Exhibit No. 10.3 to the Quarterly Report on Form 10-Q filed on November 8, 2004 (Registration No. 001-13695). **

10.21 Employment Agreement, effective May 15, 2004, by and between Community Bank System, Inc., Community Bank N.A. and Robert P. Matley. * **

10.22 Change of Control Agreement, effective August 20, 2002 by and between Community Bank System, Inc., Community Bank N.A. and J. Michael Wilson. * **

10.23 Employment Agreement, effective April 3, 2000, by and between Community Bank System, Inc. and David J. Elias. Incorporated by reference to Exhibit No. 10.12 to the Annual Report on Form 10-K filed on March 12, 2004 (Registration No. 001-13695). **

10.24 2004 Long-Term Incentive Compensation Program. Incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 15, 2004 (Registration No. 001-13695). **

10.25 Stock Balance Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.26 Deferred Compensation Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (Registration No. 001-13695). **

10.27 Community Bank System, Inc. Pension Plan Amended and Restated as of January 1, 2004. * **

21.1 Subsidiaries of Community Bank System, Inc.

Name	Jurisdiction of Incorporation
Community Bank, N.A.	New York
Community Capital Trust I	Delaware
Community Capital Trust II	Delaware
Community Statutory Trust III	Connecticut
Community Financial Services, Inc.	New York
Benefit Plans Administrative Services, Inc.	New York
Benefit Plans Administrative Services LLC	New York
Harbridge Consulting Group LLC	New York
CBNA Treasury Management Corporation	New York
Community Investment Services, Inc.	New York
CBNA Preferred Funding Corp.	Delaware
CFSI Close-Out Corp.	New York
Elias Asset Management, Inc.	Delaware
First Liberty Service Corporation	Delaware
First of Jermyn Realty Co.	Delaware

23.1 Consent of PricewaterhouseCoopers LLP. *

31.1 Certification of Sanford A. Belden, President and Chief Executive Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

31.2 Certification of Scott A. Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

32.1 Certification of Sanford A. Belden, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

32.2 Certification of Scott A. Kingsley, Treasurer and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

* Filed herewith
**Denotes management contract or compensatory plan or arrangement

B. Reports on Form 8-K

- Form 8-K related to quarterly earnings press release was filed on January 25, 2005.
- Form 8-K related to quarterly earnings press release was filed on October 25, 2004.

C. Not applicable

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.

By: /s/ Sanford A. Belden
Sanford A. Belden
President, Chief Executive Officer and Director
March 14, 2005

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 14th day of March 2005.

/s/ James A. Gabriel
James A. Gabriel, Director and
Chairman of the Board of Directors

/s/ Scott A. Kingsley
Scott A. Kingsley
Treasurer and Chief Financial Officer

Directors:

/s/ Brian R. Ace
Brian R. Ace, Director

/s/ John M. Burgess
John M. Burgess, Director

/s/ Paul M. Cantwell, Jr.
Paul M. Cantwell, Jr., Director

/s/ William M. Dempsey
William M. Dempsey, Director

/s/ Nicholas A. DiCerbo
Nicholas A. DiCerbo, Director

/s/ Lee T. Hirschey
Lee T. Hirschey, Director

/s/ Harold S. Kaplan
Harold S. Kaplan, Director

/s/ Saul Kaplan
Saul Kaplan, Director

/s/ Charles E. Parente
Charles E. Parente, Director

/s/ David C. Patterson
David C. Patterson, Director

/s/ Peter A. Sabia
Peter A. Sabia, Director

/s/ Sally A. Steele
Sally A. Steele, Director

NEW YORK STOCK EXCHANGE

The undersigned Chief Executive Officer of Community Bank System, Inc. certifies to the New York Stock Exchange that, as of the date of this certification, he is unaware of any violation by Community Bank System, Inc. of the New York Stock Exchange's corporate governance listing standards in effect as of the date of this certification.

Date: March 14, 2005

/s/ Sanford A. Belden
Sanford A. Belden,
President, Chief Executive Officer and Director

ADMINISTRATION & LENDERS

EXECUTIVE

Sanford A. Belden, President and Chief Executive Officer
Mark E. Tryniski, Executive Vice President, Chief Operating Officer
Brian D. Donahue, Executive Vice President, Chief Banking Officer

FINANCE AND TREASURY MANAGEMENT

DeWitt

Scott A. Kingsley, Executive Vice President, Chief Financial Officer
Joseph J. Lemchak, Senior Vice President, Chief Investment Officer
Richard A. Chapin, Vice President, Financial Systems Manager
Charles M. Ertel, Vice President, Chief Accounting Officer
Susan S. Fox, Vice President, Director of Financial Reporting
Robert R. Frost, Vice President, Financial Analysis Manager
Sean M. Howard, Assistant Vice President, Funds Manager/Treasury Analyst
Julie A. Hutz, Vice President, Corporate Controller
Ann M. Moneypenny, Assistant Vice President, General Accounting Manager
Elaine A. Saarinen, Vice President, Purchasing Manager, Canton
Pamela J. Taylor, Vice President, Data Warehousing Manager

ADMINISTRATION

Timothy J. Baker, Senior Vice President, Special Projects Director, Canton
Bernadette M. Barber, Senior Vice President, Chief Human Resources Officer
Harold M. Wentworth, Senior Vice President, Director of Sales and Marketing
John P. Albanese, Assistant Vice President, Compensation and Benefits Manager
Kristine M. Besaw, Assistant Vice President, Human Resources Coordinator, Canton
Steven C. Byington, Vice President, Marketing Manager
Donna J. Drengel, Assistant Vice President; Secretary, Board and Shareholder Relations
Mark V. Kratts, Assistant Vice President, Human Resources Coordinator, Olean
John A. Puchir, Assistant Vice President, Sales Trainer, Quality Service Manager
Diane C. Seaman, Assistant Vice President, Training Manager
Donna Skechus, Vice President, Special Projects Manager, Wilkes-Barre

CREDIT

J. David Clark, Senior Vice President, Chief Credit Officer
Steven R. Tokach, Senior Vice President, Chief Credit Administrator, Olyphant
Tracie M. Clayson, Assistant Vice President, Assistant Retail Marketing Manager
Samuel DeStefano, Vice President, Indirect Lending/ Business Development Manager, Olean
Richard M. Heidrick, Vice President, Regional Retail Banking Administrator, Olean
Debra A. Murphy, Vice President, Real Estate Manager, Olean

OPERATIONS

Earl R. Withers, Jr., Vice President, Director of Operations, Olean
Patricia A. Hayes, Vice President, Loan Operations Manager, Olean
Nancy M. Lewis, Vice President, Item Processing Manager, Olean
Christina E. Sullivan, Vice President, Deposit Operations Manager, Canton

TECHNOLOGY

J. Michael Wilson, Senior Vice President, Chief Technology Officer
Robin E. Dumas, Vice President, Electronic Banking Manager, Canton
Brian R. Gaffney, Assistant Vice President, Technology Services Manager
Frank A. Palmisano, Assistant Vice President Technical Support Manager

RISK MANAGEMENT

W. Valen McDaniel, CIA, CRP, CFSA, CFA, Senior Vice President, Chief Risk Officer
Anthony A. Antonello, Assistant Vice President, Bank Security Officer
Melissa R. Cloce, Assistant Vice President, Assistant Compliance Manager
Heidi E. Fearn, Assistant Vice President, Senior Auditor
Stephen G. Hardy, Senior Vice President, Loan Review Manager
Michael F. Joyce, Assistant Vice President, Facilities Manager
Dianne L. Parks, Vice President, Compliance Manager, Canton
Lynne M. Wadsworth, CIA, CFSA, Vice President, Corporate Auditor

---

NEW YORK BANKING

James A. Wears, President, New York Banking, Canton

BRANCH SERVICES

Claire F. LaGarry, Vice President, Retail Banking Manager, Canton
Judith A. Meyer, Vice President, Branch Coordinator, Olean

LENDING

Bath

Michael G. Austin, Vice President, Commercial Loan Officer

Canton

Nicholas S. Russell, Vice President, Commercial Loan Officer
Robert F. Zehr, Vice President, Commercial Loan Officer/Floor Plan

Corning

James F. Ells, Vice President, Commercial Loan Officer
Susan M. Orlando, Commercial Loan Officer

Dansville

Sean M. Caruso, Commercial Loan Officer

Dunkirk, Vineyard Drive

Brian F. Aldrich, Assistant Vice President, Agricultural Loan Officer

Dunkirk, Central Avenue

David P. Warren, Vice President, Commercial Loan Officer

Geneva

Loren C. Herod, Vice President, Agricultural Loan Officer
James M. King, Vice President, Senior Agricultural Loan Officer
Andrew B. Rice, Assistant Vice President, Agricultural Loan Officer
Dominick (Jim) Vedora, Assistant Vice President, Commercial Loan Officer

Hannibal

David E. McKeon, Vice President, Commercial Loan Officer

Horseheads, Consumer Square

Duane M. Pelkey, Assistant Vice President, Commercial Loan Officer

Lakewood

Roger E. Dickinson, Vice President, Commercial Loan Officer

Lowville

Raymond H. Collier, Assistant Vice President, Agricultural Loan Officer

Richard E. Roes, Assistant Vice President, Agricultural Loan Officer

Olean

Nancy A. Aiello, Assistant Vice President, Credit Department Coordinator

Thomas E. Appleby, Assistant Vice President, Indirect Business Development Officer

Scott P. Brechbuehl, Vice President, Commercial Loan Officer

Eric M. Garvin, Assistant Vice President, Commercial Loan Officer

James M. Knapp, Assistant Vice President, Commercial Loan Officer

Mark P. Saglimben, Vice President, Commercial Loan Officer

Philip R. Webster, Indirect Lending Officer

Salamanca

Robert Brogcinski, Assistant Vice President, Retail Loan Officer

Skaneateles

Philip R. Webster, Jr., Assistant Vice President, Indirect Business Development Officer

Watertown

Michael J. Brassard, Vice President, Special Assets

Michelle D. Pfaff, Vice President, Commercial Loan Officer

Martin P. Schatz, Vice President, Commercial Loan Officer

Timothy D. Tallmadge, Vice President, Special Assets

Edward C. Ward, Vice President, Senior Agricultural Loan Officer

Wellsville

Douglas O. Frank, Vice President, Commercial Loan Officer

PENNSYLVANIA BANKING

First Liberty Bank & Trust, a division of Community Bank, N.A.

Thomas A. McCullough, President, Pennsylvania Banking, Scranton

ADMINISTRATION

Robert A. Cirko, Vice President, Business Development Manager, Wilkes-Barre

Debbie Dunleavy, Assistant Vice President, Marketing Coordinator, Scranton

J. Randall Palko, Vice President, Retail Banking Manager, Olyphant

Carol A. Scriven, Assistant Vice President, Human Resources Coordinator, Jermyn

LENDING

Robert P. Matley, Executive Vice President, Senior Lending Officer

Hazleton, Airport Road

Jan M. Pasdon, Vice President, Commercial Loan Officer

Arthur A. Tarone, Senior Vice President, Commercial Loan Officer

Scranton, Keyser Avenue

Mary Elizabeth D'Andrea, Senior Vice President, Commercial Loan Officer

Warren C. Rozelle, Senior Vice President, Commercial Loan Officer

Joseph S. Tomko, Senior Vice President, Commercial Loan Officer

Barry J. Westington, Vice President, Commercial Loan Officer

Tunkhannock

Paula L. Coleman, Assistant Vice President

Matthew Dougherty, Commercial Loan Officer

Melvin E. Milner, Vice President, Consumer Loan Officer

Walter Sarafinko, Commercial Loan Officer

Wilkes-Barre, Franklin St.

Joseph D. Angelella, Senior Vice President, Commercial Loan Officer

David P. Dobbs, Assistant Vice President, Cluster Manager

Robert G. Edgerton, Senior Vice President, Commercial Loan Officer

Richard D. Krokos, Senior Vice President, Commercial Loan Officer

Cynthia L. Lefko, Vice President, Cash Management Officer

Edward E. Nork, Senior Vice President, Commercial Loan Officer

James O'Brien, Consultant

Donald R. Werts, Assistant Vice President

Carmela D. Yanora, Assistant Vice President, Commercial Loan Officer

Wyalusing

Charles R. Bullock, Vice President, Cluster Manager

ADVISORY BOARD

William M. Davis, Chairman, Advisory Board, Jermyn

FINANCIAL SERVICES AND SUBSIDIARIES

Michael A. Patton, President, Financial Services, Olean

TRUST SERVICES

Catherine B. Koebelin, CTFA, Vice President, Trust Officer, Olean

Patricia E. Barie, CTFA, Trust Officer, Olean

Carmen A. Camp, CTFA, Trust Officer, Canton

Charlotte S. Carlson, CTFA, Trust Officer, Lakewood

Patricia A. Crolly, Trust Officer, Scranton

Robert P. Jewell, CFP, Trust Officer, Horseheads

Vincent L. Mastrucci, Vice President Investments/Corporate Trust Officer, Scranton

Richard A. Siarniak, Vice President Trust Employee Benefits, Scranton

Paul J. Snodgrass, AIF, Trust Investment Officer, Canton

BENEFIT PLANS ADMINISTRATIVE SERVICES, LLC

6 Rhoads Drive, Utica, NY 13502

Barry S. Kublin, President

Robert A. Malczyk, Vice President, Sales

Linda S. Pritchard, Vice President, Operations

HARBRIDGE CONSULTING GROUP, LLC

1 Lincoln Center, Syracuse, NY 13201

Nicholas J. Phillips, Executive Vice President

Vincent F. Spina, Executive Vice President

Steven P. Chase, Vice President

Sara E. Dam, Vice President

Sheila L. Yoensky, Vice President

ELIAS ASSET MANAGEMENT INC.

500 Essjay Road, Suite 220, Williamsville, NY 14221

David J. Elias, Chief Executive Officer, Chief Investment Officer

Barbara V. Elias, Vice President, Secretary/Treasurer

Thomas S. Quealy, President, Chief Operating Officer

Kathleen E. Strohmeyer, Operations Manager

Nicholas Verbanic, Vice President, Portfolio Manager

COMMUNITY INVESTMENT SERVICES, INC.

Charles E. Kopp, President, Olean

Brendan G. Culhane, Operations Manager, Chief Compliance Officer, Lockport

Patricia L. Schneider, Sales & Marketing Manager, Lockport

Financial Consultants

Jason A. Berry, Minooka

Eric E. Brunet, Ogdensburg

Joseph M. Butler, Jr., Watertown

Thomas J. Cioiek, Olean

Daniel P. Drappo, CFP®, Black River

James G. Durso, Waterloo

Bryon T. Earl, Tunkhannock

Brien D. Gardner, Canandaigua

Kevin C. Gildner, CFP®, Wellsville

Paul A. LaPointe, Potsdam

Richard P. Little, Scranton

Stephen V. Modrovsky, Wilkes-Barre

Kim W. Pace, CFP®, Olyphant

Helen M. Willman, Jamestown

R. Darrin White, Corning

Jamestown Office

David J. Cromey, Vice President

Philip J. Lombardo, Financial Consultant

Randall C. Schuler, Financial Consultant

Branch Offices

ADMINISTRATIVE LOCATIONS

Corporate Administrative Office
5790 Widewaters Parkway, DeWitt, NY 13214-1883

Northern Markets Office
45-49 Court Street, Canton, NY 13617-0509

East Markets Office
15 East Pulteney Street, Corning, NY 14830-2208

West Markets Office
201 North Union Street, Olean, NY 14760-0690

First Liberty Bank & Trust
1700 Keyser Avenue, Scranton, PA 18508

Northern Market

Black River
Christina S. Meagher, Assistant Vice President, Manager

Boonville (101 Main Street and Headwaters Plaza)
Kevin J. Kent, Vice President, Manager

Brushton
James H. McElwain, Manager

Canton
David R. Peggs, Vice President, Manager

Chateaugay
Barbara J. LaVoie, Manager

Clayton
Rita J. Walldroff, Assistant Vice President, Manager

Gouverneur
Kenneth W. Snyder, Vice President, Cluster Manager

Harrisville
Keitha J. Kerr, Branch Supervisor

Hermon
Connie J. Green, Branch Supervisor

Heuvelton
Jewel M. LaComb, Manager

Lowville (7605 State Street and 7395 Turin Road)
Adam J. Smykla, Vice President, Cluster Manager

Madrid
Marsha L. Watson, Manager

Malone (Elm Street and West End)
Shawn T. McNerney, Vice President, Cluster Manager

Massena
Ronald S. Rickett, Vice President, Manager

Norwood
Laura M. Lacomb, Branch Supervisor

Ogdensburg (825 State Street)
Robert L. Seymour, Vice President, Cluster Manager

Ogdensburg (320 Ford Street)
Sandra M. Kendall, Vice President, Manager

Old Forge
Barbara B. Criss, Vice President, Manager

Port Leyden
Debra S. Roberts, Branch Supervisor

Potsdam (64-70 Market Street and May Road)
Joyce E. Lalonde, Vice President, Cluster Manager

Pulaski
Steven P. Gaffney, Vice President, Manager

St. Regis Falls
Patricia A. Susice, Manager

Star Lake
Corina L. Kelley, Assistant Cashier, Manager

Waddington
Brenda L. Matthie, Branch Supervisor

Watertown (1125 Arsenal Street)
Elizabeth A. Brown, Assistant Vice President, Manager

Watertown (216 Washington Street)
Stephanie A. McGuire, Vice President, Cluster Manager

West Carthage
Gerald S. Morrow, Assistant Vice President, Manager

Southern Market

Addison
Robin K. Knapp, Assistant Vice President, Manager

Alfred
Beth L. Plaisted, Branch Supervisor

Allegany
Stephanie L. Kolkowski, Assistant Vice President, Manager

Angelica
Diana L. Guilford, Branch Supervisor

Bath
Joel P. Brazie, Assistant Vice President, Manager

Belfast
Sandra K. Taber, Branch Supervisor

Big Flats-Consumer Square
Denise E. Allen, Assistant Vice President, Cluster Manager

Bolivar
Susan M. Jordan, Branch Supervisor

Brocton
Phyllis A. Crockett, Manager

Canandaigua
Paul E. Lepore, Vice President, Manager

Cassadaga
Lee R. Johnson, Manager

Cato
Linda A. Martin, Assistant Vice President, Manager

Clymer
Laurie L. Harvey, Manager

Cohocton
Lisa R. Bortle, Branch Service Representative

Corning West Market Street
Wendy B. Daines, Vice President, Manager

Corning North
Douglas A. Mitchell, Vice President, Manager

Cuba
Mary M. Quigley, Vice President, Manager

Dansville
Susan M. Colegrove, Manager

Dunkirk (3909 Vineyard Dr.)
Daniel L. Drozdiel, Vice President, Cluster Manager

Dunkirk (345 Central Ave.)
Jean M. Coughlin, Assistant Vice President, Manager

Falconer
Joann W. Anderson, Assistant Vice President, Manager

Fillmore
Julie A. Hall, Manager

Franklinville
Sandra S. Wolfer, Manager

Friendship
Darlene M. Donahue, Branch Service Representative

Geneva
Edward L. (Ned) Clark, Vice President, Manager

Gowanda
Sandra T. Gaylord, Vice President, Manager

Hammondsport
Kelly L. Bussman, Assistant Vice President, Manager

Hannibal
Debra A. Davis, Assistant Vice President, Cluster Manager

Hornell
Melissa M. Ponticello, Manager

Houghton College
Jason R. Linnecke, Branch Supervisor

Interlaken
Evelyne L. Caron, Manager

Southern Market, continued

Jamestown (1281 N. Main Street)
Kathleen S. Bemus, Assistant Vice President, Manager

Jamestown (25 Main St. - Brooklyn Square)
Georgeanna Culpepper, Branch Supervisor

Lakewood
Linda L. Anderson, Vice President, Cluster Manager

Livonia
Jody R. Tonkery, Vice President, Cluster Manager

Moravia
Kathleen M. Longyear, Manager

Mount Morris
Klaas W. DeWaard, Manager

Naples
Jill S. Ripley, Manager

Newark South Main St.
Ronald J. Telarico, Assistant Vice President, Manager

Newark Plaza
Barbara A. Viola, Assistant Vice President, Manager

Nichols
Kathleen M. Bowen, Assistant Vice President, Manager

North Collins
Ellen M. Pavlovic, Assistant Vice President, Manager

Olean (201 North Union Street)
Jody L. Collins, Vice President, Cluster Manager

Olean (Delaware Park)
Robin K. Bowser, Branch Supervisor

Owego
Samuel F. Thomas, Vice President, Manager

Ovid
Joyce A. Tavelli, Assistant Vice President, Manager

Painted Post
Michael A. Procopio, Branch Supervisor

Penn Yan (151 Main Street)
Thomas R. May, Vice President, Manager

Penn Yan (272 Lake Street)
Connie C. West, Assistant Vice President, Manager

Portville (1471 E. State Road)
Beverly J. Geise, Manager

Portville (7 North Main Street)
Kelly A. McCullin, Branch Supervisor

Randolph
Diane M. Lecceardone, Branch Supervisor

Ripley
Patricia J. Knight, Manager

Rushville
Brenda M. St. Mary, Branch Assistant

Salamanca
Marilyn J. Harvey, Manager

Seneca Falls
David W. Sloan, Vice President, Cluster Manager
Betty A. Verzillo, Assistant Vice President, Manager

Sherman
Denise G. Carlson, Assistant Vice President, Manager

Silver Creek
Mark J. Catalano, Assistant Vice President, Cluster Manager

Skaneateles
Robert E. Marsh, Assistant Vice President, Manager

Waterloo
Larry D. Ledgerwood, Vice President, Manager

Watkins Glen
Laurel M. Fox, Manager

Wellsville (113 Main Street)
David E. Newton, Cluster Manager

Woodhull
Lynn S. Vitale, Branch Supervisor

Wellsville (4196 Bolivar Road)
Virginia L. Elliott, Assistant Vice President, Manager

Yorkshire
Joseph D. Fore, Assistant Vice President, Manager

Pennsylvania Market

Carbondale
Patricia M. Calabro, Assistant Vice President, Manager

Clarks Summit
Theresa A. Collins, Manager

Daleville
Paulene P. Jerome, Branch Assistant

Dickson City
Corrine Kusmick, Manager

Edwardsville
Brian E. Burd, Manager

Hazleton (Airport Road)
Paula Palance, Manager

Hazleton (S. Wyoming Street)
Lisa A. Hartz, Manager

Jermyn
Patricia M. Calabro, Assistant Vice President, Manager

Jessup
Susan M. Russick, Manager

Kingston (Third Avenue)
Austin J. Ambrosino, Vice President, Manager

Kingston (Wyoming Avenue)
Gary J. Missal, Manager

Laceyville
Kevin W. Huyck, Manager

Lawton
Yvonne C. Nuss, Manager

Little Meadows
Douglas M. Jackson, Branch Supervisor

Meshoppen
Greg M. Culver, Manager

Noxen/Bowman's Creek
Mary T. Kern, Manager

Olyphant
Mary Z. Bieszczad, Assistant Vice President, Manager

Pittston
Vivian L. Liberski, Vice President, Manager

Scranton - Keyser Avenue
David C. Griffin, Vice President, Manager

Scranton - Minooka - Davis Street
David H. Lencicki, Assistant Vice President, Manager

Scranton - N. Washington Ave.
Lee B. Walter, Assistant Vice President, Manager

Scranton - Wyoming Avenue
Joan T. Hannigan, Assistant Vice President, Manager

Towanda
Karen O. Glosenger, Branch Supervisor

Tunkhannock
Karen M. Fuller, Assistant Vice President, Manager

Trucksville/Back Mountain
John P. Peterson, Assistant Vice President, Manager

Wilkes Barre (Pine Mall)
Debra A. Skurkis, Branch Supervisor

Wilkes Barre (Franklin Street)
Susanne M. Mullin, Manager

Wyalusing
Sandy L. Wentovich, Manager

Notes

Shareholder Information

Corporate Headquarters
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
800-724-2262
Phone: 315-445-2282, Fax: 315-445-7347
www.communitybankna.com

Stock Listing
The common stock of Community Bank System, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol CBU.

Its trust preferred securities are traded over the counter under the symbol CBSIP. Newspaper listing for common stock: CmntyBkSys.

Annual Meeting
Wednesday, May 11, 2005 at 1:00 p.m.
The Woodlands Inn & Resort
1073 Highway 315
Wilkes-Barre, PA 18702
570-824-9831

Transfer Agent and Registrant of Stock
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

Investor Information
www.communitybankna.com
Investor and shareholder information regarding Community Bank System, Inc., including all filings with the Securities and Exchange Commission, is available through the company's web site.

Copies may also be obtained without charge upon written request to:
Ms. JosephineAnne E. Rurka
Investor Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7300
josie.rurka@communitybankna.com

Independent Auditors
The Board of Directors has appointed the firm of PricewaterhouseCoopers LLP, as auditor for the company.

Analyst Coverage
The following analysts published research about Community Bank System in 2004:

Cohen Bros. & Company
Andrew Stapp...215-861-7834
astapp@cohen-bros.com

FTN Midwest Research
Anthony Polini...212-418-6722
anthony.polini@ftnmidwest.com

Janney Montgomery Scott
Claire Percarpio...215-665-4559
cpercarpio@jmsonline.com

Keefe, Bruyette & Woods
Jared Shaw...860-722-5903
jshaw@kbw.com

McConnell, Budd & Romano
Kelly Hinkle...973-538-7800
khinkle@mcbd.com

Investor's Choice Program
CBU offers convenient, low-cost options for investors wishing to steadily buy shares.
For information, contact:
Ms. Donna J. Drengel
Shareholder Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7313
donna.drengel@communitybankna.com
or
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-278-4353
www.amstock.com



All of us at Community Bank System wish to express our sincere appreciation to William N. Sloan, who retired from our Board of Directors on December 31, 2004 after 13 years. Bill diligently helped guide us through a tremendous period of growth and success, and we thank him and wish him well in his retirement.



Community Bank System, Inc.

5790 Widewaters Parkway • DeWitt, New York 13214-1883 • 800.724.2262 • Fax 315.445.7347 • communitybankna.com